UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| United Mexican States | 0000101368 |
| Exact name of registrant as specified in charter | Registrant CIK number |
| Form 18-K (annual report for fiscal year ended December 31, 2021) | |
| Electronic report, schedule or registration statement of which the documents are a part (give period of report) | SEC file number, if available |

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on the 8th day of June, 2022.

United Mexican States

By: /S/ MARÍA DEL CARMEN BONILLA RODRÍGUEZ
Name: María del Carmen Bonilla Rodríguez
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

# EXHIBIT C TO

# FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL REPORT

of the

## UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

## EXHIBIT INDEX

* Filed pursuant to electronic filing of Form 18-K

# PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2022

**TEXTO VIGENTE a partir del 01-01-2022**
Nuevo Presupuesto publicado en el Diario Oficial de la Federación el 29 de noviembre de 2021

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

**ANDRÉS MANUEL LÓPEZ OBRADOR**, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

**DECRETO**

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

## PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2022

## TÍTULO PRIMERO
## DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

### CAPÍTULO I
### Disposiciones Generales

**Artículo 1.** El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2022, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley Federal de Austeridad Republicana, la Ley Federal de Remuneraciones de los Servidores Públicos, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto, deba remitirse a la Cámara de Diputados será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, preferentemente en formato electrónico de texto modificable o de base de datos según corresponda, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y demás disposiciones aplicables, y será publicada en las páginas de Internet que correspondan.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará la información presupuestaria comparable respecto del ejercicio fiscal anterior y de los diversos documentos presupuestarios.

La Secretaría reportará en los Informes Trimestrales la evolución de las erogaciones correspondientes a los anexos transversales a que se refiere el artículo 41, fracción II, incisos j), o), p), q), r), s), t), u) y v), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y las correspondientes al Anexo Transversal Anticorrupción; así como las principales causas de variación del gasto neto total al trimestre que corresponda, respecto del presupuesto aprobado, por ramo y entidad.

## CAPÍTULO II
## De las erogaciones

**Artículo 2.** El gasto neto total previsto en el presente Presupuesto de Egresos importa la cantidad de $7,088,250,300,000, y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit presupuestario de $875,570,500,000.

**Artículo 3.** El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos de este Presupuesto de Egresos, de acuerdo con lo siguiente:

**I.** Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las Entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a IX, de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

**II.** El gasto corriente estructural se incluye en el Anexo 2 de este Decreto;

**III.** El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 3 de este Decreto;

**IV.** El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 4 de este Decreto, en términos de lo que se señala en el artículo 25 del mismo;

**V.** El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 5 de este Decreto;

**VI.** El capítulo específico que incorpora el monto máximo anual de gasto programable para atender los compromisos de pago requeridos para los nuevos proyectos de asociación público-privada y para aquellos autorizados en ejercicios fiscales anteriores, así como la información de cada uno de ellos, en términos del artículo 24 de la Ley de Asociaciones Público Privadas, se incluye en el Anexo 5.A de este Decreto y en el Tomo VIII de este Presupuesto de Egresos;

**VII.** El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 6 de este Decreto y en el Tomo VII de este Presupuesto de Egresos;

**VIII.** El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 7 y 24 de este Decreto y en los Tomos III a VI de este Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

**IX.** La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las empresas productivas del Estado incluidas en el Anexo 1, Apartado E, de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero, así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 8 de este Decreto;

**X.** Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 9 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

**XI.** Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 10 de este Decreto, en los términos del artículo 2o., Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; se presentan desglosados por ramo y programa presupuestario;

**XII.** Los recursos para el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 11 de este Decreto, en los términos de los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable y conforme al artículo 41, fracción II, inciso q), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

**XIII.** El monto total de los recursos previstos para el programa de ciencia, tecnología e innovación, previsto en el artículo 22 de la Ley de Ciencia y Tecnología, y conforme al artículo 41, fracción II, inciso r), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se señala en el Anexo 12 de este Decreto;

**XIV.** Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 13 de este Decreto, conforme al artículo 41, fracción II, inciso o), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

**XV.** El presupuesto consolidado de la Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios, conforme al artículo 24 de la Ley de Transición Energética, se señala en el Anexo 15 de este Decreto;

**XVI.** Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 20 de este Decreto;

**XVII.** Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto.

Las previsiones para servicios personales del Ramo General referido en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VIII anterior y el artículo 12 de este Decreto y serán

entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, solo en el caso de la Ciudad de México se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

**XVIII.** Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 22 de este Decreto.

En términos de lo establecido en el artículo 38 de la Ley de Coordinación Fiscal, la Secretaría continuará distribuyendo los recursos del Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN) a que se refiere el inciso a) del artículo 36 de esa Ley, en proporción directa al número de habitantes con que cuenta cada entidad federativa, de acuerdo con la información estadística más reciente que al efecto emita el Instituto Nacional de Estadística y Geografía. Por lo anterior, para el cálculo de la distribución deberá considerar la última información trimestral de población por entidad federativa dada a conocer por el Instituto referido, en la Encuesta Nacional de Ocupación y Empleo.

En términos de lo establecido en el artículo 46 de la Ley de Coordinación Fiscal, la Secretaría continuará distribuyendo a las entidades federativas los recursos del Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas, con base en la fórmula señalada en ese artículo, sujetándose a lo siguiente:

**a)** Para determinar la variable PIBpc*i*, definida como la última información oficial del Producto Interno Bruto per cápita que hubiere dado a conocer el Instituto Nacional de Estadística y Geografía para la entidad *i*, en caso de no estar disponible esa información, se deberá tomar en cuenta la última información del Producto Interno Bruto por entidad federativa anual que dé a conocer el Instituto referido, misma que se dividirá entre la información de la última publicación de proyección de la población a mitad de año con información anual, que dé a conocer el Consejo Nacional de Población. Cabe señalar, que ambas variables deberán corresponder al mismo año para cada entidad federativa, y

**b)** Con respecto a la variable n*i*, definida como la última información oficial de población que hubiere dado a conocer el Instituto Nacional de Estadística y Geografía para la entidad *i*, se deberá considerar la última información trimestral de población por entidad federativa, que dé a conocer el Instituto referido, en la Encuesta Nacional de Ocupación y Empleo.

La Secretaría, en relación al Fondo de Aportaciones para la Infraestructura Social y al Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas, continuará transfiriendo a las entidades federativas que así lo soliciten a la Federación hasta el 100 por ciento de las aportaciones con cargo a cada fondo, en el fideicomiso o vehículo financiero que determinen procedente, siempre y cuando se encuentre previsto en su legislación local; y cuya administración y ejercicio de dichos recursos serán responsabilidad de los gobiernos de las entidades federativas, los cuales deberán destinarse exclusivamente para los objetivos y fines expresamente previstos en la Ley de Coordinación Fiscal y cumplir íntegramente con lo establecido en la misma y demás disposiciones aplicables.

Asimismo, las entidades federativas en el fideicomiso o vehículo financiero que instrumenten conforme a su legislación local, podrán continuar afectando las aportaciones federales del Fondo de Aportaciones para la Infraestructura Social y del Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas, en garantía o fuente de pago hasta por el 25 por ciento de los recursos que anualmente les correspondan por concepto de dichos fondos, dando cumplimiento a lo dispuesto en el artículo 50 de la Ley de Coordinación Fiscal;

**XIX.** Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 23 de este Decreto y en el Tomo IX de este Presupuesto de Egresos;

**XX.** Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 24 de este Decreto;

**XXI.** Los programas sujetos a reglas de operación se señalan en el Anexo 25 de este Decreto;

**XXII.** Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 26 de este Decreto, y

**XXIII.** Los recursos para el Anexo Transversal Anticorrupción se señalan en el Anexo 31 de este Decreto.

Los Anexos 14, 16 al 19 y 28 al 30 de este Decreto, comprenden los recursos para la atención de grupos vulnerables; la adaptación y mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos productivos; la conservación y mantenimiento carretero; subsidios para organismos descentralizados estatales, y la distribución del programa hidráulico: subsidios para acciones en materia de agua.

Asimismo, en el Anexo 27 de este Decreto se consideran los recursos para el Programa Nacional de Reconstrucción, que tendrá por objeto atender a la población afectada por los sismos de septiembre de 2017 y febrero de 2018, con un enfoque de derechos humanos, de conformidad con las declaratorias correspondientes conforme a lo previsto en la Ley General de Protección Civil. La aplicación y erogación de los recursos que se otorgarán a través de este Programa, así como su seguimiento, control, rendición de cuentas y transparencia, se sujetarán a las reglas de operación que emita la Secretaría de Desarrollo Agrario, Territorial y Urbano.

Para el ejercicio de los recursos aprobados en el presente Presupuesto, las Dependencias y Entidades se sujetarán a las políticas y disposiciones rectoras en materia de control presupuestario que determine la Secretaría, de conformidad con las atribuciones conferidas en los artículos 6, primer párrafo, y 45, quinto párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

**Artículo 4.** Para el ejercicio fiscal 2022 se aprueba para Petróleos Mexicanos una meta de balance financiero de -$62,750,000,000 y un techo de gasto de servicios personales de $99,147,908,914. Asimismo, se aprueba para la Comisión Federal de Electricidad una meta de balance financiero de $0, y un techo de gasto de servicios personales de $65,458,102,954.

**Artículo 5.** Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $1,010,840,765,109.00. El Gobierno Federal aportará al Instituto la cantidad de $115,222,071,339.00, como aportaciones para los seguros; dispondrá de la cantidad de $474,317,230,665.00, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995; aportará la cantidad de $6,406,636,713.00, para atender lo dispuesto en los artículos 141, 172 y 172A de dicha Ley, y aportará la cantidad de $16,711,442.00, para atender lo dispuesto en el artículo segundo transitorio del "Decreto por el que se adicionan diversas disposiciones de la Ley del Seguro Social, de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y de la Ley Federal del Trabajo", publicado en el Diario Oficial de la Federación el 4 de junio de 2019.

Durante el ejercicio fiscal 2022, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se

refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $19,002,213,168.00, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable, para las reservas y el fondo a que se refiere este artículo.

## TÍTULO SEGUNDO
## DEL FEDERALISMO

### CAPÍTULO ÚNICO
### De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales de la Ciudad de México

**Artículo 6.** El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales de la Ciudad de México, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

**I.** El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

**II.** Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios, la Ley General de Contabilidad Gubernamental, este Presupuesto de Egresos y las demás disposiciones jurídicas aplicables, así como, en su caso, los convenios correspondientes;

**III.** Los proyectos de infraestructura que realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, con cargo a los recursos de los fondos del Ramo General 23 Provisiones Salariales y Económicas, deberán incluir la leyenda siguiente: "Esta obra fue

realizada con recursos públicos federales", sin perjuicio de las demás que establezca el presente Decreto.

La Secretaría deberá publicar de forma trimestral, en el portal electrónico de transparencia en materia presupuestaria, la información relativa a los proyectos de infraestructura aprobados en el Ramo General 23 Provisiones Salariales y Económicas, incluyendo el monto aprobado y pagado, su ubicación geográfica, y los lineamientos aplicables a dichos recursos. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos con base en los reportes que, de conformidad con la normatividad aplicable, realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos;

**IV.** Los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

**a)** El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales de la Ciudad de México, será establecido por las Dependencias a cargo de los respectivos programas;

**b)** Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que les correspondan en las cuentas bancarias productivas específicas respectivas, en un periodo que no deberá exceder de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo con el calendario establecido en los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Antes del vencimiento del plazo a que se refiere el párrafo anterior, las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga para realizar la aportación correspondiente de recursos locales, hasta por el mismo plazo a que se refiere el párrafo anterior;

**c)** La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan, una vez publicada la declaratoria;

**d)** Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

**e)** Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

**V.** La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil del mes de marzo, el presupuesto para el subsidio para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

**VI.** En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fueran necesarios realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, deberán

efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

**VII.** Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracción IV, inciso d), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo, de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). Dichos recursos se considerarán devengados al momento de su aportación al patrimonio de este Fideicomiso, y el ejercicio de los mismos por parte de las entidades federativas se realizará conforme a los calendarios de ejecución registrados por éstas ante la Secretaría para los proyectos de inversión en infraestructura y equipamiento. En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo con un calendario establecido y podrá emitir las disposiciones correspondientes para la comprobación de los mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

**VIII.** Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria la información de las evaluaciones que lleven a cabo sobre recursos federales transferidos, en los términos de las disposiciones aplicables. La Secretaría deberá reportar dicha información en los Informes Trimestrales;

**IX.** El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que, por lo menos, el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal que se otorguen a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México para la seguridad pública, promoverá y vigilará que su aplicación se oriente al cumplimiento de los ejes estratégicos y programas con prioridad nacional definidos por dicho Consejo, así como que su erogación se realice en términos de la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales de la Ciudad de México, conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México, en el ejercicio de los recursos que les sean transferidos para seguridad pública, a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo de desarrollo y operación policial previsto

en la ley de la materia, conforme a los ejes estratégicos aprobados por el Consejo Nacional de Seguridad Pública, y

**X.** Durante los primeros 10 días naturales del mes de febrero, las entidades federativas deberán enviar a la Secretaría, en forma impresa y en formato electrónico de base de datos, el calendario de distribución y montos que de los fondos a los que se refieren los artículos 35 y 36 de la Ley de Coordinación Fiscal correspondan para el ejercicio fiscal 2022 a sus municipios o demarcaciones territoriales, según corresponda.

**Artículo 7.** Las entidades federativas y, en su caso, municipios y demarcaciones territoriales de la Ciudad de México, que realicen proyectos de infraestructura con recursos del Ramo General 23 deberán reportar a la Secretaría, en los términos que ésta determine y a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información del contrato bajo el cual se realicen dichos proyectos, su ubicación geográfica, informes sobre sus avances y, en su caso, evidencias de conclusión. Las entidades federativas serán responsables de la veracidad de la información reportada.

## TÍTULO TERCERO
## DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

### CAPÍTULO I
### Disposiciones Generales

**Artículo 8.** Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el importe de los ahorros que se obtengan como resultado de la instrumentación de las medidas de austeridad y disciplina presupuestaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto de Egresos, así como en los términos de lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y demás disposiciones jurídicas aplicables, según corresponda. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1o. de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio fiscal, éstas deberán canalizarse a los programas y Tomos aprobados en este Presupuesto de Egresos.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados, en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

### CAPÍTULO II
### De las disposiciones de austeridad y disciplina presupuestaria

**Artículo 9.** Las Dependencias y Entidades se sujetarán a las disposiciones de austeridad y disciplina presupuestaria que se establezcan en los términos del Título Tercero, Capítulo IV, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en la Ley Federal de Austeridad Republicana y en las disposiciones de austeridad republicana emitidas por el Ejecutivo Federal, así como por la Secretaría y la Función Pública en el ámbito de sus atribuciones. Sin perjuicio de lo anterior, las Dependencias y Entidades observarán las disposiciones siguientes:

**I.** No crear plazas, salvo que se cuente con la previsión presupuestaria aprobada para tal fin en este Presupuesto de Egresos, o que sean resultado del cumplimiento de reformas jurídicas; por determinación de la Secretaría en los supuestos en que las mismas generen los ingresos para cubrir su gasto respectivo, o bien, que tengan como finalidad atender situaciones de carácter emergente o contingente.

Asimismo, la Secretaría podrá autorizar modificaciones al presupuesto para la creación de plazas para atender la estrategia de fortalecimiento del sector salud;

**II.** Los incrementos que, en su caso, se otorguen a los servidores públicos, se sujetarán a los recursos aprobados en los Anexos 7 y 24 de este Decreto y tendrán como objetivo exclusivamente mantener el poder adquisitivo respecto del año 2021;

**III.** Las Dependencias y Entidades no podrán crear estructuras orgánicas y ocupacionales excesivas, y se sujetarán a lo que establezca la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias;

**IV.** El Instituto de Administración y Avalúos de Bienes Nacionales continuará las acciones para el mejor uso y aprovechamiento inmobiliario que considere, entre otras, la puesta a disposición de inmuebles desaprovechados, mismos que podrán ser utilizados para resolver necesidades de otras instituciones públicas o, en su defecto, para su desincorporación y enajenación. Para tal efecto, dicho Instituto actualizará el programa de aprovechamiento inmobiliario federal mismo que deberá publicarse en su página de Internet, así como podrá realizar verificaciones a los inmuebles que así considere, previo aviso a la institución pública de que se trate. Las acciones derivadas del programa deberán sujetarse al presupuesto aprobado para las Dependencias y Entidades;

**V.** Las contrataciones públicas se llevarán a cabo preferentemente de manera consolidada, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles; para tal efecto, las Dependencias y Entidades podrán realizar las transferencias de recursos conforme a las disposiciones aplicables.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado;

**VI.** Las Dependencias y Entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto global y que se mantengan o mejoren las condiciones contratadas en la póliza, y

**VII.** La Secretaría podrá establecer mecanismos financieros de cobertura de riesgos para atender obligaciones contingentes relacionadas con bienes culturales de las Dependencias y Entidades, considerando las asignaciones con las que cuenten para tal fin, así como de aquellas obras de arte que ingresen al territorio nacional para su exhibición al público en general.

Las Dependencias y Entidades proporcionarán a la Secretaría, en los términos que ésta determine, la información relacionada con los contratos que impliquen la erogación de recursos públicos, la cual será pública, en formato de datos abiertos. Para ello, se integrará la información que al respecto contenga el sistema CompraNet o, en su caso, el que determine la Secretaría, en términos de las disposiciones jurídicas aplicables.

La Secretaría, desde el ámbito del control presupuestario, podrá autorizar en casos excepcionales modalidades específicas de aplicación de las medidas de austeridad y disciplina presupuestaria referidas en las fracciones anteriores, o bien en los supuestos que las Dependencias y Entidades que sean objeto de reformas jurídicas, de nueva creación o cuando se realicen modificaciones a su estructura programática.

Las Dependencias y Entidades que reciban ampliaciones líquidas del Ramo General 23 Provisiones Salariales y Económicas, distintos de los ingresos excedentes que tengan un destino específico, únicamente deberán destinarlos a los fines autorizados por la Secretaría.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las Dependencias y Entidades, respecto de la reducción del gasto destinado a las actividades administrativas, de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil del mes de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

La Secretaría reportará en los Informes Trimestrales las variaciones en el gasto corriente estructural.

**Artículo 10.** En materia de comunicación social, los Poderes Legislativo y Judicial, los entes autónomos, así como las Dependencias y Entidades, se sujetarán a la Ley General de Comunicación Social y a las demás disposiciones jurídicas aplicables. En el caso de las Dependencias y Entidades, adicionalmente, se sujetarán a la política de comunicación social del Gobierno Federal que formule la Oficina de la Presidencia de la República, con la intervención que corresponda a la Secretaría de Gobernación. Asimismo, los ejecutores de gasto deberán observar lo siguiente:

**I.** Podrán destinar recursos presupuestarios para la difusión de campañas de comunicación social, a través de la radio y la televisión, siempre y cuando hayan solicitado los tiempos oficiales, y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Solo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación de la materia;

**II.** Las Dependencias y Entidades registrarán la información a la que se refiere el artículo 33 de la Ley General de Comunicación Social, en el sistema respectivo, de conformidad con las disposiciones generales que para tal efecto publique la Secretaría de Gobernación, en el Diario Oficial de la Federación, de conformidad con la Ley señalada;

**III.** Las erogaciones que conforme a este artículo realicen las Entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente;

**IV.** Durante el ejercicio fiscal no podrán realizarse ampliaciones y/o traspasos de recursos de otros capítulos o conceptos de gasto, al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo que dichos recursos se destinen a mensajes para atender situaciones de carácter preventivo o contingente; que tengan como propósito mantener la prestación de servicios a la población que no se puedan atender de manera presencial derivado de situaciones emergentes; que se requieran para la promoción comercial de las Entidades para que generen mayores ingresos; que tengan como propósito promover a México como destino turístico en el extranjero, o que se realicen con cargo a los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos, los ejecutores de gasto deberán obtener de la Secretaría de Gobernación la autorización del programa de comunicación social o bien de la modificación respectiva, para lo cual

señalarán el costo y su fuente de financiamiento y, posteriormente, deberán realizar el trámite de adecuación presupuestaria ante la Secretaría;

**V.** Una vez que las Dependencias y Entidades cuenten con los recursos autorizados conforme a la fracción anterior, el Ejecutivo Federal, por conducto de la Secretaría de Gobernación, presentará a la Cámara de Diputados a través de la Comisión competente, un informe con las razones que justifican la ampliación o traspaso correspondiente, así como su cuantía y modalidades de ejercicio.

Lo anterior, sin perjuicio de las obligaciones que, conforme a la Ley General de Comunicación Social, deban cumplir las Dependencias y Entidades;

**VI.** Las erogaciones realizadas en materia de comunicación social se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura geográfica, circulación certificada y pautas de difusión en relación con el medio de comunicación que corresponda;

**VII.** Los Poderes Legislativo y Judicial, los entes autónomos, así como las Dependencias y Entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las Dependencias y Entidades;

**VIII.** La Función Pública, en términos de lo dispuesto en la Ley General de Comunicación Social, a través del sistema respectivo dará seguimiento al registro que realicen las Dependencias y Entidades sobre las erogaciones en materia de comunicación social;

**IX.** El gasto en comunicación social aprobado en este Presupuesto de Egresos deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables, y

**X.** Los Poderes Legislativo y Judicial, los entes autónomos, así como las Dependencias y Entidades, que cuenten con recursos en este Presupuesto de Egresos para comunicación social, deben elaborar sus respectivos Programas Anuales de Comunicación Social, de conformidad y en los términos de la legislación aplicable.

**Artículo 11.** Para lograr una mayor transparencia en materia de contrataciones públicas, promover la reactivación económica y fortalecer las cadenas productivas, las Dependencias y Entidades que realicen adquisiciones de bienes y contratación de servicios o de obra pública, se sujetarán al Programa de Cadenas Productivas de Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, a fin de dar de alta en el mismo las cuentas por pagar a sus proveedores o contratistas, apegándose a las disposiciones generales aplicables a dicho Programa, las cuales serán emitidas por la Secretaría e interpretadas por la unidad administrativa de la misma que ejerza las facultades de coordinación con las instituciones de banca de desarrollo.

Con el propósito de fomentar la transparencia, tratándose de las empresas productivas del Estado, éstas podrán incorporarse al Programa de Cadenas Productivas, con el objeto de que sus proveedores y contratistas sean beneficiados con este programa.

El registro de las cuentas por pagar deberá realizarse de acuerdo con los plazos definidos en dichas disposiciones, con el propósito de dar mayor certidumbre, transparencia y eficiencia en los pagos.

Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, con el apoyo de dichas Dependencias y Entidades y, en su caso, las empresas productivas del Estado, promoverá la utilización del Programa de Cadenas Productivas con los proveedores y contratistas del sector público y reportará los avances que se presenten en los Informes Trimestrales.

## CAPÍTULO III
## De los servicios personales

**Artículo 12.** Los recursos previstos en los presupuestos de las Dependencias y Entidades en materia de servicios personales y, en su caso, en los ramos generales, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, y se sujetarán a lo siguiente:

**I.** Los incrementos a las percepciones se determinarán, conforme a:

**a)** La estructura ocupacional autorizada;

**b)** Las plazas registradas en el sistema de administración de nómina y demás elementos previstos en el caso del artículo 27-A de la Ley de Coordinación Fiscal y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para el caso del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo;

**c)** La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

**d)** Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA); y, en el caso de los servicios de educación para adultos, en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 7 y 24 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

**II.** En el presente ejercicio fiscal en las Dependencias y Entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 9, fracción I, de este Decreto;

**III.** Las previsiones a que se refiere el Anexo 24 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

**IV.** Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

**a)** Las medidas salariales y económicas correspondientes al fondo previsto en los artículos 26, 26-A, 27 y 27-A de la Ley de Coordinación Fiscal y al Fondo para la Educación Tecnológica y de Adultos (FAETA), que serán cubiertas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

**b)** Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las

correspondientes a los sistemas de desarrollo profesional que, en su caso, correspondan en los términos de la ley de la materia, y

**c)** Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, de acuerdo con la normatividad aplicable, y

**V.** Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las Dependencias y Entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable.

**Artículo 13.** Las remuneraciones autorizadas a los servidores públicos de la Federación se integran en términos de las percepciones previstas en el presente Decreto, en su Anexo 23 y en el Tomo IX de este Presupuesto de Egresos, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos y en la Ley Federal de Remuneraciones de los Servidores Públicos:

**I.** Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional; los artículos 7 de la Ley Federal de Remuneraciones de los Servidores Públicos, y 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual solo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

La Secretaría podrá autorizar, en términos de las disposiciones específicas que emita, el otorgamiento de compensaciones económicas para el personal que integra la Guardia Nacional como parte de su sistema de remuneraciones, así como de los sistemas complementarios de seguridad social, sin que lo anterior comprometa recursos de largo plazo mayores a los autorizados en los términos de este Decreto.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en la presente fracción, forman parte de su remuneración;

**II.** La remuneración total anual autorizada al Presidente de la República y los límites de remuneración mensual para la Administración Pública Federal se integran en términos de los artículos 7, 12, inciso b), y transitorio Quinto de la Ley Federal de Remuneraciones de los Servidores Públicos y de las percepciones previstas en el presente Decreto y, conforme a lo siguiente:

**a)** Los límites mínimos y máximos de percepciones ordinarias brutas y netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 23.1.1. de este Decreto y comprenden los conceptos que a continuación se señalan con sus respectivos montos:

**i.** Los montos correspondientes a sueldos y salarios, y

**ii.** Los montos correspondientes a las prestaciones.

Los montos de las percepciones ordinarias presentadas en el Anexo 23.1. no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal, las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal, ni las adecuaciones a la curva salarial del tabulador;

**b)** La remuneración ordinaria total líquida mensual neta autorizada al Presidente de la República para el ejercicio fiscal de 2022 se incluye en el Anexo 23.1.2. de este Decreto;

**c)** La remuneración total anual de percepciones ordinarias autorizada al Presidente de la República para el ejercicio fiscal de 2022 se incluye en el Anexo 23.1.3. de este Decreto, y

**d)** En el presente Presupuesto de Egresos se consideran recursos para el pago de percepciones extraordinarias que, en su caso, percibirán los servidores públicos que, conforme a las disposiciones aplicables, tengan derecho a recibirlas. Las percepciones extraordinarias que se paguen a los servidores públicos se informarán a la Secretaría, en términos del último párrafo del artículo 14 de este Decreto;

**III.** La remuneración total anual autorizada a los titulares de los ejecutores de gasto que a continuación se indican y los límites correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I, primer párrafo, de este artículo, se presentan en los Anexos siguientes de este Decreto:

**a)** Anexo 23.2. Ramo 01: Cámara de Senadores;

**b)** Anexo 23.3. Ramo 01: Cámara de Diputados;

**c)** Anexo 23.4. Ramo 01: Auditoría Superior de la Federación;

**d)** Anexo 23.5. Ramo 03: Suprema Corte de Justicia de la Nación;

**e)** Anexo 23.6. Ramo 03: Consejo de la Judicatura Federal;

**f)** Anexo 23.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

**g)** Anexo 23.8. Ramo 22: Instituto Nacional Electoral;

**h)** Anexo 23.9. Ramo 35: Comisión Nacional de los Derechos Humanos;

**i)** Anexo 23.10. Ramo 41: Comisión Federal de Competencia Económica;

**j)** Anexo 23.11. Ramo 43: Instituto Federal de Telecomunicaciones;

**k)** Anexo 23.12. Ramo 44: Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales;

**l)** Anexo 23.13. Ramo 49: Fiscalía General de la República;

**m)** Anexo 23.14. Ramo 40: Instituto Nacional de Estadística y Geografía, y

**n)** Anexo 23.15. Ramo 32: Tribunal Federal de Justicia Administrativa, y

**IV.** El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo IX de este Presupuesto de Egresos.

Las Dependencias y Entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 23.1. del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las Entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las Dependencias y Entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie. Las Dependencias y Entidades deberán reportar a la Secretaría, a través del sistema que para tales efectos esta determine, la información relativa a las plazas ocupadas de su plantilla autorizada, para efectos del control presupuestario de los servicios personales, en términos de las disposiciones específicas que emita la Secretaría.

Los Poderes Legislativo y Judicial, las Dependencias y Entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

No se autoriza a los ejecutores de gasto el pago de Seguros de Separación Individualizada que no den cumplimiento estricto a las condiciones dispuestas en la fracción IV del párrafo segundo del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos.

**Artículo 14.** Los servidores públicos de mando y personal de enlace de las Dependencias y Entidades solo podrán percibir las prestaciones establecidas en el manual a que se refieren los artículos 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 24 de la Ley Federal de Remuneraciones de los Servidores Públicos. Asimismo, las Dependencias y Entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

En los procesos de revisión de las condiciones generales de trabajo y de los contratos colectivos de trabajo que realicen las Dependencias y Entidades se deberán sujetar a su presupuesto autorizado.

Los titulares de las Entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria,

serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las Dependencias y Entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones y percepciones extraordinarias que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

**Artículo 15.** Las Dependencias y Entidades observarán las siguientes disposiciones en materia de servicios personales:

**I.** Solicitarán autorización presupuestaria de la Secretaría, respecto de sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

**II.** El pago de remuneraciones por ocupación de plazas, cuando procedan, solo podrá comprender hasta un periodo de 45 días naturales anteriores a la fecha de autorización, siempre y cuando se acredite fehacientemente la asistencia y desempeño del servicio durante dicho periodo en la plaza respectiva;

**III.** Podrán traspasarse las plazas necesarias de las Dependencias y Entidades, que con motivo de una reestructura en la Administración Pública Federal, derivada de una reforma legal o a ordenamientos de carácter administrativo, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines;

**IV.** Las Dependencias y Entidades deberán instrumentar las acciones necesarias y en caso de ser necesario realizar las gestiones en materia presupuestaria ante la Secretaría para dar cumplimiento a la restricción de la subcontratación de personal establecida en las disposiciones del "Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal del Trabajo; de la Ley del Seguro Social; de la Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores; del Código Fiscal de la Federación; de la Ley del Impuesto sobre la Renta; de la Ley del Impuesto al Valor Agregado; de la Ley Federal de los Trabajadores al Servicio del Estado, Reglamentaria del Apartado B) del Artículo 123 Constitucional; de la Ley Reglamentaria de la Fracción XIII Bis del Apartado B, del Artículo 123 de la Constitución Política de los Estados Unidos Mexicanos, en materia de Subcontratación Laboral", publicado en el Diario Oficial de la Federación el 23 de abril de 2021, así como su Decreto de reforma publicado en el mismo órgano de difusión oficial el 31 de julio de 2021, y

**V.** En los Anexos Informativos previstos en el artículo 41, fracción III, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria se presenta la información correspondiente a las jubilaciones, pensiones, compensaciones, haberes y demás prestaciones por retiro, a que se refiere el artículo 27 de la Ley Federal de Remuneraciones de los Servidores Públicos.

**Artículo 16.** La Secretaría, en el ámbito de su competencia, podrá establecer un mecanismo para cubrir una compensación económica a los servidores públicos por la terminación de la relación laboral como consecuencia de reestructuraciones a la Administración Pública Federal; la desincorporación de Entidades; la cancelación de plazas, o la eliminación de unidades administrativas de las Dependencias o Entidades, en los términos de las disposiciones específicas que, al efecto, emita la propia Secretaría.

Dichas disposiciones específicas establecerán, entre otros aspectos, los montos de la compensación económica, los cuales se podrán cubrir con recursos del Ramo General 23 Provisiones Salariales y Económicas o conforme al mecanismo presupuestario y de pago que se determine; los tipos de personal que podrán acogerse al mismo, considerando no afectar la prestación de servicios públicos; así como el procedimiento que deberán seguir las Dependencias y Entidades correspondientes para su aplicación.

**Artículo 17.** En aquellos puestos de personal militar y, en su caso, en los que se establezcan en las disposiciones específicas que emita la Secretaría y la Función Pública, respecto de las Dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y una prima personal de riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios.

La Función Pública evaluará la gravedad del riesgo y determinará el porcentaje de la prima personal en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario.

**Artículo 18.** Petróleos Mexicanos y la Comisión Federal de Electricidad deberán remitir a la Secretaría los tabuladores y la estructura ocupacional autorizados en términos de las disposiciones jurídicas aplicables y conforme a su presupuesto de servicios personales aprobado.

**Artículo 19.** Las instituciones de banca de desarrollo deberán remitir a la Secretaría para el registro correspondiente los tabuladores y la estructura ocupacional autorizados en términos de las disposiciones jurídicas aplicables.

**Artículo 20.** Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil del mes de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores del Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Presidentes y miembros de los órganos de gobierno de los entes autónomos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

## CAPÍTULO IV
## De la Igualdad entre Mujeres y Hombres

**Artículo 21.** En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, y a la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia, el Ejecutivo Federal impulsará, de manera transversal, la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de género en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las Dependencias y Entidades deberán considerar lo siguiente:

**I.** Incorporar los principios de igualdad entre mujeres y hombres y reflejarla en el instrumento de seguimiento del desempeño de los programas bajo su responsabilidad;

**II.** Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, discapacidad, en su caso, región del país, entidad federativa, municipio o demarcación territorial de la Ciudad de México, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarios que correspondan;

**III.** Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

**IV.** Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con perspectiva de género;

**V.** Incorporar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y

**VI.** Fortalecer todos los programas con perspectiva de género.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 13 del presente Decreto y para los demás programas federales que correspondan.

Las Dependencias y Entidades que tengan a su cargo programas dirigidos a mujeres y atribuciones para lograr la igualdad de género entre mujeres y hombres, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 13 de este Decreto, deberán suscribir los convenios respectivos durante el primer trimestre, así como informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en las lenguas nacionales reconocidas por la Ley General de Derechos Lingüísticos de los Pueblos Indígenas existentes en la entidad federativa, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados a la igualdad de género entre mujeres y hombres, todo programa federal que contenga padrones de beneficiarios, además de reflejar dicho enfoque en su instrumento de seguimiento del desempeño, generará información de manera desagregada, al menos por sexo y entidad federativa, debiendo observar las disposiciones aplicables en materia de protección de datos personales.

Las Dependencias y Entidades con presupuesto asignado dentro del Anexo 13, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus páginas de Internet con el propósito de poder realizar evaluaciones y análisis posteriores. Las Dependencias y Entidades responsables de la coordinación de los programas contenidos en el Anexo 13 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en la materia a la que se refiere el presente capítulo, medidos a través de los indicadores y sus metas contenidos en el instrumento de seguimiento respectivo. Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres con base en la información que a éste le proporcionen las

Dependencias y Entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y del Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y de la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 13 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2022.

La Comisión Nacional de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 13 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Las menciones realizadas en el presente Decreto con respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

## CAPÍTULO V
## De la inclusión de las personas con discapacidad

**Artículo 22.** Las Dependencias y Entidades, en coordinación con la Secretaría de Bienestar, revisarán sus respectivos programas, con el objeto de incluir en aquellos que corresponda, acciones que promuevan la inclusión de las personas con discapacidad.

A más tardar el último día hábil de octubre, las Dependencias y Entidades entregarán un reporte a la Secretaría de Bienestar, en relación con las acciones señaladas en este artículo.

El reporte al que se refiere el párrafo anterior, deberá ser enviado a las Cámaras del Congreso de la Unión para su turno a las Comisiones competentes.

## CAPÍTULO VI
## Del desarrollo integral de los pueblos y comunidades indígenas

**Artículo 23.** El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 10 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o., Apartado B, fracciones I a IX, y apartado C de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las Dependencias y Entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

**I.** Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia considerarán la participación que, en su caso, tenga el Instituto Nacional de los Pueblos Indígenas, contando con la intervención que corresponda al Consejo Nacional de Pueblos Indígenas, y la Comisión para el Diálogo con los Pueblos Indígenas de México, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

**II.** En la ejecución de los programas se considerará la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;

**III.** El Ejecutivo Federal, por sí o a través de sus Dependencias y Entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo. Cuando corresponda, los recursos a los que se refiere este artículo podrán ser transferidos directamente a los pueblos, municipios y comunidades indígenas, de conformidad con los convenios que para tal efecto se celebren en términos de las disposiciones aplicables.

La entidad federativa correspondiente participará en el ámbito de sus atribuciones en los convenios antes señalados, exclusivamente para que los recursos que se transfieran conforme a lo establecido en el presente párrafo, sean registrados por la entidad federativa en su Cuenta Pública;

**IV.** Las reglas de operación de los programas operados por las Dependencias y Entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes; las Comisiones de Presupuesto y Cuenta Pública, de Pueblos Indígenas y Afromexicanos y la Comisión de Hacienda y Crédito Público de la Cámara de Diputados podrán integrar un grupo de trabajo encargado de analizar y darle seguimiento al ejercicio del presupuesto comprendido en el Anexo 10 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas del presente Decreto;

**V.** Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores, así como a las obras de mantenimiento y reconstrucción;

**VI.** Se buscará la inclusión financiera de las comunidades indígenas mediante programas de la banca de desarrollo y, en su caso, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y

**VII.** El Instituto Nacional de los Pueblos Indígenas podrá emitir opinión sobre los Programas previstos en el Anexo 10 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas, para que la ejecución de los recursos sea debidamente focalizada, cuente con perspectiva de género, derechos indígenas y con pertinencia cultural.

## CAPÍTULO VII
## De la inversión pública

**Artículo 24.** En el presente ejercicio fiscal se podrán comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, a que se refieren los artículos 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 18 de la Ley Federal de Deuda Pública, por la cantidad señalada en el Anexo 6.A, de este Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 6.B, de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo VII de este Presupuesto de Egresos.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 6.C, de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 6.D, de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 6.E, de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 6.F, de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo VII de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo VII de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

**Artículo 25.** En el presente ejercicio fiscal no se comprometerán nuevos proyectos de inversión en infraestructura a los que se refiere el artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, tal como se observa en el Anexo 4 de este Decreto.

## CAPÍTULO VIII
## De la evaluación del desempeño

**Artículo 26.** La evaluación de los programas presupuestarios a cargo de las Dependencias y Entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos emitidos por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las Dependencias y Entidades responsables de los programas, deberán observar lo siguiente:

**I.** Todos los programas presupuestarios deberán contar con un instrumento de seguimiento del desempeño actualizado, priorizando la inclusión de indicadores estratégicos.

Los referidos instrumentos consistirán en una Matriz de Indicadores para Resultados, o bien, en el caso de los programas que por virtud de su naturaleza o diseño no sean susceptibles de contar con dicha Matriz, la Secretaría o, en su caso, el Consejo Nacional de Evaluación de la Política de Desarrollo Social, podrán determinar que cuenten con Fichas de Indicadores del Desempeño, en las cuales estarán contenidos los objetivos, indicadores y metas de los mismos.

Para la actualización de los instrumentos de seguimiento del desempeño, se deberá considerar, al menos lo siguiente:

**a)** Los avances y resultados obtenidos del seguimiento que se haga respecto del cumplimiento de las metas de los programas presupuestarios;

**b)** Las evaluaciones y otros ejercicios de análisis realizados conforme al Programa Anual de Evaluación;

**c)** Las disposiciones emitidas en las reglas o lineamientos de operación de los programas presupuestarios, según sea el caso;

**d)** Los criterios y recomendaciones que, en su caso, emitan la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables, y

**e)** Los elementos contenidos en el diagnóstico a que refiere el numeral Vigésimo Primero de los Lineamientos generales para la evaluación de los programas federales de la Administración Pública Federal.

Los instrumentos de seguimiento del desempeño deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales con perspectiva de género, juventud, discapacidad y etnicidad.

Las Dependencias y Entidades deberán hacer públicos sus instrumentos de seguimiento al desempeño en su página de Internet.

La Secretaría reportará en los Informes Trimestrales el avance en las metas de los indicadores registrados en los instrumentos de seguimiento del desempeño de los programas presupuestarios que conforman el gasto programable previsto en los ramos administrativos y generales y en las Entidades sujetas a control presupuestario directo, considerando la periodicidad de medición de dichos indicadores;

**II.** El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

**III.** La evaluación se realizará de acuerdo con lo establecido en el Programa Anual de Evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las Dependencias y Entidades deberán entregar los resultados de las evaluaciones de tipo complementarias a las que haga referencia el Programa Anual de Evaluación y los Lineamientos generales para la evaluación de los programas federales de la Administración Pública Federal, a más tardar 30 días posteriores a su realización, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al

Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las Dependencias y Entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2022;

**IV.** Elaborar un programa de trabajo para dar seguimiento a los principales hallazgos y resultados de las evaluaciones conforme al Mecanismo para el seguimiento de aspectos susceptibles de mejora vigente, definido por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el Sistema de Evaluación del Desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente al ejercicio fiscal 2021 y, en su caso, a ejercicios fiscales anteriores, se tomará en cuenta como parte de un proceso gradual y progresivo, durante 2022 y para los procesos presupuestarios subsecuentes;

**V.** Efectuar las evaluaciones de los programas presupuestarios en los siguientes términos:

**a)** Por sí mismas, o

**b)** A través de personas físicas y morales especializadas y con experiencia probada en la materia que corresponda evaluar, instituciones académicas y de investigación, u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas.

La ejecución de la evaluación, así como la supervisión de la misma, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

En el supuesto a que se refiere el inciso b) de la presente fracción, las Dependencias y Entidades, además de realizar la contratación a través de una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, deberán cubrir el costo de las evaluaciones con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este párrafo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

El total de las erogaciones que, en su caso, se efectúen para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

**VI.** Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las Dependencias y Entidades deberán reportar el avance en el cumplimiento de las metas de los programas, los resultados de las evaluaciones y el grado de cumplimiento de los aspectos que sean susceptibles de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las Dependencias y Entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas de los indicadores, a los resultados de las evaluaciones y al seguimiento a los aspectos que sean susceptibles de mejora. Asimismo, las Dependencias y Entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría deberá publicar trimestralmente en su página de Internet los avances en el cumplimiento de los aspectos que sean susceptibles de mejora que se deriven de las evaluaciones contempladas en los programas anuales de evaluación.

Para tal efecto, el Consejo Nacional para la Evaluación de la Política de Desarrollo Social remitirá a la Secretaría la información derivada de las evaluaciones que haya coordinado, dentro de los 10 días hábiles siguientes al término del trimestre que se informa, en la forma que para tal efecto determine la Secretaría.

La Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

**VII.** La Cámara de Diputados, a través de las comisiones, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a los instrumentos de seguimiento del desempeño de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será pública y estará disponible en las respectivas páginas de Internet de las Dependencias o Entidades correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

**VIII.** La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios y demarcaciones territoriales de la Ciudad de México, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 49 de la Ley de Coordinación Fiscal y 80 de la Ley General de Contabilidad Gubernamental;

**IX.** Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

**X.** Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño;

**XI.** Publicar en las páginas de Internet de cada dependencia o entidad, para dar transparencia, todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las Dependencias y Entidades, aun cuando no sean parte del Programa Anual de Evaluación, y

**XII.** Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, a más tardar a los 20 días naturales posteriores al término del segundo trimestre de 2022, deberán enviar, en los términos que establezca la Secretaría y mediante el sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, informes definitivos sobre el ejercicio, destino, resultados y, en su caso, reintegros, de los recursos federales que les fueron transferidos durante 2021. Lo anterior, sin perjuicio de la información que deben reportar al finalizar cada trimestre de 2022.

La Secretaría deberá incluir en el segundo Informe Trimestral la información definitiva anual a que hace referencia el párrafo anterior.

Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México serán responsables de la información de su competencia que se entregue a la Secretaría, incluyendo su veracidad y calidad.

## TÍTULO CUARTO
## DE LA OPERACIÓN DE LOS PROGRAMAS

### CAPÍTULO I
### Disposiciones Generales

**Artículo 27.** Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 25 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación. Para tal efecto, se deberá observar lo siguiente:

**I.** Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

**a)** Deberán ser simples, precisas y de fácil acceso para los beneficiarios;

**b)** Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

**c)** Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

**d)** Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

**e)** Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

**f)** Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos;

**g)** Se asegurará la transparencia en la distribución, aplicación y comprobación de recursos;

**h)** Se promoverán los principios de igualdad, no discriminación, interés superior de la niñez, integridad, integración familiar, igualdad de género, inclusión social de las personas con discapacidad, libre determinación de las comunidades indígenas, protección al medio ambiente, protección a la vida, salud e integridad de las personas, incluyendo el fomento a las condiciones necesarias para que la libertad e igualdad de las personas sean reales y efectivas, según corresponda;

**i)** Darán prioridad en la asignación presupuestaria a las acciones para la atención de niñas, niños y adolescentes, personas con discapacidad permanente y a los pueblos indígenas;

**j)** Se promoverán mecanismos para facilitar a los mexicanos repatriados, el acceso a los beneficios de los programas y garantizar su atención y protección de manera prioritaria;

**k)** Deberán promover la eliminación de aquellos obstáculos que limiten el ejercicio de los derechos e impidan el pleno desarrollo de las personas, así como su efectiva participación en la vida política, económica, cultural y social del país y promoverán la participación de las autoridades de los demás órdenes de Gobierno y de los particulares en la eliminación de dichos obstáculos;

**l)** En ningún caso se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

**m)** Se promoverá la transparencia y acceso a la información pública, así como la eficiencia y eficacia de los recursos públicos, y

**n)** Se promoverá el establecimiento de una estructura informática que permita homologar la información proveniente de los datos de los beneficiarios de los Programas;

**II.** Las Dependencias y Entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

**a)** La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas, por parte de las Dependencias y Entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieran a las entidades federativas, municipios y las demarcaciones territoriales de la Ciudad de México, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto de Egresos y restringirse a lo establecido en el artículo 10 de este Decreto;

**b)** Publicar en sus respectivas páginas de Internet el padrón de beneficiarios para los programas sujetos a reglas de operación, que deberá incluir nombre o razón social del beneficiario, municipio, entidad federativa y monto del apoyo otorgado o bien entregado;

**c)** Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

**d)** Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas,

y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las Dependencias y Entidades.

La Secretaría publicará en el portal electrónico de transparencia en materia presupuestaria la información que permita identificar las características de cada programa federal con base en sus reglas de operación. Para efecto de lo anterior, las Dependencias y Entidades remitirán a la Secretaría la información relacionada con las reglas de operación de los programas federales a su cargo, así como las modificaciones a las mismas, en los términos que la Secretaría determine.

Queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Para la entrega de los apoyos a la población objetivo de los programas de subsidios en numerario, las Dependencias y Entidades deberán promover la inclusión financiera mediante el uso de cuentas bancarias personales, preferentemente a través del Banco del Bienestar, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, cuando éste cuente con la cobertura bancaria necesaria para la entrega de los apoyos, de conformidad con lo previsto en el artículo 67 de la Ley General de Contabilidad Gubernamental.

**Artículo 28.** Las Dependencias y Entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

**I.** Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

**II.** Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación, éstos deberán celebrarse en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales, previa opinión de los Comités de Planeación para el Desarrollo o su equivalente, y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo con la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

**III.** Brindar asesoría a los municipios y demarcaciones territoriales de la Ciudad de México para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

**Artículo 29.** Las Dependencias y Entidades que tengan a su cargo programas presupuestarios considerados por el Consejo Nacional de Evaluación de la Política de Desarrollo Social como programas o acciones federales de desarrollo social deberán enviar a la Secretaría, en los términos y plazos que esta disponga, información sobre su población potencial, población objetivo y población atendida, misma que hará pública en el portal electrónico de transparencia en materia presupuestaria.

## CAPÍTULO II
## De los criterios específicos para la operación de los programas

**Artículo 30.** Los programas de subsidios del Ramo Administrativo 20 Bienestar se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, de adultos mayores, de rezago y de marginación, de acuerdo con los criterios que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de las Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

Para estos fines, el Ramo Administrativo 20 Bienestar considera los programas establecidos en el Anexo 25 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Bienestar, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Estos instrumentos promoverán que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de estos instrumentos se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las Dependencias y Entidades.

Las faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, deberán ser informadas a la Función Pública o a la Secretaría de Bienestar en el ámbito de sus respectivas competencias. Esta última dependencia, después de escuchar la opinión del gobierno de la entidad federativa, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Bienestar los avances de ejecución físicos y financieros.

**Artículo 31.** El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este Presupuesto de Egresos:

**I.** Deberá abarcar políticas públicas orientadas a incrementar la producción, la productividad y la competitividad agroalimentaria y pesquera del país, a la generación del empleo rural y para las actividades pesqueras y acuícolas, a promover en la población campesina y de la pesca el bienestar, así como su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación y a poblaciones indígenas.

El presupuesto para el campo procurará fomentar el abasto de alimentos y productos básicos y estratégicos a la población, promoviendo su acceso a los grupos sociales menos favorecidos y dando prioridad a la producción nacional, a que se refiere el artículo 178 de la Ley de Desarrollo Rural Sustentable.

El presupuesto dirigido al campo deberá tener las siguientes características:

**a)** Mejorar e incrementar la productividad, cerrando las brechas existentes;

**b)** Potenciar la contribución de la agricultura al desarrollo de los territorios rurales y al bienestar de las personas que los habitan;

**c)** Mejorar la capacidad de la agricultura para adaptarse al cambio climático, mitigar la emisión de gases de efecto invernadero y mejorar la utilización y preservación de los recursos naturales y la biodiversidad;

**d)** Incrementar la contribución de la agricultura nacional a la seguridad alimentaria de todas las personas;

**e)** Que permita la complementariedad de acciones con las demás Dependencias y Entidades;

**f)** Que permita el desarrollo de proyectos productivos por etapas;

**g)** Que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores;

**h)** Una agricultura más incluyente, pero con políticas diferenciadas para cada una de las regiones del país, al tiempo que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores, e

**i)** Que procuren la progresividad en el otorgamiento de los incentivos;

**II.** Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo, monto fiscal y fecha de otorgamiento, y la estratificación correspondiente;

**III.** Establecer como prioridades, entre otras, las siguientes:

**a)** Incrementar la productividad, la inocuidad y el ingreso de los productores, apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales, en un marco de sustentabilidad, generación de oportunidades y que contribuya a la seguridad alimentaria;

**b)** Se procurará que los recursos destinados a competitividad, se orienten principalmente a las pequeñas unidades de producción, que se dedican a los productos básicos y estratégicos a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable y otros productos básicos y estratégicos.

Dichos recursos se direccionarán una vez que se cuente con la estratificación de zonas y regiones productivas del país dando prioridad a las pequeñas unidades de producción;

**c)** Apoyar a los productores para que apliquen las innovaciones y desarrollos tecnológicos disponibles y fortalezcan su vinculación con los centros de investigación, así como la transferencia de tecnología del país, mediante servicios de extensionismo que aseguren la incorporación del pequeño productor a las innovaciones tecnológicas que redunden en la mejora de la productividad;

**d)** Ampliar la oferta de bienes y servicios públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación, extensionismo rural e información;

**e)** Contribuir a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático, así como la oportuna prevención, administración y atención a riesgos climáticos, sanitarios y de mercado, considerando los potenciales productivos de cada región;

**f)** Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente al aprovechamiento responsable del agua y la tierra, y

**g)** Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente a los recursos genéticos;

**IV.** Propiciar la competitividad de los productos básicos y estratégicos, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

**V.** Coadyuvar al impulso de la producción primaria, de los productos básicos y estratégicos señalados en la Ley de Desarrollo Rural Sustentable, entre otros, para el aprovisionamiento de insumos básicos y apoyo a paquetes tecnológicos;

**VI.** Impulsar la producción y productividad en el sector mediante el fomento de proyectos integrales que consideren la tecnificación del riego y el uso de insumos (semillas, fertilizantes, biofertilizantes y prácticas agrícolas sustentables, entre otros);

**VII.** Los recursos destinados a fortalecer el medio ambiente buscarán que se beneficie prioritariamente a los territorios ejidales, comunales y privados de los pequeños productores;

**VIII.** Se fortalecerán las obras de tecnificación de riego para aumentar la producción y productividad, dando prioridad a las pequeñas unidades de producción, y

**IX.** Las autoridades fiscales pondrán a disposición de las Dependencias y Entidades encargadas del otorgamiento de subsidios y estímulos, herramientas tecnológicas que permitan la consulta sobre el cumplimiento de la obligación contenida dentro del artículo 32-D del Código Fiscal de la Federación. En las reglas de operación de los Programas Federales del Ramo 08 de la Secretaría de Agricultura y Desarrollo Rural, se deberá establecer que la consulta referida la hará directamente ésta última dependencia y no el beneficiario.

**Artículo 32.** La ejecución y operación de la prestación gratuita de servicios de salud, medicamentos y demás insumos asociados para las personas sin seguridad social, deberá sujetarse a lo establecido por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o, en su caso, las Entidades de su sector coordinado.

**Artículo 33.** La Secretaría de Educación Pública será responsable de emitir las reglas de operación de sus programas sujetos a las mismas, de acuerdo con lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

**I.** Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

**II.** Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

**III.** En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del 31 de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto de los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

**Artículo 34.** Los programas destinados a educación media superior y superior, deberán contener las siguientes disposiciones:

**I.** La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

**II.** Las entidades federativas deberán enviar, de manera trimestral, informes tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

**III.** Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados como a la Secretaría de Educación Pública, y

**IV.** Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la legislación en materia de transparencia y acceso a la información pública y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

De conformidad con los Lineamientos Operativos que sean emitidos por la Secretaría de Educación Pública, el otorgamiento de subsidios para organismos descentralizados estatales, conforme al programa presupuestario correspondiente, estará condicionado a que las entidades federativas aporten la parte que les corresponda con cargo a sus presupuestos autorizados.

## TÍTULO QUINTO
## OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

### CAPÍTULO ÚNICO

**Artículo 35.** Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

**Artículo 36.** Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa Primera Infancia, Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

**I.** Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

**II.** El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

**III.** Desglose del gasto corriente destinado a su operación;

**IV.** Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

**V.** La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la vigilancia de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar a los 15 días naturales posteriores a la conclusión del trimestre que corresponda. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

**Artículo 37.** Las sanciones económicas que, en su caso, aplique el Instituto Nacional Electoral derivado del régimen disciplinario de los partidos políticos durante 2022, serán concentradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y deberán destinarse a actividades sustantivas; dichos recursos no podrán ejercerse en servicios personales y su ejercicio y destino deberá reportarse en los Informes Trimestrales.

**Artículo 38.** El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

El Consejo Nacional de Armonización Contable, a más tardar el último día hábil de diciembre, deberá publicar en su página de Internet un reporte especial sobre la aplicación de los recursos del fondo a que hace referencia el presente artículo, así como:

**I.** El monto de los subsidios otorgados a cada una de las entidades federativas y municipios;

**II.** El tipo y alcances de los subsidios federales otorgados, y

**III.** Los avances y resultados reportados por las entidades federativas y municipios.

## Transitorios

**Primero.** El presente Decreto entrará en vigor el primero de enero del año 2022.

**Segundo.** Las disposiciones administrativas emitidas con base en lo dispuesto en los Decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

**Tercero.** Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de que los ejecutores de gasto realicen las adecuaciones o los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación de la estructura administrativa de cualquier dependencia, entidad o ente autónomo, o cambio de sector en los casos que corresponda, reportando las mismas en los Informes Trimestrales.

Con la finalidad de garantizar y dar continuidad a las acciones de gobierno, las Dependencias, Entidades y unidades administrativas que se encuentren en proceso de readscripción o modificación de sus programas, podrán continuar su operación en la estructura organizacional y presupuestaria en la que se encuentren a la entrada en vigor del presente Decreto, hasta en tanto no se realice la transferencia de recursos humanos, financieros y materiales o se modifiquen sus programas.

Los ejecutores de gasto deberán realizar las adecuaciones que sean necesarias para transferir los recursos fiscales y las estructuras orgánicas y ocupacionales respecto de las unidades responsables que cambiaron de adscripción o se encuentren en proceso de readscripción como consecuencia de reformas jurídicas.

**Cuarto.** Los recursos del Fondo de Aportaciones para la Educación Tecnológica y de Adultos correspondientes a las entidades federativas que no hayan suscrito los convenios a los que hace referencia el artículo 42 de la Ley de Coordinación Fiscal deberán ser transferidos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios al Ramo 11 Educación, a fin de que a través de éste se transfieran para esos mismos fines a dichas entidades federativas. Lo anterior, hasta en tanto sean suscritos los convenios de coordinación respectivos.

**Quinto.** Las entidades federativas deberán notificar y realizar la entrega de los recursos federales que correspondan a los municipios o demarcaciones territoriales de la Ciudad de México, en los plazos y términos que establecen las leyes federales aplicables, el Presupuesto de Egresos, y en el caso de programas de subsidios o gasto reasignado, conforme a lo previsto en los convenios que celebren con las Dependencias y Entidades que les transfieran recursos federales.

Las entidades federativas no podrán establecer requisitos adicionales ni realizar acciones u omisiones que impidan el ejercicio eficiente, eficaz y oportuno de los recursos públicos que por su conducto se transfieran a los municipios y, en su caso, a las demarcaciones territoriales de la Ciudad de México.

Las entidades federativas, por conducto de sus secretarías de finanzas o sus equivalentes, deberán hacer pública la información relativa a la fecha y el monto de las transferencias de recursos federales que deriven de los proyectos aprobados en el Presupuesto de Egresos, realizadas a sus municipios o demarcaciones territoriales de la Ciudad de México, a través de sus respectivas páginas oficiales de Internet, dentro de los diez días naturales siguientes a la fecha en que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia.

El incumplimiento a lo previsto en el presente artículo, incluyendo el destino de los recursos correspondientes, será sancionado por las autoridades competentes en los términos de la legislación aplicable, sin perjuicio de las responsabilidades de carácter civil, administrativo o penal que, en su caso, se determinen.

Los municipios y, en su caso, las demarcaciones territoriales de la Ciudad de México serán responsables de la correcta integración de la información técnica, así como del destino, ejercicio, registro y comprobación de los recursos que les transfieran las entidades federativas respectivas, conforme a lo señalado en este artículo.

**Sexto.** Para el ejercicio 2022, en cumplimiento a lo establecido en las disposiciones jurídicas aplicables, la Secretaría de Bienestar publicará los Lineamientos del Fondo de Aportaciones para la Infraestructura Social, a más tardar el último día del mes de febrero de 2022, los cuales podrán determinar que hasta un 60 por ciento de los recursos que de dicho Fondo correspondan a las entidades federativas y los municipios o demarcaciones territoriales de la Ciudad de México, se destinen a la realización de acciones de carácter complementario en materia de obras de urbanización, pavimentación, caminos rurales, puentes, obras de reconstrucción y carreteras, conforme a los criterios que se establezcan en los referidos lineamientos.

**Séptimo.** Los ejecutores de gasto deberán cubrir con cargo a sus presupuestos autorizados los compromisos u obligaciones que deriven de las determinaciones o las resoluciones emitidas por autoridad jurisdiccional competente. Para efectos de lo anterior, los ejecutores de gasto deberán ajustar sus presupuestos para el cumplimiento de sus obligaciones, sin que ello implique ampliaciones a los mismos.

**Octavo.** Las Dependencias y Entidades llevarán a cabo las acciones que correspondan para que la entrega de los subsidios y apoyos a los beneficiarios de los programas se realice de manera directa a través de la Tesorería de la Federación, en forma electrónica mediante transferencia de recursos para su depósito en las cuentas bancarias de los mismos, salvo que se esté en alguno de los supuestos de excepción regulados en la Ley de Tesorería de la Federación, su Reglamento y demás disposiciones aplicables, o bien, que la Secretaría autorice que se efectúe de manera distinta.

**Noveno.** Las Dependencias y Entidades que reciban recursos para la atención de los desastres naturales, continuarán siendo las responsables de destinar y ejercer los mismos para los fines para los cuales fueron autorizados; dar el seguimiento a la ejecución de las obras y acciones que estas contraten y al cumplimiento del calendario de ejecución en los términos y plazos establecidos, y contar con la documentación justificativa y comprobatoria de las erogaciones. Asimismo, en la contratación de las obras de reconstrucción, los ejecutores de gasto deberán prever el establecimiento de medidas de mitigación que reduzcan su vulnerabilidad ante futuras amenazas.

**Décimo.** Los aprovechamientos derivados de los enteros de recursos que concentren las universidades e instituciones públicas de educación superior en la Tesorería de la Federación con fecha posterior a la establecida en el artículo 54 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, respecto de recursos federales no ejercidos en ejercicios fiscales anteriores al 2022, se podrán destinar por la Secretaría a programas y proyectos de inversión en infraestructura educativa.

**Décimo Primero.** La Secretaría Ejecutiva del Sistema Nacional Anticorrupción realizará las definiciones técnicas y metodológicas pertinentes para procurar la continuidad del Anexo Transversal Anticorrupción para el ejercicio fiscal 2023 tomando como referencia la Ley General del Sistema Nacional Anticorrupción y la Política Nacional Anticorrupción derivada de dicha ley.

**Décimo Segundo.** La Secretaría Ejecutiva del Sistema Nacional Anticorrupción, en su carácter de instancia técnica del Sistema Nacional Anticorrupción, dará seguimiento al Anexo Transversal Anticorrupción para el presente ciclo presupuestario, para lo cual deberá elaborar un informe anual de ejecución y seguimiento del mismo con base en la metodología presentada para el ciclo presupuestario 2022. Dicho informe deberá presentarse a la Cámara de Diputados.

**Décimo Tercero.** El Ramo 11 Educación Pública comprende los recursos para la constitución del fondo a que se refiere el artículo 64 de la Ley General de Educación Superior, los cuales se podrán ejercer a través de un fideicomiso público que para tales efectos se constituya para esos fines por la Secretaría en coordinación con la Secretaría de Educación Pública.

La constitución y operación del fideicomiso antes referido, así como del fideicomiso público que, en su caso, se constituya para efectos del fondo señalado en el Décimo Séptimo transitorio de la Ley General de Educación se sujetarán a los mecanismos específicos de control presupuestario que emita la Secretaría.

**Décimo Cuarto.** La Secretaría, en el ámbito de sus atribuciones, continuará durante el ejercicio fiscal 2022 con la revisión del "Procedimiento para fortalecer la estimación de los recursos asignados a los programas presupuestarios del Anexo 18 del Presupuesto de Egresos, Recursos para la Atención de Niñas, Niños y Adolescentes". En su caso, la Secretaría podrá consultar al Consejo Nacional de Evaluación de la Política Social, en el ámbito de sus atribuciones, sobre su eventual apoyo técnico para contribuir a dicho propósito. Lo anterior a fin de mejorar la estimación de las asignaciones que se vinculan a dicho anexo transversal en el Proyecto de Presupuesto de Egresos de la Federación para el ejercicio fiscal siguiente.

**Décimo Quinto.** El Consejo Nacional para Prevenir la Discriminación, con cargo a su presupuesto aprobado, llevará a cabo acciones para contar con la información necesaria, incluyendo aspectos técnicos y metodológicos, que permitan analizar la incidencia que en materia de discriminación sufrida por el grupo de personas que expresan diversidad en la orientación sexual, identidad y expresión de género, ha realizado el Ejecutivo Federal, en el Anexo 14 Recursos para la Atención de Grupos Vulnerables.

**Décimo Sexto.** La Secretaría, dentro de los plazos establecidos para la integración del presente Presupuesto, deberá llevar a cabo la distribución de los montos del Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, del Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas y de las Participaciones Federales aprobados en el presente Presupuesto de Egresos de la Federación para el ejercicio fiscal 2022, considerando lo siguiente: se aplicará como total de población, la suma de las poblaciones por entidad federativa, conforme a la Encuesta Nacional de Ocupación y Empleo (ENOE) y la medida cautelar dictada en la Controversia Constitucional 78/2021, o bien, la resolución definitiva de la Suprema Corte de Justicia de la Nación, en el caso de que se haya emitido la misma, y se aplicarán las formulas establecidas en la Ley de Coordinación Fiscal.

Para el supuesto de que con fecha posterior a la integración del presente Presupuesto, la Suprema Corte de Justicia de la Nación emita la resolución definitiva en la Controversia Constitucional 78/2021, la Secretaría deberá llevar a cabo los ajustes presupuestales a la distribución del monto anual del Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y del Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas para el ejercicio fiscal 2022, así como a los calendarios respectivos, considerando la población total conforme a las sumas de las poblaciones de cada entidad federativa y en los términos de la resolución antes referida. Los ajustes a la distribución de los montos y a su calendarización se deberán publicar en el Diario Oficial de la Federación.

**Décimo Séptimo.** La Secretaría, con la participación de la Secretaría de Medio Ambiente y Recursos Naturales, realizará las acciones necesarias para que en el Proyecto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2023 se implemente la metodología para la conformación del anexo transversal referente a los recursos para la adaptación y mitigación de los efectos del cambio climático, desarrollada en el marco de lo previsto en el Décimo Cuarto transitorio del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2020, para lo cual se deberán señalar los cambios en los programas presupuestarios, factores, variables y fórmulas con el fin de determinar si las previsiones de gasto resultan comparables respecto a las consideradas para el mismo anexo transversal de ejercicios fiscales anteriores.

**Décimo Octavo.** El ejercicio de los recursos que se obtengan de los aprovechamientos enterados por las entidades federativas y los municipios, conforme a lo establecido en el Décimo Octavo transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022, se sujetará a los términos establecidos en el Séptimo transitorio de esa Ley.

**Décimo Noveno.** Para efectos de la ejecución de los acuerdos de coordinación a que se refiere el Décimo Sexto transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022, se podrá constituir un fideicomiso público conforme al mecanismo específico de control presupuestario que emita la Secretaría.

**Vigésimo.** Los ejecutores de gasto, en los casos que correspondan, deberán realizar las acciones conducentes y, en su caso, emitir las disposiciones específicas que correspondan para que las percepciones y prestaciones se sujeten, a partir del 1o. de enero de 2022, a los límites máximos de percepciones y de prestaciones previstos en el Anexo 23 del presente Decreto.

**Vigésimo Primero.** La dependencia responsable de los programas La Escuela es Nuestra y Expansión de la Educación Inicial, que se incorporan al Anexo 25 de este Decreto, deberá publicar en el Diario Oficial de la Federación las respectivas reglas de operación a más tardar el último día hábil de febrero.

Para tal efecto, deberá remitir los proyectos de reglas de operación a la Secretaría a más tardar el último día hábil de enero. Las autorizaciones que emita dicha dependencia y la Comisión Nacional de Mejora Regulatoria, se realizarán en los mismos plazos y términos previstos en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; lo anterior, sin perjuicio de que dichos programas puedan ejecutarse en tanto se emiten las referidas reglas.

SALÓN DE SESIONES DE LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN.- Ciudad de México, a 10 de noviembre de 2021.- Dip. **Sergio Carlos Gutiérrez Luna**, Presidente.- Dip. **Brenda Espinoza Lopez**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a 26 de noviembre de 2021.- **Andrés Manuel López Obrador**.- Rúbrica.- El Secretario de Gobernación, Lic. **Adán Augusto López Hernández**.- Rúbrica.

**ANEXO 1. GASTO NETO TOTAL (pesos)**

| | | |
|---|---|---|
| **A: RAMOS AUTÓNOMOS** | | **131,319,606,644** |
| **Gasto Programable** | | |
| 01 | Poder Legislativo | 15,012,582,403 |
| | Cámara de Senadores | 4,438,382,346 |
| | Cámara de Diputados | 8,045,988,978 |
| | Auditoría Superior de la Federación | 2,528,211,079 |
| 03 | Poder Judicial | 73,723,020,424 |
| | Suprema Corte de Justicia de la Nación | 5,284,902,847 |
| | Consejo de la Judicatura Federal | 65,640,979,577 |
| | Tribunal Electoral del Poder Judicial de la Federación | 2,797,138,000 |
| 22 | Instituto Nacional Electoral | 19,736,593,972 |
| 35 | Comisión Nacional de los Derechos Humanos | 1,722,324,772 |
| 41 | Comisión Federal de Competencia Económica | 616,125,143 |

| | | |
|---|---|---|
| 43 | Instituto Federal de Telecomunicaciones | 1,560,000,000 |
| 44 | Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales | 982,905,153 |
| 49 | Fiscalía General de la República | 17,966,054,777 |
| **RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA** | | **11,115,300,004** |
| | Instituto Nacional de Estadística y Geografía | 11,115,300,004 |
| **RAMO: 32 TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA** | | **2,986,075,575** |
| | Tribunal Federal de Justicia Administrativa | 2,986,075,575 |
| **B: RAMOS ADMINISTRATIVOS** | | **1,514,103,418,934** |
| **Gasto Programable** | | |
| 02 | Oficina de la Presidencia de la República | 833,863,400 |
| 04 | Gobernación | 6,218,678,962 |
| 05 | Relaciones Exteriores | 9,068,931,721 |
| 06 | Hacienda y Crédito Público | 21,370,912,383 |
| 07 | Defensa Nacional | 104,107,905,551 |
| 08 | Agricultura y Desarrollo Rural | 55,788,965,938 |
| 09 | Infraestructura, Comunicaciones y Transportes | 65,553,589,581 |
| 10 | Economía | 3,586,716,123 |
| 11 | Educación Pública 4/ 5/ | 364,600,046,855 |
| 12 | Salud 1/ | 193,948,336,401 |
| 13 | Marina | 37,750,191,112 |
| 14 | Trabajo y Previsión Social | 25,384,375,970 |
| 15 | Desarrollo Agrario, Territorial y Urbano | 12,868,470,195 |
| 16 | Medio Ambiente y Recursos Naturales | 40,795,855,575 |
| 18 | Energía | 47,057,724,667 |
| 20 | Bienestar | 299,315,515,989 |
| 21 | Turismo | 65,670,998,944 |
| 27 | Función Pública | 1,446,265,154 |
| 31 | Tribunales Agrarios | 841,831,136 |
| 36 | Seguridad y Protección Ciudadana | 93,379,484,115 |
| 37 | Consejería Jurídica del Ejecutivo Federal | 147,283,767 |
| 38 | Consejo Nacional de Ciencia y Tecnología | 29,564,150,670 |
| 45 | Comisión Reguladora de Energía | 256,509,841 |
| 46 | Comisión Nacional de Hidrocarburos | 222,860,839 |
| 47 | Entidades no Sectorizadas | 19,295,464,028 |
| 48 | Cultura | 15,028,490,017 |
| **C: RAMOS GENERALES** | | **3,785,991,340,661** |
| **Gasto Programable** | | |
| 19 | Aportaciones a Seguridad Social 2/ 3/ | 1,092,011,751,628 |
| 23 | Provisiones Salariales y Económicas | 134,623,035,206 |
| 25 | Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos | 60,244,832,605 |
| 33 | Aportaciones Federales para Entidades Federativas y Municipios | 830,299,613,382 |
| **Gasto No Programable** | | |
| 24 | Deuda Pública | 580,638,169,858 |
| 28 | Participaciones a Entidades Federativas y Municipios | 1,019,490,037,082 |
| 29 | Erogaciones para las Operaciones y Programas de Saneamiento Financiero | 0 |

| | | |
|---|---|---|
| 30 | Adeudos de Ejercicios Fiscales Anteriores | 30,000,000,000 |
| 34 | Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca | 38,683,900,900 |
| **D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO** | | **1,407,789,387,103** |
| **Gasto Programable** | | |
| GYN | Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado | 396,948,621,994 |
| GYR | Instituto Mexicano del Seguro Social | 1,010,840,765,109 |
| **E: EMPRESAS PRODUCTIVAS DEL ESTADO** | | **1,258,420,005,345** |
| **Gasto Programable** | | |
| TYY | Petróleos Mexicanos (Consolidado) | 636,281,092,735 |
| TVV | Comisión Federal de Electricidad (Consolidado) | 449,997,165,429 |
| **Gasto No Programable** | | |
| | Costo Financiero, que se distribuye para erogaciones de: | 172,141,747,181 |
| TYY | Petróleos Mexicanos (Consolidado) | 142,556,100,004 |
| TVV | Comisión Federal de Electricidad (Consolidado) | 29,585,647,177 |
| **Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.** | | **1,023,474,834,266** |
| **GASTO NETO TOTAL** | | **7,088,250,300,000** |

1/ Incluye recursos dentro del programa presupuestario U012.- "Fortalecimiento de los Servicios Estatales de Salud", para cubrir el pago de las previsiones que permitan mantener la homologación salarial del personal que fue regularizado y formalizado, y serán transferidos a las entidades federativas a través del Fondo de Aportaciones para los Servicios de Salud del Ramo 33.

2/ Los recursos relativos a los Laudos y Prestaciones que no estén directamente vinculadas a obligaciones decretadas en materia de seguridad social, no serán cubiertas con cargo a los recursos del Ramo 19 "Aportaciones a Seguridad Social".

3/ Incluye recursos que serán transferidos al Instituto Mexicano del Seguro Social, para dar cumplimiento a lo publicado en el Diario Oficial de la Federación el 13 de marzo de 2020, por el que se emitió el Decreto por el que se otorgan ayudas extraordinarias con motivo del incendio ocurrido en la Guardería ABC.

4/ Incluye recursos para el Fondo Federal Especial que asegure los recursos económicos necesarios para garantizar la obligatoriedad de los servicios de Educación Superior, de conformidad con lo establecido en la reforma del artículo 3o. Constitucional publicada en el Diario Oficial de la Federación el 15 de mayo de 2019.

5/ Incluye 200 millones de pesos para el fortalecimiento de los servicios personales para las acciones de la expansión de la educación inicial.

**ANEXO 2. GASTO CORRIENTE ESTRUCTURAL (pesos)**

| | |
|---|---|
| Gasto Corriente Estructural | 2,837,833,999,210 |

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

**ANEXO 3. GASTOS OBLIGATORIOS (millones de pesos) */**

| | |
|---|---|
| Previsiones para Gastos Obligatorios | 4,678,584.2 |
| Previsiones para Gastos Obligatorios con Pensiones y Jubilaciones | 5,850,909.1 |

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

**ANEXO 4. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)**

| | |
|---|---|
| En el presente ejercicio fiscal no se comprometerán proyectos de inversión en infraestructura a los que se refiere el artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos. | **0.0** |

**ANEXO 5. COMPROMISOS PLURIANUALES (millones de pesos)**

| | MONTO |
|---|---|
| | |
| Dependencias y Entidades (Recursos Fiscales) | 98,365.66 |
| Entidades de Control Directo | 40,941.49 |
| Empresas Productivas del Estado | 410,681.76 |
| Poder Judicial | 1,984.81 |
| Instituto Nacional Electoral | 1,681.39 |
| Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales | 96.44 |

**ANEXO 5.A. PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA (millones de pesos)**

Con base en la fracción VI del artículo 3o. del Presupuesto de Egresos de la Federación, el monto máximo anual de gasto programable para los proyectos de asociación público-privada, asciende a la cantidad de $45,917.8 millones de pesos, de los cuales para el periodo 2022 se tiene estimado un monto de $12,516.2 millones de pesos.

| PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA | ENTIDAD FEDERATIVA | MONTO TOTAL DE INVERSIÓN[1/] | MONTO DE INVERSIÓN 2022 [2/] | PAGO ANUAL ESTIMADO 2022 [3/] |
|---|---|---|---|---|
| **PROYECTOS AUTORIZADOS EN EJERCICIOS ANTERIORES** | | **38,572.6** | **0.0** | **12,516.2** |
| **SECRETARÍA DE SEGURIDAD Y PROTECCIÓN CIUDADANA** | | **3,822.1** | **0.0** | **1,327.1** |
| Construcción, rehabilitación, adecuación, equipamiento y amueblado del Complejo Penitenciario Federal Papantla. | Veracruz | 3,822.1 | 0.0 | 1,327.1 |
| **SECRETARÍA DE INFRAESTRUCTURA, COMUNICACIONES Y TRANSPORTES** | | **24,439.3** | **0.0** | **7,355.3** |
| Libramiento de la Carretera La Galarza-Amatitlanes | Puebla | 1,117.5 | 0.0 | 125.3 |
| 1.- Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Querétaro - San Luís Potosí) | Querétaro, Guanajuato y San Luis Potosí | 2,127.5 | 0.0 | 787.0 |
| 1.-Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Coatzacoalcos - Villahermosa) | Tabasco y Veracruz | 2,418.4 | 0.0 | 765.0 |
| PROGRAMA ASOCIACIÓN PÚBLICO PRIVADA DE CONSERVACIÓN PLURIANUAL DE LA RED FEDERAL DE CARRETERAS (APP MATEHUALA - SALTILLO) PARA EL PERIODO 2017-2027 | Nuevo León | 1,841.1 | 0.0 | 731.0 |
| PROGRAMA ASOCIACIÓN PÚBLICO PRIVADA DE CONSERVACIÓN PLURIANUAL DE LA RED FEDERAL DE CARRETERAS (APP PIRÁMIDES-TULANCINGO-PACHUCA) PARA EL PERIODO 2017-2027 | Estado de México e Hidalgo | 2,338.8 | 0.0 | 638.0 |
| PROGRAMA ASOCIACIÓN PÚBLICO PRIVADA DE CONSERVACIÓN PLURIANUAL DE LA RED FEDERAL DE CARRETERAS (APP SALTILLO MONTERREY NUEVO LAREDO) PARA EL PERIODO 2017-2027 | Coahuila y Nuevo León | 2,515.9 | 0.0 | 335.0 |
| PROGRAMA ASOCIACIÓN PÚBLICO PRIVADA DE CONSERVACIÓN PLURIANUAL DE LA RED FEDERAL DE CARRETERAS (APP TEXCOCO -ZACATEPEC) PARA EL PERIODO 2017-2027 | Estado de México, Tlaxcala y Puebla | 1,582.7 | 0.0 | 720.0 |
| PROGRAMA ASOCIACIÓN PÚBLICO PRIVADA DE CONSERVACION PLURIANUAL DE LA RED FEDERAL DE CARRETERAS (APP ARRIAGA-TAPACHULA) PARA EL PERIODO 2018-2028 | Chiapas | 4,179.1 | 0.0 | 1,049.0 |

| | | | | |
|---|---|---|---|---|
| PROGRAMA ASOCIACIÓN PÚBLICO PRIVADA DE CONSERVACION PLURIANUAL DE LA RED FEDERAL DE CARRETERAS (APP CAMPECHE - MERIDA) PARA EL PERIODO 2018-2028 | Campeche y Yucatán | 2,029.2 | 0.0 | 676.0 |
| PROGRAMA ASOCIACIÓN PÚBLICO PRIVADA DE CONSERVACION PLURIANUAL DE LA RED FEDERAL DE CARRETERAS (APP SAN LUIS POTOSI - MATEHUALA) PARA EL PERIODO 2018-2028 | San Luis Potosí | 2,033.0 | 0.0 | 831.0 |
| PROGRAMA ASOCIACIÓN PÚBLICO PRIVADA DE CONSERVACION PLURIANUAL DE LA RED FEDERAL DE CARRETERAS (APP TAMPICO - CIUDAD VICTORIA) PARA EL PERIODO 2018-2028 | Tamaulipas | 2,256.3 | 0.0 | 698.0 |
| **INSTITUTO MEXICANO DEL SEGURO SOCIAL** | | **4,042.2** | **0.0** | **1,160.1** |
| Construcción del Hospital General de Zona de 144 camas, en Bahía de Banderas, Nayarit | Nayarit | 1,921.4 | 0.0 | 542.3 |
| Construcción del Hospital General de Zona (HGZ) de 180 camas en la localidad de Tapachula, en el estado de Chiapas | Chiapas | 2,120.8 | 0.0 | 617.7 |
| **INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO** | | **6,268.9** | **0.0** | **2,673.7** |
| Construcción de una nueva Clínica Hospital en Mérida, Yucatán | Yucatán | 847.0 | 0.0 | 285.8 |
| Sustitución del Hospital General Dr. Daniel Gurria Urgell en Villahermosa, Tabasco | Tabasco | 1,361.2 | 0.0 | 430.5 |
| Sustitución del actual Hospital General "Aquiles Calles Ramírez" en Tepic, Nayarit | Nayarit | 1,388.5 | 0.0 | 661.2 |
| Nuevo Hospital General en la Delegación Regional Sur de la Ciudad de México | Ciudad de México | 2,672.2 | 0.0 | 1,296.2 |
| **TOTAL** | | **38,572.6** | **0.0** | **12,516.2** |

Cifras con IVA a pesos de 2022.

Montos de inversión contratados.

El monto de Inversión de los contratos de Asociación Público Privada se estableció en términos nominales.

Para los proyectos de Conservación Plurianual de la Red Federal de Carreteras de la Secretaría de Infraestructura, Comunicaciones y Transportes se consideran pagos anuales desde el inicio del proyecto, toda vez que la ejecución y operación comienzan simultáneamente.

1/ Monto total estimado en gasto de inversión del sector privado en infraestructura.

2/ Inversión estimada prevista por el sector privado para el 2022.

3/ Pagos anuales estimados por el Sector Público.

**ANEXO 6. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)**

**6.A. Monto autorizado para nuevos proyectos**

| | Inversión Directa | Inversión Condicionada | Suma |
|---|---|---|---|
| Comisión Federal de Electricidad | 26,173,147,963 | 0 | 26,173,147,963 |

**6.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada**

| | Inversión Directa | Inversión Condicionada | Suma |
|---|---|---|---|
| Comisión Federal de Electricidad | 666,152,616,145 | 309,689,306,835 | 975,841,922,980 |

**6.C. Monto autorizado para proyectos aprobados para ejercicios fiscales anteriores y para nuevos proyectos**

| | Inversión Directa | Inversión Condicionada | Suma |
|---|---|---|---|
| Comisión Federal de Electricidad | 692,325,764,108 | 309,689,306,835 | 1,002,015,070,943 |

**6.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores**

| | Monto Autorizado | Monto Contratado | Monto Comprometido |
|---|---|---|---|
| Comisión Federal de Electricidad | 578,581,788,765 | 487,554,742,039 | 203,849,953,138 |

**6.E. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores**

| | Monto Autorizado | Monto Contratado | Máximo Comprometido |
|---|---|---|---|
| Comisión Federal de Electricidad | 270,962,583,220 | 189,532,340,291 | 120,634,861,078 |

**6.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa**

| | Inversión Física (Amortizaciones) | Costo Financiero | Suma |
|---|---|---|---|
| Comisión Federal de Electricidad | 12,851,618,333 | 6,875,456,814 | 19,727,075,147 |

Nota: Para estos anexos los totales pueden no sumar respecto al total debido al redondeo.

**ANEXO 7. PREVISIONES SALARIALES Y ECONÓMICAS (pesos)**

| | | Incremento a las percepciones | Creación de plazas | Otras medidas de carácter económico, laboral y contingente | Total |
|---|---|---|---|---|---|
| | | I | II | III | |
| **Ramos Administrativos** | | | | | |
| 02 | Oficina de la Presidencia de la República | 15,010,594 | 0 | 2,776,629 | 17,787,223 |
| 04 | Gobernación | 96,197,678 | 0 | 26,194,734 | 122,392,412 |
| 05 | Relaciones Exteriores | 35,872,303 | 0 | 10,325,956 | 46,198,259 |
| 06 | Hacienda y Crédito Público | 402,214,494 | 0 | 109,947,229 | 512,161,723 |
| 07 | Defensa Nacional | 1,449,073,891 | 1,633,354,655 | 713,499,360 | 3,795,927,906 |
| 08 | Agricultura y Desarrollo Rural | 193,614,206 | 0 | 65,181,007 | 258,795,213 |
| 09 | Infraestructura, Comunicaciones y Transportes | 172,598,287 | 0 | 75,311,117 | 247,909,404 |
| 10 | Economía | 57,483,763 | 0 | 23,338,628 | 80,822,391 |
| 11 | Educación Pública | 2,896,729,298 | 70,459,053 | 2,373,355,033 | 5,340,543,384 |
| 12 | Salud | 947,163,630 | 655,847,592 | 211,798,400 | 1,814,809,622 |
| 13 | Marina | 384,201,678 | 843,991,616 | 321,265,118 | 1,549,458,412 |
| 14 | Trabajo y Previsión Social | 47,360,553 | 0 | 19,029,397 | 66,389,950 |
| 15 | Desarrollo Agrario, Territorial y Urbano | 45,726,048 | 0 | 19,446,734 | 65,172,782 |
| 16 | Medio Ambiente y Recursos Naturales | 163,062,903 | 72,221,884 | 95,825,248 | 331,110,035 |
| 18 | Energía | 31,240,688 | 0 | 3,312,215 | 34,552,903 |
| 20 | Bienestar | 42,594,792 | 0 | 20,401,573 | 62,996,365 |
| 21 | Turismo | 18,177,293 | 289,500,171 | 7,583,671 | 315,261,135 |
| 27 | Función Pública | 37,274,892 | 0 | 5,121,685 | 42,396,577 |
| 31 | Tribunales Agrarios | 15,579,621 | 0 | 5,513,224 | 21,092,845 |
| 36 | Seguridad y Protección Ciudadana | 714,127,379 | 0 | 219,181,279 | 933,308,658 |
| 37 | Consejería Jurídica del Ejecutivo Federal | 3,544,470 | 0 | 294,758 | 3,839,228 |
| 38 | Consejo Nacional de Ciencia y Tecnología | 146,746,911 | 0 | 51,498,146 | 198,245,057 |
| 45 | Comisión Reguladora de Energía | 4,286,457 | 0 | 342,445 | 4,628,902 |

| | | | | | |
|---|---|---|---|---|---|
| 46 | Comisión Nacional de Hidrocarburos | 4,396,390 | 0 | 193,200 | 4,589,590 |
| 47 | Entidades no Sectorizadas | 51,177,107 | 0 | 15,423,253 | 66,600,360 |
| 48 | Cultura | 140,306,952 | 0 | 14,811,526 | 155,118,478 |
| **Ramos Generales** | | | | | |
| 23 | Provisiones Salariales y Económicas */ | 11,744,117,527 | 1,562,968,022 | 2,659,049,497 | 15,966,135,046 |

*/ Para efectos de control presupuestario y eficiencia del gasto, la administración de estos recursos se considera en el Ramo General 23 Provisiones Salariales y Económicas.

## ANEXO 8. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

| | **MONTO** |
|---|---|
| Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública | 580,638,169,858 |
| Costo financiero de la deuda de las empresas incluidas en el Anexo 1.E de este Decreto | 172,141,747,181 |
| Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero | 0 |
| Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca | 38,683,900,900 |
| Obligaciones incurridas a través de los programas de apoyo a deudores | 23,268,500,900 |
| Obligaciones surgidas de los programas de apoyo a ahorradores | 15,415,400,000 |
| **Total** | **791,463,817,939** |

## ANEXO 9. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO

| **Adquisiciones, Arrendamientos y Servicios** | | | |
|---|---|---|---|
| **Presupuesto autorizado de adquisiciones, arrendamientos y servicios** | | **Monto máximo total de cada operación que podrá adjudicarse directamente** | **Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas** |
| **Mayor de** | **Hasta** | **Dependencias y Entidades** | **Dependencias y Entidades** |
| | 15,000 | 228 | 780 |
| 15,000 | 30,000 | 259 | 1,123 |
| 30,000 | 50,000 | 292 | 1,463 |
| 50,000 | 100,000 | 326 | 1,805 |
| 100,000 | 150,000 | 357 | 2,153 |
| 150,000 | 250,000 | 406 | 2,598 |
| 250,000 | 350,000 | 438 | 2,927 |
| 350,000 | 450,000 | 472 | 3,107 |
| 450,000 | 600,000 | 503 | 3,444 |
| 600,000 | 750,000 | 520 | 3,624 |
| 750,000 | 1,000,000 | 570 | 3,965 |
| 1,000,000 | | 600 | 4,143 |

| **Obras Públicas y Servicios Relacionados con las Mismas** | | | | |
|---|---|---|---|---|
| **Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas** | **Monto máximo total de cada obra pública que podrá adjudicarse directamente** | **Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente** | **Monto máximo total de cada obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas** | **Monto máximo total de cada servicio relacionado con obra pública que podrá** |

| | | | | | adjudicarse mediante invitación a cuando menos tres personas |
|---|---|---|---|---|---|
| Mayor de | Hasta | Dependencias y Entidades | Dependencias y Entidades | Dependencias y Entidades | Dependencias y Entidades |
| | 15,000 | 362 | 179 | 3,229 | 2,507 |
| 15,000 | 30,000 | 449 | 228 | 3,583 | 2,687 |
| 30,000 | 50,000 | 539 | 269 | 4,124 | 3,229 |
| 50,000 | 100,000 | 625 | 310 | 5,020 | 3,760 |
| 100,000 | 150,000 | 718 | 362 | 5,914 | 4,480 |
| 150,000 | 250,000 | 810 | 404 | 6,812 | 5,374 |
| 250,000 | 350,000 | 986 | 491 | 7,892 | 5,914 |
| 350,000 | 450,000 | 1,073 | 539 | 8,604 | 6,434 |
| 450,000 | 600,000 | 1,259 | 625 | 10,227 | 7,706 |
| 600,000 | 750,000 | 1,436 | 718 | 11,644 | 8,786 |
| 750,000 | 1,000,000 | 1,607 | 810 | 13,081 | 9,854 |
| 1,000,000 | | 1,706 | 897 | 14,684 | 11,104 |

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, para la determinación del carácter de los procedimientos de contratación.

**ANEXO 10. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)**

| Ramo | Denominación | Monto |
|---|---|---|
| **Total** | | **124,978,787,907** |
| **04 Gobernación** | | **15,000,000** |
| | Conducción de la política interior | 12,800,348 |
| | Protección y defensa de los derechos humanos | 2,199,652 |
| **08 Agricultura y Desarrollo Rural** | | **9,406,651,335** |
| | Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V. | 283,209,532 |
| | Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA) | 1,113,858,221 |
| | Precios de Garantía a Productos Alimentarios Básicos | 565,046,177 |
| | Producción para el Bienestar | 7,329,556,166 |
| | Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura | 114,981,240 |
| **09 Infraestructura, Comunicaciones y Transportes** | | **2,711,003,267** |
| | Proyectos de construcción de carreteras alimentadoras y caminos rurales | 1,193,368,144 |
| | Conservación de infraestructura de caminos rurales y carreteras alimentadoras | 1,453,620,000 |
| | Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras | 64,015,123 |
| **11 Educación Pública** | | **16,276,407,629** |
| | Educación para Adultos (INEA) | 93,434,165 |
| | Educación Inicial y Básica Comunitaria | 1,053,739,545 |
| | Normar los servicios educativos | 106,733,752 |
| | Programa de Becas de Educación Básica para el Bienestar Benito Juárez | 9,298,963,013 |
| | Programa de Becas Elisa Acuña | 251,485,245 |
| | Jóvenes Escribiendo el Futuro | 1,058,388,805 |
| | Beca Universal para Estudiantes de Educación Media Superior Benito Juárez | 3,449,998,872 |
| | Universidades para el Bienestar Benito Juárez García | 307,341,161 |
| | La Escuela es Nuestra | 656,323,072 |

| | |
|---|---|
| **12 Salud** | **8,019,909,735** |
| Rectoría en Salud | 9,800,000 |
| Prevención y control de enfermedades | 43,055,162 |
| Salud materna, sexual y reproductiva | 17,343,978 |
| Fortalecimiento a la atención médica | 306,635,770 |
| Atención a la Salud y Medicamentos Gratuitos para la Población sin Seguridad Social Laboral | 7,643,074,825 |
| **15 Desarrollo Agrario, Territorial y Urbano** | **552,102,993** |
| Procuración de justicia agraria | 244,889,217 |
| Programa de Atención de Conflictos Agrarios | 32,274,690 |
| Programa de Mejoramiento Urbano (PMU) | 2,175,000 |
| Programa Nacional de Reconstrucción | 272,764,086 |
| **16 Medio Ambiente y Recursos Naturales** | **3,215,351,793** |
| Infraestructura de agua potable, alcantarillado y saneamiento | 1,081,500,000 |
| Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado | 642,898,100 |
| Planeación, Dirección y Evaluación Ambiental | 297,382 |
| Provisiones para la infraestructura hidroagrícola para Pueblos Indígenas | 692,294,118 |
| Programa de Conservación para el Desarrollo Sostenible | 44,271,910 |
| Agua Potable, Drenaje y Tratamiento | 223,982,449 |
| Programa de Apoyo a la Infraestructura Hidroagrícola | 211,715,269 |
| Apoyos para el Desarrollo Forestal Sustentable | 318,392,565 |
| **19 Aportaciones a Seguridad Social** | **8,353,071,123** |
| Programa IMSS-BIENESTAR | 8,353,071,123 |
| **20 Bienestar** | **61,092,805,219** |
| Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras | 370,788,949 |
| Pensión para el Bienestar de las Personas Adultas Mayores | 35,489,582,079 |
| Sembrando Vida | 25,232,434,190 |
| **33 Aportaciones Federales para Entidades Federativas y Municipios** | **11,396,755,029** |
| FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal | 8,362,560,361 |
| FAM Asistencia Social | 3,034,194,668 |
| **35 Comisión Nacional de los Derechos Humanos** | **22,529,616** |
| Protección, promoción y difusión de los Derechos Humanos de los integrantes de pueblos y comunidades indígenas y afrodescendientes, así como de las personas indígenas y afrodescendientes privadas de la libertad. | 22,529,616 |
| **38 Consejo Nacional de Ciencia y Tecnología** | **36,000,000** |
| Becas de posgrado y apoyos a la calidad | 36,000,000 |
| **47 Entidades no Sectorizadas** | **3,819,229,899** |
| Actividades de apoyo Administrativo | 166,747,672 |
| Actividades de apoyo a la función pública y buen gobierno | 11,600,945 |
| Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas | 979,010,327 |
| Programa de Apoyo a la Educación Indígena | 1,671,287,461 |
| Programa para el Bienestar Integral de los Pueblos Indígenas | 990,583,494 |
| **48 Cultura** | **61,970,269** |
| Educación y cultura indígena | 61,970,269 |

**ANEXO 11. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)**

| Vertiente | Programa PEC / Ramo / Componente / Subcomponente / Rama Productiva | MONTO |
|---|---|---|
| | **Total** | **365,699.9** |
| **Competitividad** | | **35,449.6** |
| | **Programa de Fomento a la Inversión y Productividad** | **35,449.6** |
| | **Agricultura y Desarrollo Rural** | **35,449.6** |
| | Fertilizantes | 5,200.0 |
| | Precios de Garantía a Productos Alimentarios Básicos | 11,373.1 |
| | Producción para el Bienestar | 14,006.7 |
| | Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura | 1,525.7 |
| | Programa de Sanidad e Inocuidad Agroalimentaria | 3,344.1 |
| **Medio Ambiente** | | **2,015.1** |
| | **Programa de Sustentabilidad de los Recursos Naturales** | **2,015.1** |
| | **Agricultura y Desarrollo Rural** | **80.4** |
| | Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura | 80.4 |
| | **Medio Ambiente y Recursos Naturales** | **1,934.7** |
| | Forestal | 1,516.8 |
| | Protección al medio ambiente en el medio rural | 417.9 |
| | Desarrollo Regional Sustentable | 147.6 |
| | PROFEPA | 216.0 |
| | Vida Silvestre | 54.4 |
| **Educativa** | | **56,574.3** |
| | **Programa de Educación e Investigación** | **56,574.3** |
| | **Agricultura y Desarrollo Rural** | **6,625.4** |
| | Colegio de Postgraduados | 1,523.8 |
| | Colegio Superior Agropecuario del Estado de Guerrero (CSAEGRO) | 115.0 |
| | Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP) | 1,360.6 |
| | Instituto Nacional de Pesca y Acuacultura (INAPESCA) | 465.8 |
| | Universidad Autónoma Chapingo | 3,160.2 |
| | **Educación Pública** | **49,948.9** |
| | Desarrollo de Capacidades Educación | 17,041.4 |
| | Educación Básica para el Bienestar Benito Juárez | 20,922.7 |
| | Educación Tecnológica Agropecuaria y Ciencias del Mar | 10,860.2 |
| | Universidad Autónoma Agraria Antonio Narro | 1,124.7 |
| **Social** | | **120,902.9** |
| | **Programa de atención a la pobreza en el medio rural** | **113,959.8** |
| | **Relaciones Exteriores** | **75.0** |
| | Atención a migrantes | 75.0 |
| | **Bienestar** | **110,065.6** |
| | Atención a la población agraria | 110,065.6 |
| | Pensión para el Bienestar de las Personas Adultas Mayores | 80,380.4 |

| | |
|---|---|
| Sembrando Vida | 29,685.2 |
| **Entidades no Sectorizadas** | **3,819.2** |
| Atención a la población indígena y afromexicana (INPI) | 3,819.2 |
| **Programa de Derecho a la Alimentación** | **3,515.0** |
| **Agricultura y Desarrollo Rural** | **3,515.0** |
| Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V. | 1,287.3 |
| Programa de Abasto Rural a cargo de DICONSA S.A. de C.V. | 2,227.7 |
| **Programa de apoyo a la adquisición de leche** | **3,269.1** |
| **Agricultura y Desarrollo Rural** | **3,269.1** |
| Adquisición de leche nacional | 3,269.1 |
| **Programa de atención a las mujeres en situación de violencia** | **158.9** |
| **Bienestar** | **158.9** |
| Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, PAIMEF | 158.9 |
| **Infraestructura** | **75,464.7** |
| **Programa de infraestructura en el medio rural** | **75,464.7** |
| **Infraestructura, Comunicaciones y Transportes** | **5,548.5** |
| Infraestructura | 5,548.5 |
| Mantenimiento de Caminos Rurales | 5,548.5 |
| **Medio Ambiente y Recursos Naturales** | **3,423.2** |
| IMTA | 211.4 |
| Infraestructura Hidroagrícola | 1,434.1 |
| Programas Hidráulicos | 1,777.7 |
| **Aportaciones Federales para Entidades Federativas y Municipios** | **66,493.0** |
| Aportaciones Federales para Entidades Federativas y Municipios | 66,493.0 |
| **Salud** | **65,368.6** |
| **Programa de atención a las condiciones de salud en el medio rural** | **65,368.6** |
| **Salud** | **41,381.0** |
| Salud en población rural | 41,381.0 |
| Desarrollo de Capacidades Salud | 556.2 |
| Sistema de Protección Social en Salud (SPSS) | 40,824.9 |
| Programa de atención a la salud y medicamentos gratuitos para la población sin seguridad social laboral | 40,824.9 |
| **Aportaciones a Seguridad Social** | **23,987.6** |
| IMSS-BIENESTAR | 23,689.9 |
| Seguridad Social Cañeros | 297.6 |
| **Agraria** | **160.7** |
| **Programa para la atención de aspectos agrarios** | **160.7** |
| **Desarrollo Agrario, Territorial y Urbano** | **160.7** |

| | |
|---|---|
| Atención de aspectos agrarios | 160.7 |
| Archivo General Agrario | 160.7 |
| **Administrativa** | **9,764.0** |
| **Gasto Administrativo** | **9,764.0** |
| **Agricultura y Desarrollo Rural** | **6,849.5** |
| Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar | 16.6 |
| CONAPESCA | 596.4 |
| CONAZA | 61.7 |
| Dependencia SADER | 4,037.3 |
| FEESA | 7.5 |
| FIRCO | 269.6 |
| INCA RURAL | 33.3 |
| SENASICA | 1,657.3 |
| SIAP | 94.2 |
| SNICS | 75.6 |
| **Desarrollo Agrario, Territorial y Urbano** | **2,072.7** |
| Dependencia SEDATU | 2,072.7 |
| **Tribunales Agrarios** | **841.8** |
| Tribunales Agrarios | 841.8 |

**ANEXO 11.1 DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)**

| Entidad | Sanidad e Inocuidad Agroalimentaria |
|---|---|
| Aguascalientes | 23.1 |
| Baja California | 31.4 |
| Baja California Sur | 28.9 |
| Campeche | 55.4 |
| Coahuila | 51.4 |
| Colima | 26.1 |
| Chiapas | 111.0 |
| Chihuahua | 75.8 |
| Ciudad de México | 3.8 |
| Durango | 57.9 |
| Guanajuato | 68.9 |
| Guerrero | 67.6 |
| Hidalgo | 52.5 |
| Jalisco | 110.7 |
| Estado de México | 47.3 |
| Michoacán | 121.4 |
| Morelos | 36.1 |
| Nayarit | 66.4 |
| Nuevo León | 51.5 |
| Oaxaca | 49.0 |
| Puebla | 69.0 |
| Querétaro | 27.3 |
| Quintana Roo | 28.0 |

| | |
|---|---|
| San Luis Potosí | 57.9 |
| Sinaloa | 235.5 |
| Sonora | 94.8 |
| Tabasco | 59.3 |
| Tamaulipas | 84.6 |
| Tlaxcala | 13.7 |
| Veracruz | 109.3 |
| Yucatán | 50.3 |
| Zacatecas | 45.6 |
| **Total** | **2,011.6** |

**ANEXO 12. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)**

| Ramo | Unidad Responsable | Recursos Fiscales | Recursos Propios | Monto |
|---|---|---|---|---|
| | | | | |
| **Total** | | **93,555,709,796** | **19,733,311,838** | **113,289,021,634** |
| | | | | |
| **05** | **Relaciones Exteriores** | **2,300,000** | **0** | **2,300,000** |
| K00 | Agencia Mexicana de Cooperación Internacional para el Desarrollo | 2,300,000 | 0 | 2,300,000 |
| **08** | **Agricultura y Desarrollo Rural** | **5,354,809,993** | **207,600,000** | **5,562,409,993** |
| A1I | Universidad Autónoma Chapingo | 2,637,966,256 | 3,600,000 | 2,641,566,256 |
| D00 | Colegio Superior Agropecuario del Estado de Guerrero | 436,531 | 0 | 436,531 |
| IZC | Colegio de Postgraduados | 1,438,767,366 | 24,000,000 | 1,462,767,366 |
| JAG | Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias | 1,277,639,840 | 180,000,000 | 1,457,639,840 |
| **09** | **Infraestructura, Comunicaciones y Transportes** | **207,607,055** | **0** | **207,607,055** |
| A00 | Instituto Mexicano del Transporte | 141,727,229 | 0 | 141,727,229 |
| JZN | Agencia Espacial Mexicana | 65,879,826 | 0 | 65,879,826 |
| **10** | **Economía** | **376,605,518** | **1,097,977,970** | **1,474,583,488** |
| K2H | Centro Nacional de Metrología | 157,946,625 | 90,572,511 | 248,519,136 |
| K8V | Instituto Mexicano de la Propiedad Industrial | 0 | 210,523,313 | 210,523,313 |
| LAT | Procuraduría Federal del Consumidor | 0 | 3,823,716 | 3,823,716 |
| LAU | Servicio Geológico Mexicano | 218,658,893 | 793,058,430 | 1,011,717,323 |
| **11** | **Educación Pública** | **45,233,839,174** | **1,805,541,060** | **47,039,380,234** |
| 511 | Dirección General de Educación Superior Universitaria e Intercultural | 8,828,343,054 | 0 | 8,828,343,054 |
| 514 | Dirección General de Universidades Tecnológicas y Politécnicas | 675,703,138 | 0 | 675,703,138 |
| 600 | Subsecretaría de Educación Media Superior | 1,495,532 | 0 | 1,495,532 |
| 611 | Dirección General de Educación Tecnológica Industrial y de Servicios | 1,195,517 | 0 | 1,195,517 |
| A00 | Universidad Pedagógica Nacional | 111,595,600 | 0 | 111,595,600 |
| A2M | Universidad Autónoma Metropolitana | 3,850,188,651 | 50,880,826 | 3,901,069,477 |
| A3Q | Universidad Nacional Autónoma de México | 16,147,942,373 | 891,569,735 | 17,039,512,108 |
| B00 | Instituto Politécnico Nacional | 4,899,337,076 | 0 | 4,899,337,076 |

| | | | | |
|---|---|---|---|---|
| K00 | Universidad Abierta y a Distancia de México | 29,409,190 | 0 | 29,409,190 |
| L3P | Centro de Enseñanza Técnica Industrial | 22,487,356 | 149,536 | 22,636,892 |
| L4J | Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional | 2,579,401,291 | 635,197,548 | 3,214,598,839 |
| L6H | Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional | 94,215,852 | 94,277,723 | 188,493,575 |
| L8K | El Colegio de México, A.C. | 619,955,295 | 129,734,340 | 749,689,635 |
| M00 | Tecnológico Nacional de México | 6,246,253,355 | 0 | 6,246,253,355 |
| MEY | Organismo Coordinador de las Universidades para el Bienestar Benito Juárez García | 102,447,054 | 0 | 102,447,054 |
| MGH | Universidad Autónoma Agraria Antonio Narro | 1,023,868,840 | 3,731,352 | 1,027,600,192 |
| **12** | **Salud** | **8,387,441,742** | **334,513,295** | **8,721,955,037** |
| 100 | Secretaría | 29,301,898 | 0 | 29,301,898 |
| 610 | Dirección General de Calidad y Educación en Salud | 4,506,333,399 | 0 | 4,506,333,399 |
| M7A | Centro Regional de Alta Especialidad de Chiapas | 6,507,248 | 1,838,906 | 8,346,154 |
| M7F | Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz | 148,639,009 | 3,176,120 | 151,815,129 |
| M7K | Centros de Integración Juvenil, A.C. | 27,317,606 | 104,800 | 27,422,406 |
| N00 | Servicios de Atención Psiquiátrica | 368,300 | 0 | 368,300 |
| NAW | Hospital Juárez de México | 258,593,240 | 150,000 | 258,743,240 |
| NBB | Hospital General "Dr. Manuel Gea González" | 109,706,158 | 0 | 109,706,158 |
| NBD | Hospital General de México "Dr. Eduardo Liceaga" | 259,192,205 | 3,623,669 | 262,815,874 |
| NBG | Hospital Infantil de México Federico Gómez | 232,346,920 | 1,782,500 | 234,129,420 |
| NBQ | Hospital Regional de Alta Especialidad del Bajío | 12,170,207 | 311,790 | 12,481,997 |
| NBR | Hospital Regional de Alta Especialidad de Oaxaca | 7,330,686 | 570,000 | 7,900,686 |
| NBS | Hospital Regional de Alta Especialidad de la Península de Yucatán | 138,608,771 | 5,300,000 | 143,908,771 |
| NBT | Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010" | 1,539,853 | 1,285,178 | 2,825,031 |
| NBU | Hospital Regional de Alta Especialidad de Ixtapaluca | 8,142,414 | 1,727,024 | 9,869,438 |
| NBV | Instituto Nacional de Cancerología | 129,564,049 | 0 | 129,564,049 |
| NCA | Instituto Nacional de Cardiología Ignacio Chávez | 213,418,267 | 35,915,746 | 249,334,013 |
| NCD | Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas | 240,406,041 | 23,014,634 | 263,420,675 |
| NCE | Instituto Nacional de Geriatría | 68,964,323 | 10,470,000 | 79,434,323 |
| NCG | Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán | 396,151,611 | 8,083,854 | 404,235,465 |
| NCH | Instituto Nacional de Medicina Genómica | 202,228,665 | 59,650,000 | 261,878,665 |
| NCK | Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez | 119,018,256 | 10,167,009 | 129,185,265 |
| NCZ | Instituto Nacional de Pediatría | 291,434,602 | 3,083,356 | 294,517,958 |
| NDE | Instituto Nacional de Perinatología Isidro Espinosa de los Reyes | 237,907,293 | 23,684,787 | 261,592,080 |
| NDF | Instituto Nacional de Rehabilitación Luis Guillermo Ibarra Ibarra | 168,268,395 | 2,449,703 | 170,718,098 |
| NDY | Instituto Nacional de Salud Pública | 504,946,378 | 106,933,821 | 611,880,199 |
| NEF | Laboratorios de Biológicos y Reactivos de México, S.A. de C.V. | 0 | 31,190,398 | 31,190,398 |
| NHK | Sistema Nacional para el Desarrollo Integral de la | 69,035,948 | 0 | 69,035,948 |

| | | | | |
|---|---|---|---|---|
| | Familia | | | |
| **13** | **Marina** | **14,700,000** | **0** | **14,700,000** |
| 122 | Unidad de Investigación y Desarrollo Tecnológico | 14,700,000 | 0 | 14,700,000 |
| **16** | **Medio Ambiente y Recursos Naturales** | **386,983,321** | **200,000,000** | **586,983,321** |
| RJE | Instituto Mexicano de Tecnología del Agua | 211,414,912 | 200,000,000 | 411,414,912 |
| RJJ | Instituto Nacional de Ecología y Cambio Climático | 175,568,409 | 0 | 175,568,409 |
| **18** | **Energía** | **1,148,232,733** | **8,835,689,305** | **9,983,922,038** |
| 211 | Dirección General de Energías Limpias | 258,547,293 | 0 | 258,547,293 |
| T0K | Instituto Nacional de Electricidad y Energías Limpias | 308,635,983 | 768,321,680 | 1,076,957,663 |
| T0O | Instituto Mexicano del Petróleo | 0 | 7,726,988,745 | 7,726,988,745 |
| T0Q | Instituto Nacional de Investigaciones Nucleares | 581,049,457 | 340,378,880 | 921,428,337 |
| **21** | **Turismo** | **16,727,527** | **0** | **16,727,527** |
| A00 | Instituto de Competitividad Turística | 16,727,527 | 0 | 16,727,527 |
| **23** | **Provisiones Salariales y Económicas** | **2,411,000,000** | **0** | **2,411,000,000** |
| 411 | Unidad de Política y Control Presupuestario | 2,411,000,000 | 0 | 2,411,000,000 |
| **36** | **Seguridad y Protección Ciudadana** | **71,279,760** | **0** | **71,279,760** |
| E00 | Centro Nacional de Prevención de Desastres | 71,279,760 | 0 | 71,279,760 |
| **38** | **Consejo Nacional de Ciencia y Tecnología** | **29,564,150,670** | **4,308,325,571** | **33,872,476,241** |
| 90A | Centro de Investigación en Ciencias de Información Geoespacial, A.C. | 64,821,046 | 6,948,020 | 71,769,066 |
| 90C | Centro de Investigación en Matemáticas, A.C. | 199,173,635 | 22,320,769 | 221,494,404 |
| 90E | Centro de Investigación en Materiales Avanzados, S.C. | 203,032,969 | 25,056,659 | 228,089,628 |
| 90G | CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas" | 200,632,601 | 73,155,217 | 273,787,818 |
| 90I | Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C. | 206,356,132 | 53,460,625 | 259,816,757 |
| 90K | Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S.C. | 121,592,418 | 38,880,499 | 160,472,917 |
| 90M | Centro de Investigación y Docencia Económicas, A.C. | 408,343,886 | 18,517,295 | 426,861,181 |
| 90O | Centro de Investigaciones Biológicas del Noroeste, S.C. | 505,046,260 | 23,563,024 | 528,609,284 |
| 90Q | Centro de Investigación Científica de Yucatán, A.C. | 291,128,269 | 46,279,450 | 337,407,719 |
| 90S | Centro de Investigaciones en Óptica, A.C. | 195,581,792 | 6,859,222 | 202,441,014 |
| 90U | Centro de Investigación en Química Aplicada | 204,726,822 | 35,526,834 | 240,253,656 |
| 90W | Centro de Investigaciones y Estudios Superiores en Antropología Social | 331,634,090 | 6,137,018 | 337,771,108 |
| 90X | Consejo Nacional de Ciencia y Tecnología | 22,906,397,987 | 2,000,000 | 22,908,397,987 |
| 90Y | CIATEQ, A.C. Centro de Tecnología Avanzada | 295,436,990 | 203,768,753 | 499,205,743 |
| 91A | Corporación Mexicana de Investigación en Materiales, S.A. de C.V. | 0 | 1,120,647,328 | 1,120,647,328 |
| 91C | El Colegio de la Frontera Norte, A.C. | 336,577,985 | 37,714,854 | 374,292,839 |
| 91E | El Colegio de la Frontera Sur | 385,953,029 | 42,714,360 | 428,667,389 |
| 91I | El Colegio de Michoacán, A.C. | 157,791,352 | 3,315,847 | 161,107,199 |
| 91K | El Colegio de San Luis, A.C. | 124,664,226 | 12,000,000 | 136,664,226 |
| 91M | INFOTEC Centro de Investigación e Innovación en Tecnologías de la Información y Comunicación | 0 | 1,584,466,855 | 1,584,466,855 |

| | | | | |
|---|---|---|---|---|
| 91O | Fondo para el Desarrollo de Recursos Humanos | 90,052,822 | 240,692,021 | 330,744,843 |
| 91Q | Instituto de Ecología, A.C. | 297,063,260 | 63,810,311 | 360,873,571 |
| 91S | Instituto de Investigaciones "Dr. José María Luis Mora" | 198,166,088 | 4,726,708 | 202,892,796 |
| 91U | Instituto Nacional de Astrofísica, Óptica y Electrónica | 376,099,357 | 35,200,000 | 411,299,357 |
| 91W | Instituto Potosino de Investigación Científica y Tecnológica, A.C. | 150,168,040 | 103,254,541 | 253,422,581 |
| 9ZU | Centro de Ingeniería y Desarrollo Industrial | 327,510,421 | 371,920,319 | 699,430,740 |
| 9ZW | Centro de Investigación Científica y de Educación Superior de Ensenada, Baja California | 584,604,027 | 75,589,177 | 660,193,204 |
| 9ZY | Centro de Investigación en Alimentación y Desarrollo, A.C. | 401,595,166 | 49,799,865 | 451,395,031 |
| **48** | **Cultura** | **136,959,921** | **0** | **136,959,921** |
| D00 | Instituto Nacional de Antropología e Historia | 136,959,921 | 0 | 136,959,921 |
| **49** | **Fiscalía General de la República** | **117,598,959** | **45,000,000** | **162,598,959** |
| SKC | Instituto Nacional de Ciencias Penales | 117,598,959 | 45,000,000 | 162,598,959 |
| | **Instituto Mexicano del Seguro Social** | **0** | **725,887,090** | **725,887,090** |
| GYR | Instituto Mexicano del Seguro Social | 0 | 725,887,090 | 725,887,090 |
| | **Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado** | **125,473,422** | **50,502,858** | **175,976,280** |
| GYN | Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado | 125,473,422 | 50,502,858 | 175,976,280 |
| | **Comisión Federal de Electricidad** | **0** | **2,122,274,689** | **2,122,274,689** |
| TVV | CFE Consolidado | 0 | 2,122,274,689 | 2,122,274,689 |

**ANEXO 13. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)**

| Ramo | Denominación | Monto |
|---|---|---|
| **TOTAL** | | **233,732,297,648** |
| **01 Poder Legislativo** | | **6,000,000** |
| | Actividades derivadas del trabajo legislativo | 6,000,000 |
| | H. Cámara de Senadores | 6,000,000 |
| **04 Gobernación** | | **324,906,141** |
| | Promover la atención y prevención de la violencia contra las mujeres | 310,451,545 |
| | Planeación demográfica del país | 2,921,813 |
| | Protección y defensa de los derechos humanos | 1,532,783 |
| | Promover la Protección de los Derechos Humanos y Prevenir la Discriminación | 10,000,000 |
| **05 Relaciones Exteriores** | | **17,000,000** |
| | Atención, protección, servicios y asistencia consulares | 12,000,000 |
| | Actividades de apoyo administrativo | 4,000,000 |
| | Promoción y defensa de los intereses de México en el ámbito multilateral | 1,000,000 |
| **06 Hacienda y Crédito Público** | | **4,000,000** |
| | Actividades de apoyo administrativo | 4,000,000 |
| **07 Defensa Nacional** | | **133,456,697** |
| | Programa de igualdad entre mujeres y hombres SDN | 133,456,697 |
| **08 Agricultura y Desarrollo Rural** | | **12,212,445,894** |
| | Adquisición de leche nacional | 457,671,002 |
| | Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V. | 759,516,471 |

| | | |
|---|---|---|
| | Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA) | 1,336,629,865 |
| | Precios de Garantía a Productos Alimentarios Básicos | 3,390,277,063 |
| | Fertilizantes | 1,764,322,560 |
| | Producción para el Bienestar | 4,148,805,377 |
| | Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura | 355,223,557 |
| **09 Infraestructura, Comunicaciones y Transportes** | | **5,170,446** |
| | Definición, conducción y supervisión de la política de comunicaciones y transportes | 5,170,446 |
| **10 Economía** | | **209,243** |
| | Actividades de apoyo administrativo | 209,243 |
| **11 Educación Pública** | | **54,829,631,587** |
| | Servicios de Educación Superior y Posgrado | 848,236,563 |
| | Investigación Científica y Desarrollo Tecnológico | 3,612,387,494 |
| | Políticas de igualdad de género en el sector educativo | 2,031,320 |
| | Programa de Becas de Educación Básica para el Bienestar Benito Juárez | 26,453,900,289 |
| | Programa de Becas Elisa Acuña | 1,362,736,711 |
| | Programa para el Desarrollo Profesional Docente | 8,400,823 |
| | Jóvenes Escribiendo el Futuro | 5,291,944,026 |
| | Beca Universal para Estudiantes de Educación Media Superior Benito Juárez | 17,249,994,361 |
| **12 Salud** | | **5,225,976,978** |
| | Formación y capacitación de recursos humanos para la salud | 21,805,843 |
| | Investigación y desarrollo tecnológico en salud | 173,772,373 |
| | Atención a la Salud | 1,283,347,914 |
| | Prevención y atención contra las adicciones | 53,791,779 |
| | Programa de vacunación | 754,815,381 |
| | Prevención y atención de VIH/SIDA y otras ITS | 419,399,853 |
| | Salud materna, sexual y reproductiva | 2,103,493,176 |
| | Prevención y Control de Sobrepeso, Obesidad y Diabetes | 415,550,660 |
| **13 Marina** | | **6,860,000** |
| | Sistema Educativo naval y programa de becas | 6,860,000 |
| **14 Trabajo y Previsión Social** | | **10,785,238,487** |
| | Procuración de justicia laboral | 40,000,000 |
| | Ejecución de los programas y acciones de la Política Laboral | 25,841,601 |
| | Jóvenes Construyendo el Futuro | 10,719,396,886 |
| **15 Desarrollo Agrario, Territorial y Urbano** | | **2,676,189,103** |
| | Política de Desarrollo Urbano y Ordenamiento del Territorio | 2,000,000 |
| | Programa de Vivienda Social | 2,088,117,750 |
| | Programa de Mejoramiento Urbano (PMU) | 29,632,618 |
| | Programa Nacional de Reconstrucción | 556,438,735 |
| **16 Medio Ambiente y Recursos Naturales** | | **137,813,892** |
| | Planeación, Dirección y Evaluación Ambiental | 348,863 |
| | Programa de Conservación para el Desarrollo Sostenible | 73,786,516 |
| | Apoyos para el Desarrollo Forestal Sustentable | 63,678,513 |
| **18 Energía** | | **4,673,345** |
| | Regulación y supervisión de actividades nucleares y radiológicas | 99,760 |
| | Actividades de apoyo administrativo | 4,423,585 |

| | | |
|---|---|---|
| | Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía | 150,000 |
| **19 Aportaciones a Seguridad Social** | | **300,000** |
| | Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana | 300,000 |
| **20 Bienestar** | | **140,090,990,016** |
| | Articulación de Políticas Integrales de Juventud | 22,343,521 |
| | Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF) | 288,988,386 |
| | Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras | 2,684,710,092 |
| | Pensión para el Bienestar de las Personas Adultas Mayores | 127,175,475,235 |
| | Sembrando Vida | 9,499,269,342 |
| | Programa de Apoyo para Refugios Especializados para Mujeres Víctimas de Violencia de Género, sus hijas e hijos | 420,203,440 |
| **21 Turismo** | | **6,318,990** |
| | Planeación y conducción de la política de turismo | 6,318,990 |
| **22 Instituto Nacional Electoral** | | **58,706,725** |
| | Gestión Administrativa | 1,100,000 |
| | Capacitación y educación para el ejercicio democrático de la ciudadanía | 28,840,956 |
| | Actualización del padrón electoral y expedición de la credencial para votar | 900,000 |
| | Dirección, soporte jurídico electoral y apoyo logístico | 17,657,454 |
| | Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión | 7,802,139 |
| | Vinculación con la sociedad | 661,706 |
| | Tecnologías de información y comunicaciones | 1,744,470 |
| **35 Comisión Nacional de los Derechos Humanos** | | **33,588,797** |
| | Realizar la promoción y observancia en el monitoreo, seguimiento y evaluación del impacto de la política nacional en materia de igualdad entre mujeres y hombres | 29,325,339 |
| | Actividades relacionadas a la Igualdad de Género Institucional. | 4,263,458 |
| **36 Seguridad y Protección Ciudadana** | | **3,650,274** |
| | Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes | 3,650,274 |
| **38 Consejo Nacional de Ciencia y Tecnología** | | **5,819,227,239** |
| | Becas de posgrado y apoyos a la calidad | 5,819,227,239 |
| **40 Información Nacional Estadística y Geográfica** | | **180,998,649** |
| | Producción y difusión de información estadística y geográfica | 180,998,649 |
| **43 Instituto Federal de Telecomunicaciones** | | **11,835,856** |
| | Fortalecimiento e innovación institucional para el desarrollo de los sectores de Telecomunicaciones y Radiodifusión | 2,495,000 |
| | Regulación de los servicios de Telecomunicaciones y Radiodifusión y fortalecimiento de los derechos de sus usuarios y audiencias | 3,138,000 |
| | Actividades de apoyo administrativo | 6,202,856 |
| **45 Comisión Reguladora de Energía** | | **250,000** |
| | Regulación y permisos de electricidad | 75,000 |
| | Regulación y permisos de Hidrocarburos | 75,000 |
| | Actividades de apoyo administrativo | 100,000 |
| **47 Entidades no Sectorizadas** | | **1,052,607,466** |
| | Atención a Víctimas | 7,772,233 |
| | Actividades de apoyo administrativo | 13,085,163 |

| | | |
|---|---|---|
| | Actividades de apoyo a la función pública y buen gobierno | 8,358,282 |
| | Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres | 473,003,982 |
| | Fortalecimiento a la Transversalidad de la Perspectiva de Género | 379,061,018 |
| | Programa para el Bienestar Integral de los Pueblos Indigenas | 171,326,788 |
| **48 Cultura** | | **30,244,530** |
| | Desarrollo Cultural | 26,490,109 |
| | Programa Nacional de Becas Artísticas y Culturales | 3,754,421 |
| **49 Fiscalía General de la República** | | **74,007,293** |
| | Investigar y perseguir los delitos cometidos en materia de derechos humanos | 66,253,747 |
| | Realizar investigación académica en el marco de las ciencias penales | 500,589 |
| | Investigar, perseguir y prevenir delitos del orden electoral | 1,700,000 |
| | Promover la formación profesional y capacitación del capital humano | 900,000 |
| | Actividades de apoyo administrativo | 4,652,957 |
| **18 Energía 1/** | | **104,000** |
| | Dirección, coordinación y control de la operación del Sistema Eléctrico Nacional | 104,000 |
| **Instituto Mexicano del Seguro Social 1/** | | **24,717,008,678** |
| | Prevención y Control de Enfermedades | 2,526,150,752 |
| | Servicios de guardería | 14,450,327,883 |
| | Atención a la Salud | 7,740,530,043 |
| **Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 1/** | | **633,968,169** |
| | Equidad de Género | 52,953,018 |
| | Prevención y Control de Enfermedades | 581,015,151 |
| **Petróleos Mexicanos 1/** | | **11,720,000** |
| | Actividades de apoyo administrativo | 11,720,000 |
| **Comisión Federal de Electricidad 1/** | | **4,535,600** |
| | Operación y mantenimiento de las centrales generadoras de energía eléctrica | 1,056,100 |
| | Operación y mantenimiento de la Red Nacional de Transmisión | 250,000 |
| | Operación y mantenimiento de la infraestructura del proceso de distribución de energía eléctrica | 2,130,000 |
| | Comercialización de energía eléctrica y productos asociados | 505,000 |
| | Prestación de servicios corporativos | 320,000 |
| | Actividades de apoyo administrativo | 75,000 |
| | Coordinación de las funciones y recursos para la infraestructura eléctrica | 199,500 |

1/ El presupuesto no suma en el total, por ser recursos propios.

**ANEXO 14. RECURSOS PARA LA ATENCIÓN DE GRUPOS VULNERABLES (pesos)**

| Ramo | Denominación | Monto |
|---|---|---|
| **Total** | | **326,187,085,265** |
| **04 Gobernación** | | **142,742,448** |
| | Consejo Nacional para Prevenir la Discriminación | 142,742,448 |
| **05 Relaciones Exteriores** | | **129,048,102** |
| | Atención, protección, servicios y asistencia consulares | 129,048,102 |
| **11 Educación Pública** | | **17,391,029,017** |
| | Beca Universal para Estudiantes de Educación Media Superior Benito Juárez | 6,899,997,744 |
| | Educación para Adultos (INEA) | 295,874,854 |

| | | |
|---|---|---|
| | Fortalecimiento de los Servicios de Educación Especial (PFSEE) | 680,071,220 |
| | Jóvenes Escribiendo el Futuro | 2,116,777,610 |
| | Programa de Becas de Educación Básica para el Bienestar Benito Juárez | 6,642,116,438 |
| | Programa de Becas Elisa Acuña | 500,073,516 |
| | Universidades para el Bienestar Benito Juárez García | 256,117,634 |
| **12 Salud** | | **12,372,859,662** |
| | Asistencia social y protección del paciente | 529,721,278 |
| | Atención a la Salud | 8,410,128,796 |
| | Formación y capacitación de recursos humanos para la salud | 105,144,628 |
| | Investigación y desarrollo tecnológico en salud | 125,311,873 |
| | Prevención y atención de VIH/SIDA y otras ITS | 467,351,194 |
| | Programa de Atención a Personas con Discapacidad | 26,735,043 |
| | Programa Nacional de Reconstrucción | 277,777,778 |
| | Salud materna, sexual y reproductiva | 927,441,236 |
| | Servicios de asistencia social integral | 1,503,247,836 |
| **14 Trabajo y Previsión Social** | | **13,964,919,202** |
| | Ejecución de los programas y acciones de la Política Laboral | 25,841,601 |
| | Jóvenes Construyendo el Futuro | 13,939,077,601 |
| **15 Desarrollo Agrario, Territorial y Urbano** | | **2,319,360,902** |
| | Programa de Vivienda Social | 1,228,304,559 |
| | Programa Nacional de Reconstrucción | 1,091,056,343 |
| **19 Aportaciones a Seguridad Social** | | **19,522,875,532** |
| | Programa IMSS-BIENESTAR | 19,522,875,532 |
| **20 Bienestar** | | **256,377,039,125** |
| | Articulación de Políticas Integrales de Juventud | 22,343,521 |
| | Desarrollo integral de las personas con discapacidad | 32,069,281 |
| | Pensión para el Bienestar de las Personas Adultas Mayores | 226,545,749,445 |
| | Pensión para el Bienestar de las Personas con Discapacidad Permanente | 18,970,363,767 |
| | Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF) | 288,988,386 |
| | Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras | 2,737,493,049 |
| | Sembrando Vida | 7,475,967,115 |
| | Servicios a grupos con necesidades especiales | 304,064,561 |
| **35 Comisión Nacional de los Derechos Humanos** | | **34,220,267** |
| | Atender asuntos relacionados con víctimas del delito y de violaciones a derechos humanos | 19,848,377 |
| | Atender asuntos relativos a la aplicación del Mecanismo Independiente de Monitoreo Nacional de la Convención sobre los Derechos de las Personas con Discapacidad | 14,371,890 |
| **47 Entidades no Sectorizadas** | | **3,819,229,899** |
| | Actividades de apoyo a la función pública y buen gobierno | 11,600,945 |
| | Actividades de apoyo administrativo | 166,747,672 |
| | Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas | 979,010,327 |
| | Programa para el Bienestar Integral de los Pueblos Indígenas | 990,583,494 |
| | Programa de Apoyo a la Educación Indígena | 1,671,287,461 |
| **48 Cultura** | | **61,970,269** |
| | Educación y cultura indígena | 61,970,269 |

| | |
|---|---|
| **Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado** | **51,790,840** |
| Atención a Personas con Discapacidad | 51,790,840 |

**ANEXO 15. ESTRATEGIA DE TRANSICIÓN PARA PROMOVER EL USO DE TECNOLOGÍAS Y COMBUSTIBLES MÁS LIMPIOS (pesos)**

| Ramo | Denominación | MONTO |
|---|---|---|
| **Total** | | **10,168,536,215** |
| **04 Gobernación** | | **973,764** |
| **12 Salud** | | **6,417,827** |
| **16 Medio Ambiente y Recursos Naturales** | | **1,847,142** |
| | Procuraduria Federal de Protección al Ambiente | 1,847,142 |
| **18 Energía** | | **337,421,788** |
| | Secretaría de Energía | 258,547,293 |
| | Comisión Nacional para el Uso Eficiente de la Energía | 78,474,495 |
| | Instituto Nacional de Electricidad y Energías Limpias | 400,000 |
| **Petróleos Mexicanos** | | **404,068,455** |
| | Pemex Exploración y Producción | 14,068,455 |
| | Pemex Transformación Industrial | 390,000,000 |
| **Comisión Federal de Electricidad** | | **9,417,807,239** |
| | CFE Consolidado* | 9,417,807,239 |

* Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo.

**ANEXO 16. RECURSOS PARA LA ADAPTACIÓN Y MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)**

| Ramo | Denominación | Monto |
|---|---|---|
| **TOTAL** | | **66,542,352,922** |
| **08 Agricultura y Desarrollo Rural** | | **698,147,003** |
| | Diseño y Aplicación de la Política Agropecuaria | 5,080,603 |
| | Sanidad e Inocuidad Agroalimentaria | 135,835,751 |
| | Producción para el Bienestar | 553,174,050 |
| | Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura | 4,056,599 |
| **09 Infraestructura, Comunicaciones y Transportes** | | **100,000,000** |
| | Reconstrucción y Conservación de Carreteras | 100,000,000 |
| **11 Educación Pública** | | **90,165,563** |
| | Servicios de Educación Superior y Posgrado | 62,760,158 |
| | Programa de Becas Elisa Acuña | 6,225,165 |
| | Subsidios para organismos descentralizados estatales | 20,082,847 |
| | Universidades para el Bienestar Benito Juárez García | 1,097,392 |
| **12 Salud** | | **357,107,342** |
| | Protección Contra Riesgos Sanitarios | 12,536,541 |
| | Vigilancia epidemiológica | 344,570,801 |
| **13 Marina** | | **13,005,275** |
| | Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales | 13,005,275 |
| **15 Desarrollo Agrario, Territorial y Urbano** | | **245,689,735** |
| | Programa de Vivienda Social | 40,943,485 |
| | Programa de Mejoramiento Urbano (PMU) | 204,746,250 |

| | |
|---|---|
| **16 Medio Ambiente y Recursos Naturales** | **6,566,650,986** |
| Capacitación Ambiental y Desarrollo Sustentable | 3,900,491 |
| Investigación científica y tecnológica | 195,670,130 |
| Protección Forestal | 1,348,722,207 |
| Investigación en Cambio Climático, Sustentabilidad y Crecimiento Verde | 160,307,827 |
| Conservación y Manejo de Áreas Naturales Protegidas | 61,765,127 |
| Regulación Ambiental | 89,297,277 |
| Inspección y Vigilancia del Medio Ambiente y Recursos Naturales | 56,736,131 |
| Gestión integral y sustentable del agua | 1,156,295,750 |
| Normativa Ambiental e Instrumentos para el Desarrollo Sustentable | 21,141,098 |
| Actividades de apoyo administrativo | 12,118,729 |
| Actividades de apoyo a la función pública y buen gobierno | 3,482,669 |
| Planeación, Dirección y Evaluación Ambiental | 117,098,733 |
| Programa de Conservación para el Desarrollo Sostenible | 147,573,032 |
| Agua Potable, Drenaje y Tratamiento | 672,523,047 |
| Programa de Apoyo a la Infraestructura Hidroagrícola | 1,628,578,996 |
| Apoyos para el Desarrollo Forestal Sustentable | 856,582,888 |
| Programa para la Protección y Restauración de Ecosistemas y Especies Prioritarias | 34,856,856 |
| **18 Energía** | **378,941,010** |
| Actividades de apoyo administrativo | 1,645,304 |
| Conducción de la política energética | 46,326,600 |
| Coordinación de la política energética en electricidad | 3,881,316 |
| Coordinación de la política energética en hidrocarburos | 7,428,114 |
| Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía | 61,112,383 |
| Recursos destinados a la transición e investigación en materia energética | 258,547,293 |
| **21 Turismo** | **675,000** |
| Planeación y conducción de la política de turismo | 675,000 |
| **23 Provisiones Salariales y Económicas** | **9,262,390,776** |
| Fondo de Desastres Naturales (FONDEN) | 9,054,884,831 |
| Fondo de Prevención de Desastres Naturales (FOPREDEN) | 207,505,945 |
| **36 Seguridad y Protección Ciudadana** | **145,964,459** |
| Coordinación del Sistema Nacional de Protección Civil | 145,964,459 |
| **38 Consejo Nacional de Ciencia y Tecnología** | **269,456,677** |
| Investigación científica, desarrollo e innovación | 134,332,635 |
| Becas de posgrado y apoyos a la calidad | 135,124,042 |
| **47 Entidades no Sectorizadas** | **30,000,000** |
| Programa para el Bienestar Integral de los Pueblos Indígenas | 30,000,000 |
| **Petróleos Mexicanos** | **316,445,573** |
| Proyectos de infraestructura económica de hidrocarburos | 60,953,641 |
| Mantenimiento de infraestructura | 255,491,932 |
| **Comisión Federal de Electricidad** | **48,067,713,523** |
| Operación y mantenimiento de las centrales generadoras de energía eléctrica | 2,500,000 |
| Servicio de transporte de gas natural | 47,448,826,365 |
| Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica | 578,063 |
| Proyectos de infraestructura económica de electricidad | 110,000,000 |
| Mantenimiento de infraestructura | 505,809,095 |

## ANEXO 17. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

| Ramo | Denominación | Monto |
|---|---|---|
| **Total** | | **473,870,228,481** |
| **07 Defensa Nacional** | | **2,148,222,459** |
| | Sistema educativo militar | 2,148,222,459 |
| **08 Agricultura y Desarrollo Rural** | | **2,587,778,127** |
| | Desarrollo, aplicación de programas educativos e investigación en materia agroalimentaria | 1,400,411,143 |
| | Producción para el Bienestar | 622,320,807 |
| | Precios de Garantía a Productos Alimentarios Básicos | 565,046,177 |
| **11 Educación Pública** | | **279,793,276,953** |
| | **Educación Básica** | **18,322,788,958** |
| | Producción y distribución de libros y materiales educativos | 819,307,477 |
| | Producción y transmisión de materiales educativos | 98,758,216 |
| | Educación para Adultos (INEA) | 358,164,297 |
| | Educación Inicial y Básica Comunitaria | 1,580,609,317 |
| | Programa de Becas de Educación Básica para el Bienestar Benito Juárez | 11,623,703,766 |
| | Programa de Becas Elisa Acuña | 50,877,244 |
| | Programa para el Desarrollo Profesional Docente | 21,002,059 |
| | La Escuela es Nuestra | 3,770,366,582 |
| | **Educación Media Superior** | **117,987,521,698** |
| | Servicios de Educación Media Superior | 49,937,109,744 |
| | Investigación Científica y Desarrollo Tecnológico | 2,691,049 |
| | Normalización y certificación en competencias laborales | 963,030,767 |
| | Programa de mantenimiento e infraestructura física educativa | 37,482,180 |
| | Programa de Becas Elisa Acuña | 114,745,328 |
| | Programa para el Desarrollo Profesional Docente | 21,424,510 |
| | Atención de Planteles Federales de Educación Media Superior con estudiantes con discapacidad (PAPFEMS) | 26,993,220 |
| | Beca Universal para Estudiantes de Educación Media Superior Benito Juárez | 33,464,989,060 |
| | Subsidios para organismos descentralizados estatales | 33,190,037,400 |
| | Apoyos a centros y organizaciones de educación | 63,361,972 |
| | Educación Física de Excelencia | 165,656,468 |
| | **Educación Superior** | **142,053,264,378** |
| | Servicios de Educación Superior y Posgrado | 52,922,626,156 |
| | Investigación Científica y Desarrollo Tecnológico | 6,970,257,559 |
| | Programa de Becas Elisa Acuña | 3,874,010,965 |
| | Programa para el Desarrollo Profesional Docente | 136,932,651 |
| | Programa de Cultura Física y Deporte | 1,777,194,242 |
| | Jóvenes Escribiendo el Futuro | 8,996,304,843 |
| | Fortalecimiento a la Excelencia Educativa | 713,789,479 |
| | Subsidios para organismos descentralizados estatales | 65,176,258,272 |
| | Apoyos a centros y organizaciones de educación [1_/, 2_/] | 461,419,675 |
| | Universidades para el Bienestar Benito Juárez García | 1,024,470,537 |
| | **Posgrado** | **1,429,701,919** |
| | Programa de Becas Elisa Acuña | 138,289,245 |
| | Subsidios para organismos descentralizados estatales | 1,291,412,674 |

| | |
|---|---|
| **12 Salud** | **1,212,037,624** |
| Prevención y atención contra las adicciones | 861,508,888 |
| Prevención y atención de VIH/SIDA y otras ITS | 350,528,736 |
| **13 Marina** | **639,541,505** |
| Sistema Educativo naval y programa de becas | 639,541,505 |
| **14 Trabajo y Previsión Social** | **21,444,734,770** |
| Jóvenes Construyendo el Futuro | 21,444,734,770 |
| **16 Medio Ambiente y Recursos Naturales** | **260,078** |
| Planeación, Dirección y Evaluación Ambiental | 260,078 |
| **19 Aportaciones a Seguridad Social** | **6,061,843,140** |
| Seguro de Enfermedad y Maternidad [3_/] | 6,061,843,140 |
| **20 Bienestar** | **115,317,239** |
| Instituto Mexicano de la Juventud | 115,317,239 |
| **25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos** | **1,184,673,144** |
| Servicios de educación normal en la Ciudad de México | 1,184,673,144 |
| **33 Aportaciones Federales para Entidades Federativas y Municipios** | **111,598,661,440** |
| **Educación Básica** | **104,904,752,765** |
| FAM Infraestructura Educativa Básica | 2,727,485,273 |
| FONE Servicios Personales | 92,739,342,378 |
| FONE Otros de Gasto Corriente | 2,579,905,776 |
| FONE Gasto de Operación | 3,791,233,466 |
| FONE Fondo de Compensación | 2,727,818,193 |
| FAETA Educación de Adultos | 338,967,677 |
| **Educación Media Superior** | **1,566,760,882** |
| FAM Infraestructura Educativa Media Superior y Superior | 773,661,688 |
| FAETA Educación Tecnológica | 793,099,194 |
| **Educación Superior** | **5,127,147,793** |
| FAM Infraestructura Educativa Media Superior y Superior | 5,127,147,793 |
| **38 Consejo Nacional de Ciencia y Tecnología** | **41,746,787** |
| Investigación científica, desarrollo e innovación | 41,746,787 |
| **47 Entidades no Sectorizadas [4_/]** | **227,282,471** |
| Programa de Apoyo a la Educación Indígena | 227,282,471 |
| **48 Cultura** | **12,631,813** |
| Programa Nacional de Becas Artisticas y Culturales | 12,631,813 |
| **Instituto Mexicano del Seguro Social** | **44,316,951,032** |
| Prevención y control de enfermedades | 398,864,693 |
| Atención a la Salud | 43,918,086,339 |
| **Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado** | **2,485,269,899** |
| Prevención y Control de Enfermedades | 407,827,950 |
| Atención a la Salud | 2,077,441,949 |

1_/ Incluye 150 millones de pesos para la Universidad Autónoma de la Ciudad de México.

2_/ Incluye subsidios para operación de la Academia Mexicana de la Historia.

3_/ Considera los recursos asignados al componente del Seguro de Salud para Estudiantes.

4_/ Programa operado por el Instituto Nacional de los Pueblos Indígenas.

**ANEXO 18. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES (pesos)**

| Ramo | Denominación | Monto |
|---|---|---|
| **Total** | | **831,728,488,250** |
| **04 Gobernación** | | **146,608,498** |
| | Atención a refugiados en el país | 4,613,148 |
| | Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes | 69,926,313 |
| | Promover la Protección de los Derechos Humanos y Prevenir la Discriminación | 33,050,224 |
| | Registro e Identificación de Población | 39,018,813 |
| **05 Relaciones Exteriores** | | **4,000,000** |
| | Atención, protección, servicios y asistencia consulares | 4,000,000 |
| **08 Agricultura y Desarrollo Rural** | | **1,712,339,650** |
| | Desarrollo, aplicación de programas educativos e investigación en materia agroalimentaria | 965,696,339 |
| | Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V. | 746,643,311 |
| **11 Educación Pública** | | **177,508,929,628** |
| | Apoyos a centros y organizaciones de educación | 4,053,309,324 |
| | Atención de Planteles Federales de Educación Media Superior con estudiantes con discapacidad (PAPFEMS) | 26,993,220 |
| | Beca Universal para Estudiantes de Educación Media Superior Benito Juárez | 29,324,990,414 |
| | Educación Física de Excelencia | 166,098,219 |
| | Educación Inicial y Básica Comunitaria | 5,268,697,724 |
| | Educación para Adultos (INEA) | 171,295,968 |
| | Expansión de la Educación Inicial | 759,301,481 |
| | Fortalecimiento de los Servicios de Educación Especial (PFSEE) | 715,864,442 |
| | Investigación Científica y Desarrollo Tecnológico | 2,691,049 |
| | La Escuela es Nuestra | 13,964,320,673 |
| | Normalización y certificación en competencias laborales | 695,693,426 |
| | Producción y distribución de libros y materiales educativos | 3,397,428,373 |
| | Producción y transmisión de materiales educativos | 365,771,171 |
| | Programa de Becas de Educación Básica para el Bienestar Benito Juárez | 33,210,582,188 |
| | Programa de Becas Elisa Acuña | 154,902,605 |
| | Programa de Cultura Física y Deporte | 1,101,860,430 |
| | Programa de mantenimiento e infraestructura física educativa | 217,891,067 |
| | Programa Nacional de Inglés | 678,657,966 |
| | Programa para el Desarrollo Profesional Docente | 105,432,744 |
| | Servicios de Educación Media Superior | 49,937,109,744 |
| | Subsidios para organismos descentralizados estatales | 33,190,037,400 |
| **12 Salud** | | **47,703,635,324** |
| | Atención a la Salud | 9,973,652,093 |
| | Atención a la Salud y Medicamentos Gratuitos para la Población sin Seguridad Social Laboral | 20,913,596,448 |
| | Formación y capacitación de recursos humanos para la salud | 261,576,989 |
| | Fortalecimiento a la atención médica | 232,498,924 |
| | Investigación y desarrollo tecnológico en salud | 262,362,786 |
| | Prevención y atención contra las adicciones | 746,021,679 |
| | Prevención y atención de VIH/SIDA y otras ITS | 1,628,861 |
| | Prevención y Control de Sobrepeso, Obesidad y Diabetes | 328,520,234 |

| | |
|---|---|
| Programa de Atención a Personas con Discapacidad | 8,132,800 |
| Programa de vacunación | 12,107,549,002 |
| Protección y restitución de los derechos de las niñas, niños y adolescentes | 93,923,524 |
| Salud materna, sexual y reproductiva | 1,890,995,567 |
| Servicios de asistencia social integral | 883,176,417 |
| **14 Trabajo y Previsión Social** | **4,651,025** |
| Ejecución de los programas y acciones de la Política Laboral | 4,651,025 |
| **15 Desarrollo Agrario, Territorial y Urbano** | **1,570,626,374** |
| Programa de Vivienda Social | 1,232,398,908 |
| Programa Nacional de Reconstrucción | 338,227,466 |
| **19 Aportaciones a Seguridad Social** | **9,165,635,898** |
| Programa IMSS-BIENESTAR | 9,165,635,898 |
| **20 Bienestar** | **2,635,197,353** |
| Articulación de Políticas Integrales de Juventud | 7,712,983 |
| Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras | 2,627,484,370 |
| **22 Instituto Nacional Electoral** | **7,519,297** |
| Capacitación y educación para el ejercicio democrático de la ciudadanía | 6,519,297 |
| Tecnologías de información y comunicaciones | 1,000,000 |
| **25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos** | **42,320,208,522** |
| Becas para la población atendida por el sector educativo | 189,880,461 |
| Servicios de educación básica en la Ciudad de México | 42,130,328,061 |
| **33 Aportaciones Federales para Entidades Federativas y Municipios** | **474,734,601,999** |
| FAETA Educación de Adultos | 222,283,451 |
| FAETA Educación Tecnológica | 4,309,221,510 |
| FAM Asistencia Social | 10,977,629,340 |
| FAM Infraestructura Educativa Básica | 10,490,327,974 |
| FAM Infraestructura Educativa Media Superior y Superior | 773,661,688 |
| FASSA | 23,635,228,811 |
| FONE Fondo de Compensación | 11,365,909,136 |
| FONE Gasto de Operación | 15,796,806,110 |
| FONE Otros de Gasto Corriente | 10,749,607,402 |
| FONE Servicios Personales | 386,413,926,577 |
| **35 Comisión Nacional de los Derechos Humanos** | **8,061,892** |
| Atender asuntos relacionados con niñas, niños y adolescentes | 8,061,892 |
| **43 Instituto Federal de Telecomunicaciones** | **4,506,000** |
| Regulación de los servicios de Telecomunicaciones y Radiodifusión y fortalecimiento de los derechos de sus usuarios y audiencias | 4,506,000 |
| **47 Entidades no Sectorizadas** | **1,396,163,752** |
| Programa de Apoyo a la Educación Indígena | 1,396,163,752 |
| **48 Cultura** | **39,612,846** |
| Desarrollo Cultural | 15,858,116 |
| Producción y distribución de libros y materiales artísticos y culturales | 1,906,845 |
| Servicios Cinematográficos | 845,851 |
| Servicios educativos culturales y artísticos | 21,002,035 |
| **49 Fiscalía General de la República** | **5,607,247** |
| Actividades de apoyo administrativo | 3,019,712 |

| | | |
|---|---|---|
| | Investigar y perseguir los delitos cometidos en materia de derechos humanos | 2,000,000 |
| | Investigar, perseguir y prevenir delitos del orden electoral | 587,535 |
| **Instituto Mexicano del Seguro Social** | | **56,483,062,387** |
| | Atención a la Salud | 36,642,182,351 |
| | Prestaciones sociales | 174,308,363 |
| | Prevención y control de enfermedades | 5,216,243,790 |
| | Servicios de guardería | 14,450,327,883 |
| **Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado** | | **16,277,520,558** |
| | Atención a la Salud | 11,747,024,620 |
| | Prevención y control de enfermedades | 1,893,486,877 |
| | Servicios de Estancias de Bienestar y Desarrollo Infantil | 2,637,009,061 |

**ANEXO 19. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (pesos)**

| Ramo | Denominación | Monto |
|---|---|---|
| **Total** | | **221,287,380,697** |
| **04 Gobernación** | | **600,792,285** |
| | Conducción de la política interior | 33,884,386 |
| | Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes | 69,926,313 |
| | Impulso a la democracia participativa y fomento a la construcción de paz en México | 17,150,919 |
| | Promover la atención y prevención de la violencia contra las mujeres | 310,451,545 |
| | Promover la Protección de los Derechos Humanos y Prevenir la Discriminación | 141,455,120 |
| | Protección y defensa de los derechos humanos | 27,924,002 |
| **06 Hacienda y Crédito Público** | | **157,712,373** |
| | Detección y prevención de ilícitos financieros | 157,712,373 |
| **07 Defensa Nacional** | | **6,728,069,104** |
| | Derechos humanos | 64,068,297 |
| | Programa de igualdad entre mujeres y hombres SDN | 133,456,697 |
| | Programa de la Secretaría de la Defensa Nacional en Apoyo a la Seguridad Pública | 4,382,321,651 |
| | Sistema educativo militar | 2,148,222,459 |
| **11 Educación Pública** | | **110,275,463,974** |
| | Atención al deporte | 601,481,182 |
| | Beca Universal para Estudiantes de Educación Media Superior Benito Juárez | 25,874,991,542 |
| | Desarrollo Cultural | 3,968,316,459 |
| | Educación Física de Excelencia | 441,750,582 |
| | Educación para Adultos (INEA) | 31,144,722 |
| | Jóvenes Escribiendo el Futuro | 7,514,560,516 |
| | La Escuela es Nuestra | 10,054,310,885 |
| | Producción y distribución de libros y materiales culturales | 117,779,729 |
| | Producción y transmisión de materiales educativos | 914,969,866 |
| | Programa de Becas de Educación Básica para el Bienestar Benito Juárez | 33,210,582,188 |
| | Programa de Becas Elisa Acuña | 3,637,776,777 |
| | Programa de Cultura Física y Deporte | 1,777,194,242 |

| | | |
|---|---|---|
| | Programa de mantenimiento e infraestructura física educativa | 217,891,067 |
| | Servicios de Educación Media Superior | 5,509,785,040 |
| | Servicios de Educación Superior y Posgrado | 6,856,069,440 |
| | Subsidios para organismos descentralizados estatales | 9,034,624,469 |
| | Universidades para el Bienestar Benito Juárez García | 512,235,269 |
| **12 Salud** | | **2,464,197,001** |
| | Prevención y atención contra las adicciones | 1,466,984,173 |
| | Prevención y control de enfermedades | 33,658,497 |
| | Salud materna, sexual y reproductiva | 963,554,331 |
| **13 Marina** | | **6,451,720,602** |
| | Operación y desarrollo de los cuerpos de seguridad de las Fuerzas Armadas | 5,297,339,724 |
| | Sistema Educativo naval y programa de becas | 1,154,380,878 |
| **14 Trabajo y Previsión Social** | | **21,699,592,599** |
| | Capacitación para Incrementar la Productividad | 1,000,000 |
| | Ejecución a nivel nacional de acciones de promoción y vigilancia de los derechos laborales | 1,000,000 |
| | Ejecución de los programas y acciones de la Política Laboral | 1,000,000 |
| | Jóvenes Construyendo el Futuro | 21,696,592,599 |
| **15 Desarrollo Agrario, Territorial y Urbano** | | **3,275,940,001** |
| | Programa de Mejoramiento Urbano (PMU) | 3,275,940,001 |
| **20 Bienestar** | | **12,052,741,623** |
| | Actividades de apoyo a la función pública y buen gobierno | 1,778,503 |
| | Actividades de apoyo administrativo | 19,883,843 |
| | Articulación de Políticas Integrales de Juventud | 22,343,521 |
| | Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras | 2,737,493,049 |
| | Sembrando Vida | 9,271,242,707 |
| **33 Aportaciones Federales para Entidades Federativas y Municipios** | | **13,561,406,523** |
| | FAETA Educación Tecnológica | 795,964,438 |
| | FASP | 7,988,049,749 |
| | FORTAMUN | 4,777,392,336 |
| **36 Seguridad y Protección Ciudadana** | | **42,414,944,511** |
| | Actividades de apoyo administrativo | 10,492,025,113 |
| | Coordinación con las instancias que integran el Sistema Nacional de Seguridad Pública | 246,523,144 |
| | Operación de la Guardia Nacional para la prevención, investigación y persecución de delitos | 29,803,368,492 |
| | Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones | 1,873,027,762 |
| **48 Cultura** | | **1,604,800,101** |
| | Desarrollo Cultural | 1,411,294,671 |
| | Educación y cultura indígena | 61,970,269 |
| | Estímulos a la creación artística, reconocimientos a las trayectorias y apoyo al desarrollo de proyectos culturales | 110,000,000 |
| | Programa de Apoyos a la Cultura | 21,535,161 |

**ANEXO 20. RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)**

| | **MONTO** |
|---|---|

| | |
|---|---|
| **Previsiones Salariales** | **14,791,771,908** |
| Situaciones laborales supervenientes | 14,791,771,908 |
| **Provisiones Económicas** | **9,351,661,016** |
| Fondo de Desastres Naturales (FONDEN) | 9,054,884,831 |
| Fondo de Prevención de Desastres Naturales (FOPREDEN) | 207,505,945 |
| Comisiones y pago a CECOBAN | 89,270,240 |
| **Provisiones Salariales y Económicas** | **15,966,135,046** |
| **Desarrollo Regional** | **51,876,486** |
| Provisión para la Armonización Contable | 51,876,486 |
| **Otras Provisiones Económicas** | **74,037,529,723** |
| Programa de Separación Laboral | 1,037,529,723 |
| Subsidios a las Tarifas Eléctricas | 73,000,000,000 |
| **Gastos asociados a ingresos petroleros** | **20,424,061,027** |
| **TOTAL** | **134,623,035,206** |

**ANEXO 21. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)**

| | **MONTO** |
|---|---|
| Previsiones para servicios personales para los servicios de educación básica en la Ciudad de México, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos | 16,479,041,508 |
| Aportaciones para los servicios de educación básica y normal en la Ciudad de México | 43,765,791,097 |

**ANEXO 22. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)**

| | **MONTO** |
|---|---|
| Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE): | 424,326,249,225 |
| Servicios Personales | 386,413,926,577 |
| Otros de Gasto Corriente 1/ | 10,749,607,402 |
| Gasto de Operación | 15,796,806,110 |
| Fondo de Compensación | 11,365,909,136 |
| Fondo de Aportaciones para los Servicios de Salud | 117,537,248,258 |
| Fondo de Aportaciones para la Infraestructura Social, que se distribuye en: | 94,321,009,825 |
| Entidades | 11,433,075,675 |
| Municipal y de las Demarcaciones Territoriales del Distrito Federal | 82,887,934,150 |
| Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal | 95,547,846,713 |
| Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de: | 30,353,958,250 |
| Asistencia Social | 13,962,820,795 |
| Infraestructura Educativa | 16,391,137,455 |
| Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de: | 8,019,426,362 |
| Educación Tecnológica | 5,102,320,704 |
| Educación de Adultos | 2,917,105,658 |
| Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal | 7,988,049,749 |
| Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas | 52,205,825,000 |
| **TOTAL 2/ 3/** | **830,299,613,382** |

1/ Incluye recursos para las plazas subsidiadas a las entidades federativas incluidas en el Fondo de Aportaciones para la Educación

Básica y Normal, conforme a los registros que se tienen en las secretarías de Educación Pública y de Hacienda y Crédito Público.

2/ Incluye los recursos para dar cumplimiento al artículo 49, fracción IV, de la Ley de Coordinación Fiscal.

Con respecto a lo previsto en el artículo 49, fracción V, de la Ley de Coordinación Fiscal, no se considera transferencia de recursos al Fideicomiso para la Evaluación de los Fondos de Aportaciones Federales (FIDEFAF), toda vez el patrimonio contable con que cuenta el Fideicomiso resulta suficiente para efectuar la contratación de las evaluaciones de los Fondos de Aportaciones Federales, de conformidad con el marco jurídico aplicable.

3/ Las Dependencias de la Administración Pública Federal coordinadoras de los Fondos de Aportaciones Federales, son las responsables de establecer la distribución entre las entidades federativas de los recursos correspondientes a las Aportaciones Federales, con base en lo establecido en la normatividad aplicable.

**ANEXO 23. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN**

**ANEXO 23.1. ADMINISTRACIÓN PÚBLICA FEDERAL**

**ANEXO 23.1.1. LÍMITES MÍNIMOS Y MÁXIMOS DE LAS PERCEPCIÓNES ORDINARIAS BRUTAS Y NETAS MENSUALES PARA LOS SERVIDORES PÚBLICOS DE LA ADMINISTRACIÓN PÚBLICA FEDERAL (pesos)**

| Grupo / Tipo de Personal | Percepción Ordinaria Bruta | | | | | | Percepción Ordinaria Neta Total | |
|---|---|---|---|---|---|---|---|---|
| | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Total | | | |
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de Mando** 1/ | | | | | | | | |
| **G** Secretario de Estado | | 164,961 | | 38,508 | | 203,469 | | 145,524 |
| **H** Subsecretario | | 163,651 | | 38,042 | | 201,693 | | 144,352 |
| **J** Jefe de Unidad | 149,251 | 159,724 | 34,510 | 36,412 | 183,761 | 196,136 | 132,255 | 140,421 |
| **K** Director General | 124,544 | 141,394 | 28,584 | 31,930 | 153,128 | 173,324 | 111,595 | 125,011 |
| **L** Director General Adjunto | 98,190 | 119,137 | 23,211 | 27,395 | 121,401 | 146,532 | 90,475 | 107,178 |
| **M** Coordinador o Director | 57,605 | 112,619 | 13,940 | 25,353 | 71,545 | 137,972 | 55,852 | 101,263 |
| **N** Subdirector | 33,778 | 56,296 | 9,699 | 13,649 | 43,477 | 69,945 | 36,015 | 54,714 |
| **O** Jefe de Departamento | 22,023 | 33,255 | 7,472 | 9,516 | 29,495 | 42,771 | 25,243 | 35,453 |
| **P** Personal de Enlace | 10,963 | 21,023 | 5,456 | 7,234 | 16,419 | 28,257 | 14,915 | 24,254 |
| **Personal Operativo** | 8,596 | 12,864 | 10,676 | 11,821 | 19,272 | 24,685 | 17,313 | 21,715 |
| **Personal de Categorias:** | | | | | | | | |
| Del Servicio Exterior Mexicano | 13,179 | 130,922 | 5,794 | 29,740 | 18,973 | 160,662 | 16,919 | 116,566 |
| De Educación | 371 | 102,888 | 14,125 | 75,688 | 14,496 | 178,576 | 12,993 | 127,981 |
| De las Ramas Médica, Paramédica y Grupos Afines | 12,860 | 76,301 | 20,190 | 39,816 | 33,050 | 116,117 | 28,366 | 84,624 |
| De Investigación Científica y Desarrollo Tecnológico | 9,775 | 42,730 | 19,610 | 81,954 | 29,385 | 124,685 | 27,911 | 99,929 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| De Seguridad Pública | 12,311 | 163,651 | 11,046 | 35,031 | 23,357 | 198,682 | 21,012 | 142,328 |
| De Gobernación | | | | | | | | |
| De las Fuerzas Armadas | 8,311 | 33,961 | 9,044 | 171,546 | 17,355 | 205,507 | 15,262 | 146,445 |

La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por sueldos y salarios, y por prestaciones ordinarias, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen las prestaciones extraordinarias. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo.

1/ Las denominaciones de Secretario de Estado, Subsecretario y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal. Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc., independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para las denominaciones de uso exclusivo.

**ANEXO 23.1.2. REMUNERACIÓN ORDINARIA TOTAL LÍQUIDA MENSUAL NETA DEL PRESIDENTE DE LA REPÚBLICA (pesos)**

| | **Remuneración total** |
|---|---|
| **REMUNERACIÓN ORDINARIA TOTAL LÍQUIDA MENSUAL NETA** | **112,122** |
| **Impuesto sobre la renta retenido y deducciones personales *** | **50,190** |
| **Percepción ordinaria bruta líquida mensual** | **162,311** |
| a) Sueldos y salarios: | 161,056 |
| i) Sueldo base | 44,897 |
| ii) Compensación garantizada | 116,159 |
| b) Prestaciones: | 1,255 |
| i) Prima quinquenal (antigüedad) | 235 |
| ii) Ayuda para despensa | 985 |
| iii) Seguro colectivo de retiro | 35 |

* Deducciones personales de seguridad social y seguros

La remuneración ordinaria total líquida mensual neta del Presidente de la República se actualizará conforme a la Remuneración Total Anual de Percepciones Ordinarias prevista en el Anexo 23.1.3 del presente Decreto y a la política salarial general aplicable para la Administración Pública Federal.

**ANEXO 23.1.3. REMUNERACIÓN TOTAL ANUAL DE PERCEPCIONES ORDINARIAS DEL PRESIDENTE DE LA REPÚBLICA (pesos)**

| | **Remuneración recibida** |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA DE PERCEPCIONES ORDINARIAS** | **1,785,769** |
| **Impuesto sobre la renta retenido** | **701,254** |
| **Percepción ordinaria bruta anual** | **2,487,023** |
| a) Sueldos y salarios: | 1,998,372 |
| i) Sueldo base | 557,076 |
| ii) Compensación garantizada | 1,441,296 |
| b) Prestaciones: | 488,651 |
| i) Aportaciones a seguridad social | 71,604 |
| ii) Ahorro solidario | 20,971 |
| iii) Prima vacacional | 15,474 |

| | |
|---|---|
| iv) Aguinaldo (sueldo base) | 92,399 |
| v) Gratificación de fin de año (compensación garantizada) | 243,961 |
| vi) Prima quinquenal (antigüedad) | 2,820 |
| vii) Ayuda para despensa | 13,020 |
| viii) Seguro de vida institucional | 27,977 |
| ix) Seguro colectivo de retiro | 425 |

En términos del artículo 10, fracciones IV y V, de la Ley Federal de Remuneraciones de los Servidores Públicos, la Remuneración Anual Máxima es la referencia del monto máximo en términos brutos a que tiene derecho el Presidente de la República por concepto de Remuneración Anual de Referencia, la cual asciende para el ejercicio fiscal de 2022 a $2,394,448.00.

De conformidad con lo dispuesto en los artículos 7, fracción I, inciso a), último párrafo, de la Ley Federal de Remuneraciones de los Servidores Públicos, y 13, fracción II, inciso a), último párrafo, de este Decreto, la Remuneración Anual de Referencia para el Presidente de la República no considera los incrementos salariales que se autoricen durante el ejercicio fiscal de 2022, en términos de lo establecido en el artículo 9, fracción II , de este mismo Decreto, las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal, ni las adecuaciones a la curva salarial del tabulador.

En términos del artículo 11 de la Ley Federal de Remuneraciones de los Servidores Públicos, la Remuneración Total Anual del Presidente de la República que se integra en el presente Presupuesto de Egresos de la Federación es adecuada al no exceder el monto de la Remuneración Anual de Referencia ni el de la Remuneración Anual Máxima, y las prestaciones de seguridad social otorgadas son las que se determinaron conforme a lo establecido en la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

**ANEXO 23.2. CÁMARA DE SENADORES**

**ANEXO 23.2.1. A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**

| Tipos de personal | Sueldos y salarios (1) | | Prestaciones (1) (Efectivo y Especie) | | Percepción ordinaria total (1) (2) | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| Secretario General | | 105,535 | | 29,765 | | 135,300 |
| Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno | 101,050 | 104,140 | 24,171 | 24,735 | 125,221 | 128,875 |
| Director General | 84,368 | 100,812 | 20,831 | 23,815 | 105,199 | 124,627 |
| Jefe de Unidad | 70,096 | 82,641 | 17,785 | 20,053 | 87,881 | 102,694 |
| Director de Área | 47,292 | 72,158 | 13,237 | 17,709 | 60,529 | 89,867 |
| Subdirector de Área | 33,772 | 46,359 | 10,384 | 12,543 | 44,156 | 58,902 |
| Jefe de Departamento | 23,085 | 32,577 | 9,773 | 11,320 | 32,858 | 43,897 |
| **Personal de Servicio Técnico de Carrera** | 12,386 | 46,449 | 7,199 | 11,433 | 19,585 | 57,882 |
| **Personal operativo de confianza** | 28,699 | 30,418 | 14,894 | 15,402 | 43,593 | 45,820 |
| **Personal operativo de base** | 6,653 | 17,725 | 35,573 | 40,182 | 42,226 | 57,907 |

1) La remuneración neta mensual corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales y deducciones de seguridad social.

2) En la Percepción Ordinaria Total se incluyen los importes que se cubren anualmente; divididos entre doce meses, por concepto de: aguinaldo y prima vacacional.

Los importes de las percepciones mensuales plasmadas en este documento, corresponden a los tabuladores vigentes para el ejercicio 2021 a esta fecha.

Incrementos a las percepciones o ajustes salariales en el presente ejercicio; así como incrementos en la unidad de medida y actualización (UMA) o efectos inflacionarios, actualizarán este documento durante el segundo semestre de 2021, cuando estos se autoricen.

**ANEXO 23.2.1. B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (BRUTOS MENSUALES) (pesos)**

| Tipos de personal | Sueldos y salarios (1) | Prestaciones (1) | Percepción ordinaria total |
|---|---|---|---|

| | | | (Efectivo y Especie) | | (1) (2) | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| Secretario General | | 151,033 | | 35,900 | | 186,933 |
| Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno | 143,867 | 148,549 | 33,591 | 34,463 | 177,458 | 183,012 |
| Director General | 118,383 | 143,297 | 28,440 | 33,082 | 146,823 | 176,379 |
| Jefe de Unidad | 96,800 | 115,460 | 23,832 | 27,310 | 120,632 | 142,770 |
| Director de Área | 63,505 | 99,552 | 17,073 | 23,791 | 80,578 | 123,343 |
| Subdirector de Área | 43,880 | 61,861 | 12,834 | 16,135 | 56,714 | 77,996 |
| Jefe de Departamento | 29,507 | 41,919 | 11,726 | 13,922 | 41,233 | 55,841 |
| **Personal de Servicio Técnico de Carrera** | 15,077 | 61,330 | 8,161 | 14,696 | 23,238 | 76,026 |
| **Personal operativo de confianza** | 36,140 | 38,432 | 18,145 | 18,843 | 54,285 | 57,275 |
| **Personal operativo de base** | 9,282 | 23,707 | 48,089 | 58,206 | 57,371 | 81,913 |

1) La remuneración bruta mensual corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, antes de aplicar las disposiciones fiscales o deducciones de seguridad social.

2) En la Percepción Ordinaria Total se incluyen los importes que se cubren anualmente; divididos entre doce meses, por concepto de: aguinaldo y prima vacacional.

Los importes de las percepciones mensuales plasmadas en este documento, corresponden a los tabuladores vigentes para el ejercicio 2021 a esta fecha.

Incrementos a las percepciones o ajustes salariales en el presente ejercicio; así como incrementos en la unidad de medida y actualización (UMA) o efectos inflacionarios, actualizarán este documento durante el segundo semestre de 2021, cuando estos se autoricen.

**ANEXO 23.2.2. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)**

| | Remuneración recibida 1_/ |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA (RTA)** | **1,598,046** |
| **Impuesto sobre la renta retenido *_/** | **617,140** |
| **Percepción bruta anual** | **2,215,187** |
| **I. Percepciones ordinarias:** | **2,215,187** |
| a) Sueldos y salarios: | 1,816,571 |
| i) Sueldo base 2_/ | 1,816,571 |
| ii) Compensación garantizada | |
| b) Prestaciones: | 398,616 |
| i) Aportaciones a seguridad social | 4,382 |
| ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) | |
| iii) Prima vacacional | |
| iv) Aguinaldo (sueldo base) | 303,632 |
| v) Gratificación de fin de año (compensación garantizada) | |
| vi) Prima quinquenal (antigüedad) | |
| vii) Ayuda para despensa | |
| viii) Seguro de vida institucional | 90,601 |
| ix) Seguro colectivo de retiro | |
| x) Seguro de gastos médicos mayores | |
| xi) Seguro de separación individualizado | |
| xii) Apoyo económico para adquisición de vehículo | |

| | |
|---|---|
| **II. Percepciones extraordinarias:** | - |
| a) Pago por riesgo y potenciación de seguro de vida | |

*_/ Cálculo obtenido conforme al artículo 152 de la Ley del Impuesto Sobre la Renta.

1_/ Corresponde a las percepciones para 2021.

2_/ Dieta.

**ANEXO 23.2.3. REMUNERACIÓN ORDINARIA LÍQUIDA MENSUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)**

| | **Remuneración recibida** |
|---|---|
| **REMUNERACIÓN LÍQUIDA MENSUAL NETA** | **105,625** |
| **Impuesto sobre la renta retenido y deducciones de seguridad social** | **45,756** |
| **Percepción ordinaria bruta mensual 1_/** | **151,381** |
| **I. Percepciones ordinarias:** | **151,381** |
| a) Sueldos y salarios: | 151,381 |
| i) Sueldo base | 151,381 |
| ii) Compensación garantizada | |
| b) Prestaciones: | |
| i) Prima quinquenal | |
| ii) Ayuda para despensa | |
| iii) Seguro colectivo de retiro | |

**1_/ Dieta Bruta Mensual; podrá ser modificada siempre que no rebase el importe autorizado de Remuneración Anual Máxima del Presidente de la República conforme a la Ley Federal de Remuneraciones de los Servidores Públicos.**

**ANEXO 23.2.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)**

| | **Remuneración total** |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA (RTA)** | **1,623,596** |
| **Impuesto sobre la renta retenido *_/** | **619,604** |
| **Percepción bruta anual** | **2,243,200** |
| **I. Percepciones ordinarias:** | **2,243,200** |
| a) Sueldos y salarios: | 1,812,399 |
| i) Sueldo base | 306,000 |
| ii) Compensación garantizada | 1,506,399 |
| b) Prestaciones: | 430,801 |
| i) Aportaciones a seguridad social | 61,644 |
| ii) Ahorro solidario | 19,890 |
| iii) Prima vacacional | 12,750 |
| iv) Aguinaldo (sueldo base) | 51,281 |
| v) Gratificación de fin de año (compensación garantizada) | 252,451 |
| vi) Seguro de vida institucional | 32,623 |
| vii) Seguro colectivo de retiro | 162 |

**(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos.**

**ANEXO 23.2.5. REMUNERACIÓN ORDINARIA LÍQUIDA MENSUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)**

| | Remuneración total |
|---|---|
| **REMUNERACIÓN ORDINARIA LÍQUIDA MENSUAL NETA** | **105,535** |
| **Impuesto sobre la renta retenido y deducciones de seguridad social** | **45,498** |
| **Percepción bruta mensual** | **151,033** |
| a) Sueldos y salarios: | **151,033** |
| i) Sueldo base | 25,500 |
| ii) Compensación garantizada | 125,533 |

**(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos.**

**ANEXO 23.3. CÁMARA DE DIPUTADOS**

**ANEXO 23.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES) (pesos)**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **CÁMARA DE DIPUTADOS** | | | | | | |
| **Personal de base:** | | | | | | |
| 2 | | 8,874 | | 10,764 | | 19,638 |
| 3 | | 8,942 | | 10,949 | | 19,891 |
| 4 | | 9,070 | | 11,019 | | 20,089 |
| 5 | | 9,291 | | 11,138 | | 20,428 |
| 6 | | 9,481 | | 11,204 | | 20,685 |
| 7 | | 10,221 | | 11,244 | | 21,466 |
| 8 | | 10,725 | | 11,232 | | 21,958 |
| 9 | | 11,284 | | 11,262 | | 22,547 |
| 10 | | 11,948 | | 11,554 | | 23,502 |
| 11 | | 14,028 | | 11,579 | | 25,607 |
| 12 | | 15,261 | | 11,571 | | 26,832 |
| 13 | | 17,393 | | 11,529 | | 28,922 |
| **Personal de base sindicalizado:** | | | | | | |
| 2 | | 8,874 | | 15,700 | | 24,574 |
| 3 | | 8,942 | | 15,885 | | 24,827 |
| 4 | | 9,070 | | 15,955 | | 25,025 |
| 5 | | 9,291 | | 16,069 | | 25,360 |
| 6 | | 9,481 | | 16,128 | | 25,609 |
| 7 | | 10,221 | | 16,147 | | 26,369 |
| 8 | | 10,725 | | 16,122 | | 26,847 |
| 9 | | 11,284 | | 16,136 | | 27,420 |
| 10 | | 11,948 | | 16,401 | | 28,349 |
| 11 | | 14,028 | | 16,379 | | 30,408 |
| 12 | | 15,261 | | 16,371 | | 31,633 |
| 13 | | 17,393 | | 16,330 | | 33,723 |
| 14 | | 17,902 | | 16,354 | | 34,256 |
| 15 | | 17,994 | | 16,357 | | 34,351 |
| 16 | | 19,409 | | 16,323 | | 35,732 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 17 | | 20,261 | | 16,305 | | 36,565 |
| 18 | | 22,182 | | 16,142 | | 38,325 |
| **Personal operativo de confianza:** | | | | | | |
| 0 | | 4,008 | | 7,001 | | 11,008 |
| 00 | | 5,710 | | 6,872 | | 12,582 |
| 2 | | 8,874 | | 9,703 | | 18,577 |
| 3 | | 8,942 | | 9,840 | | 18,782 |
| 4 | | 9,070 | | 9,890 | | 18,961 |
| 5 | | 9,291 | | 9,976 | | 19,266 |
| 6 | | 9,481 | | 10,022 | | 19,503 |
| 7 | | 10,221 | | 10,040 | | 20,262 |
| 8 | | 10,725 | | 10,026 | | 20,751 |
| 9 | | 11,284 | | 10,043 | | 21,327 |
| 10 | | 11,948 | | 10,253 | | 22,201 |
| 11 | | 14,028 | | 10,280 | | 24,309 |
| 12 | | 15,261 | | 10,290 | | 25,551 |
| 13 | | 17,393 | | 10,244 | | 27,637 |
| 14 | | 17,902 | | 10,259 | | 28,161 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

**ANEXO 23.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (BRUTOS MENSUALES) (pesos)**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **CÁMARA DE DIPUTADOS** | | | | | | |
| **Personal de base:** | | | | | | |
| 2 | | 9,652 | | 12,800 | | 22,452 |
| 3 | | 9,733 | | 13,041 | | 22,774 |
| 4 | | 9,886 | | 13,140 | | 23,026 |
| 5 | | 10,148 | | 13,309 | | 23,457 |
| 6 | | 10,375 | | 13,408 | | 23,783 |
| 7 | | 11,258 | | 13,518 | | 24,776 |
| 8 | | 11,872 | | 13,530 | | 25,402 |
| 9 | | 12,553 | | 13,598 | | 26,151 |
| 10 | | 13,362 | | 14,004 | | 27,366 |
| 11 | | 16,006 | | 14,052 | | 30,058 |
| 12 | | 17,574 | | 14,085 | | 31,659 |
| 13 | | 20,285 | | 14,107 | | 34,392 |
| **Personal de base sindicalizado:** | | | | | | |
| 2 | | 9,652 | | 24,574 | | 34,226 |
| 3 | | 9,733 | | 24,827 | | 34,560 |
| 4 | | 9,886 | | 25,025 | | 34,911 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 5 | | 10,148 | | 25,360 | | 35,508 |
| 6 | | 10,375 | | 25,609 | | 35,984 |
| 7 | | 11,258 | | 26,369 | | 37,627 |
| 8 | | 11,872 | | 26,847 | | 38,719 |
| 9 | | 12,553 | | 27,420 | | 39,973 |
| 10 | | 13,362 | | 28,349 | | 41,711 |
| 11 | | 16,006 | | 30,408 | | 46,414 |
| 12 | | 17,574 | | 31,633 | | 49,207 |
| 13 | | 20,285 | | 33,723 | | 54,008 |
| 14 | | 20,932 | | 34,256 | | 55,188 |
| 15 | | 21,049 | | 34,351 | | 55,400 |
| 16 | | 22,848 | | 35,732 | | 58,580 |
| 17 | | 23,931 | | 36,565 | | 60,496 |
| 18 | | 26,375 | | 38,325 | | 64,700 |
| **Personal operativo de confianza:** | | | | | | |
| 0 | | 4,251 | | 7,485 | | 11,736 |
| 00 | | 6,100 | | 7,485 | | 13,585 |
| 2 | | 9,652 | | 11,452 | | 21,104 |
| 3 | | 9,733 | | 11,631 | | 21,364 |
| 4 | | 9,886 | | 11,705 | | 21,591 |
| 5 | | 10,148 | | 11,832 | | 21,980 |
| 6 | | 10,375 | | 11,906 | | 22,281 |
| 7 | | 11,258 | | 11,988 | | 23,246 |
| 8 | | 11,872 | | 11,996 | | 23,868 |
| 9 | | 12,553 | | 12,047 | | 24,600 |
| 10 | | 13,362 | | 12,350 | | 25,712 |
| 11 | | 16,006 | | 12,386 | | 28,392 |
| 12 | | 17,574 | | 12,411 | | 29,985 |
| 13 | | 20,285 | | 12,427 | | 32,712 |
| 14 | | 20,932 | | 12,465 | | 33,397 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

**ANEXO 23.3.1.C. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**
**CÁMARA DE DIPUTADOS**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| Secretario General | | 106,673 | | 650 | | 107,324 |
| Secretario de Servicios/Contralor Interno/Coordinador | | 105,526 | | 650 | | 106,176 |
| Director General | 99,248 | 104,886 | 650 | 650 | 99,898 | 105,536 |
| Secretario de Enlace | | 100,116 | | 650 | | 100,766 |
| Homólogo a Director General | | 99,248 | | 650 | | 99,898 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Director de Área y Homólogos | 63,571 | 91,011 | 670 | 650 | 64,241 | 91,661 |
| Subdirector de Área y Homólogos | 42,979 | 57,760 | 690 | 690 | 43,668 | 58,450 |
| Jefe de Departamento y Homólogos | 29,409 | 35,722 | 753 | 690 | 30,163 | 36,411 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

**ANEXO 23.3.1.D. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (BRUTOS MENSUALES) (pesos)**
**CÁMARA DE DIPUTADOS**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| Secretario General | | 148,641 | | 985 | | 149,626 |
| Secretario de Servicios/Contralor Interno/Coordinador | | 146,903 | | 985 | | 147,888 |
| Director General | 137,390 | 145,932 | 985 | 985 | 138,375 | 146,917 |
| Secretario de Enlace | | 138,705 | | 985 | | 139,690 |
| Homologo a Director General | | 137,390 | | 985 | | 138,375 |
| Director de Área y Homólogos | 84,068 | 124,910 | 985 | 985 | 85,053 | 125,895 |
| Subdirector de Área y Homólogos | 54,569 | 75,685 | 985 | 985 | 55,554 | 76,670 |
| Jefe de Departamento y Homólogos | 35,807 | 44,202 | 985 | 985 | 36,792 | 45,187 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

**ANEXO 23.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**
**UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal operativo de confianza:** | | | | | | |
| 8 | | 10,601 | | 10,000 | | 20,600 |
| 9 | | 11,980 | | 9,949 | | 21,929 |
| 10 | | 14,300 | | 10,128 | | 24,429 |
| 12 | | 19,187 | | 10,022 | | 29,209 |
| 13 | | 19,488 | | 10,020 | | 29,508 |
| 14 | | 22,180 | | 9,948 | | 32,128 |
| 15 | | 30,849 | | 9,634 | | 40,482 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

**ANEXO 23.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (BRUTOS MENSUALES) (pesos)**
**UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de confianza:** | | | | | | |
| 8 | | 11,720 | | 11,956 | | 23,676 |
| 9 | | 13,402 | | 11,964 | | 25,366 |
| 10 | | 16,352 | | 12,192 | | 28,544 |
| 12 | | 22,566 | | 12,201 | | 34,767 |
| 13 | | 22,949 | | 12,209 | | 35,158 |
| 14 | | 26,372 | | 12,212 | | 38,584 |
| 15 | | 37,689 | | 12,230 | | 49,919 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

**ANEXO 23.3.2.C. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**
**UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| Jefe de la Unidad | | 105,526 | | 650 | | 106,176 |
| Director de Área | | 99,248 | | 650 | | 99,898 |
| Secretario Técnico | | 65,905 | | 670 | | 66,575 |
| Subdirector de Área | | 60,593 | | 690 | | 61,282 |
| Coordinador | | 53,017 | | 690 | | 53,706 |
| Especialista | | 38,721 | | 690 | | 39,411 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

**ANEXO 23.3.2.D. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (BRUTOS MENSUALES) (pesos)**
**UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| Jefe de la Unidad | | 146,903 | | 985 | | 147,888 |
| Director de Área | | 137,390 | | 985 | | 138,375 |
| Secretario Técnico | | 87,501 | | 985 | | 88,486 |
| Subdirector de Área | | 79,732 | | 985 | | 80,717 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Coordinador | | 68,909 | | 985 | | 69,894 |
| Especialista | | 48,487 | | 985 | | 49,472 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

**ANEXO 23.3.3.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**
**CANAL GENERAL DE TELEVISIÓN DEL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal operativo de confianza:** | | | | | | |
| 8 | | 10,725 | | 10,026 | | 20,751 |
| 9 | | 11,284 | | 10,043 | | 21,327 |
| 10 | | 11,948 | | 10,253 | | 22,201 |
| 11 | | 14,028 | | 10,280 | | 24,309 |
| 12 | | 15,261 | | 10,290 | | 25,551 |
| 13 | | 17,393 | | 10,244 | | 27,637 |
| 14 | | 17,902 | | 10,259 | | 28,161 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

**ANEXO 23.3.3.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (BRUTOS MENSUALES) (pesos)**
**CANAL GENERAL DE TELEVISIÓN DEL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal operativo de confianza:** | | | | | | |
| 8 | | 11,872 | | 11,996 | | 23,868 |
| 9 | | 12,553 | | 12,047 | | 24,600 |
| 10 | | 13,362 | | 12,350 | | 25,712 |
| 11 | | 16,006 | | 12,386 | | 28,392 |
| 12 | | 17,574 | | 12,411 | | 29,985 |
| 13 | | 20,285 | | 12,427 | | 32,712 |
| 14 | | 20,932 | | 12,465 | | 33,397 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

**ANEXO 23.3.3.C. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**
**CANAL GENERAL DE TELEVISIÓN DEL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| Director General del Canal del Congreso | | 104,886 | | 650 | | 105,536 |
| Director de Área | | 91,011 | | 650 | | 91,661 |
| Homólogo a Director de Área | | 91,011 | | 650 | | 91,661 |
| Homólogo a Jefe de Departamento | | 35,722 | | 690 | | 36,411 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

**ANEXO 23.3.3.D. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (BRUTOS MENSUALES) (pesos)**
**CANAL GENERAL DE TELEVISIÓN DEL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| Director General del Canal del Congreso | | 145,932 | | 985 | | 146,917 |
| Director de Área | | 124,910 | | 985 | | 125,895 |
| Homólogo a Director de Área | | 124,910 | | 985 | | 125,895 |
| Homólogo a Jefe de Departamento | | 44,202 | | 985 | | 45,187 |

Los importes señalados en cada rubro, corresponden al tabulador y prestaciones autorizadas para el ejercicio 2021 y podrán ser actualizados en base a la política salarial autorizada por el Órgano de Gobierno.

Incluye sueldo tabular (sueldo base más compensación garantizada) y las prestaciones que se cubren mensualmente en forma ordinaria.

**ANEXO 23.3.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)**

| | Remuneración recibida 2021 |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA (RTA) (1)** | **1,163,211** |
| **Impuesto sobre la renta retenido (2)** | 397,201 |
| **Percepción Bruta Anual** | **1,560,412** |
| **I. Percepciones Ordinarias:** | **1,560,412** |
| a) Sueldos y salarios: | 1,264,536 |
| i) Sueldo Base (3) | 1,264,536 |
| ii) Compensación Garantizada | |
| b) Prestaciones: | 295,876 |
| i) Aportaciones a seguridad social | 64,994 |
| ii) Ahorro solidario (art. 100 ISSSTE) | 20,971 |
| iii) Prima vacacional | |
| iv) Aguinaldo | |
| v) Aguinaldo | 140,504 |

| | |
|---|---|
| vi) Prima quincenal | |
| vii) Ayuda para despensa | |
| viii) Seguro de vida institucional | |
| ix) Seguro colectivo de retiro | |
| x) Seguro de gastos médicos mayores | |
| xi) Seguro de Separación Individualizado | |
| xii) Apoyo económico para la adquisición de vehículo | |
| xiii) Otras prestaciones (4) | 69,407 |
| **II. Percepciones extraordinarias:** | |
| a) Pago por riesgo y potencialización de seguro de vida | |

(1) Corresponde a las percepciones 2021

(2) Conforme lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

(3) Dieta.

(4) Prestación I.S.R. de aguinaldo.

**ANEXO 23.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN**

**ANEXO 23.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)**

| Tipos de personal | Sueldos y salarios | | Prestaciones | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **PERSONAL DE MANDO** | | | | | | |
| AUDITOR SUPERIOR DE LA FEDERACIÓN | | 116,923 | | 27,478 | | 144,401 |
| AUDITOR ESPECIAL | | 115,855 | | 27,190 | | 143,045 |
| TITULAR DE UNIDAD | | 114,786 | | 26,951 | | 141,737 |
| DIRECTOR GENERAL Y HOMÓLOGOS | 112,379 | 113,717 | 25,668 | 26,712 | 138,047 | 140,429 |
| DIRECTOR GENERAL ADJUNTO | 99,847 | 103,031 | 23,362 | 24,707 | 123,209 | 127,738 |
| DIRECTOR DE ÁREA Y HOMÓLOGOS | 94,551 | 96,280 | 22,210 | 23,250 | 116,761 | 119,530 |
| SECRETARIO TÉCNICO Y COORDINADOR DE SERVICIOS ESPECIALIZADOS | 74,707 | 84,991 | 18,593 | 21,197 | 93,300 | 106,188 |
| SUBDIRECTOR DE ÁREA Y HOMÓLOGOS | 59,782 | 64,071 | 15,567 | 17,051 | 75,349 | 81,122 |
| JEFE DE DEPARTAMENTO Y HOMÓLOGOS | 43,655 | 46,372 | 12,343 | 13,509 | 55,998 | 59,881 |
| **PERSONAL OPERATIVO DE CONFIANZA** | | | | | | |
| COORDINADOR DE AUDITORES DE FISCALIZACIÓN | 27,496 | 28,600 | 10,154 | 11,817 | 37,650 | 40,417 |
| COORDINADOR DE AUDITORES JURÍDICOS | 27,496 | 28,600 | 10,154 | 11,817 | 37,650 | 40,417 |
| COORDINADOR DE AUDITORES ADMINISTRATIVOS | 27,496 | 28,600 | 10,154 | 11,817 | 37,650 | 40,417 |
| AUDITOR DE FISCALIZACIÓN "A" | 24,247 | 25,210 | 10,021 | 11,682 | 34,268 | 36,892 |
| AUDITOR JURÍDICO "A" | 24,247 | 25,210 | 10,021 | 11,682 | 34,268 | 36,892 |
| AUDITOR ADMINISTRATIVO "A" | 24,247 | 25,210 | 10,021 | 11,682 | 34,268 | 36,892 |
| AUDITOR DE FISCALIZACIÓN "B" | 19,653 | 22,600 | 9,945 | 11,539 | 29,598 | 34,139 |
| AUDITOR JURÍDICO "B" | 19,653 | 22,600 | 9,945 | 11,539 | 29,598 | 34,139 |
| AUDITOR ADMINISTRATIVO "B" | 19,653 | 22,600 | 9,945 | 11,539 | 29,598 | 34,139 |
| COORDINADOR DE ANALISTAS "A" | | 21,328 | | 10,910 | | 32,238 |
| SECRETARIA PARTICULAR "A" | | 27,993 | | 12,923 | | 40,916 |

| | | | | | | |
|---|---|---|---|---|---|---|
| OPERADOR SUPERVISOR "A" | 21,848 | 24,009 | 10,867 | 15,030 | 32,715 | 39,039 |
| SECRETARIA PARTICULAR "B" | | 22,423 | | 13,174 | | 35,597 |
| OPERADOR SUPERVISOR "B" | | 19,861 | | 15,259 | | 35,120 |
| OPERADOR SUPERVISOR "C" | | 18,466 | | 15,350 | | 33,816 |
| SUPERVISOR DE ÁREA ADMINISTRATIVA | | 17,297 | | 15,438 | | 32,735 |
| SUPERVISOR DE ÁREA TÉCNICA | | 17,297 | | 15,438 | | 32,735 |
| OPERADOR SUPERVISOR "D" | | 17,297 | | 15,438 | | 32,735 |
| VIGILANTE DE LA ASF | | 17,297 | | 15,438 | | 32,735 |
| SECRETARIA DE DIRECTOR DE ÁREA | | 15,139 | | 14,981 | | 30,120 |
| **PERSONAL OPERATIVO DE BASE** | | | | | | |
| TÉCNICO SUPERIOR | | 11,614 | | 26,458 | | 38,072 |
| COORDINADOR DE PROYECTOS ESPECIALES | | 11,494 | | 26,410 | | 37,904 |
| JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS | | 11,147 | | 26,246 | | 37,393 |
| ANALISTA ESPECIALIZADO EN PROYECTOS | | 10,460 | | 26,120 | | 36,580 |
| ESPECIALISTA TÉCNICO | | 10,081 | | 26,014 | | 36,095 |
| ESPECIALISTA EN PROYECTOS TÉCNICOS | | 9,689 | | 25,896 | | 35,585 |
| ESPECIALISTA HACENDARIO | | 9,322 | | 25,799 | | 35,121 |
| TÉCNICO MEDIO | | 8,938 | | 25,698 | | 34,636 |
| ANALISTA CONTABLE | | 8,526 | | 25,547 | | 34,073 |
| TÉCNICO CONTABLE | | 8,109 | | 25,383 | | 33,492 |
| TÉCNICO MEDIO CONTABLE | | 7,691 | | 25,223 | | 32,914 |
| AUXILIAR TÉCNICO CONTABLE | | 7,279 | | 25,067 | | 32,346 |

1.- Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3.- No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de confianza, en términos de los Lineamientos para Otorgar Estímulos y Gratificación a los Servidores Públicos Operativos de Base y de Confianza de la ASF, para el presente ejercicio fiscal.

6.- En el ejercicio de los importes aquí señalados, se estará a lo dispuesto en las disposiciones aplicables, incluida la Ley Federal de Remuneraciones de los Servidores Públicos.

**ANEXO 23.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA NETA TOTAL (pesos)**

| TIPOS DE PERSONAL | Plazas | Pago extraordinario anual unitario |
|---|---|---|
| | | Hasta |
| **PERSONAL DE MANDO** | | |
| AUDITOR SUPERIOR DE LA FEDERACIÓN | 1 | |
| AUDITOR ESPECIAL | 4 | |
| TITULAR DE UNIDAD | 5 | |
| DIRECTOR GENERAL Y HOMÓLOGOS | 37 | |
| DIRECTOR GENERAL ADJUNTO | 5 | |

| | | |
|---|---|---|
| DIRECTOR DE ÁREA Y HOMÓLOGOS | 146 | |
| SECRETARIO TÉCNICO Y COORDINADOR DE SERVICIOS ESPECIALIZADOS | 3 | |
| SUBDIRECTOR DE ÁREA Y HOMÓLOGOS | 305 | |
| JEFE DE DEPARTAMENTO Y HOMÓLOGOS | 464 | |
| **PERSONAL OPERATIVO DE CONFIANZA** | | |
| COORDINADOR DE AUDITORES DE FISCALIZACIÓN | 183 | 71,873 |
| COORDINADOR DE AUDITORES JURÍDICOS | 19 | 71,873 |
| COORDINADOR DE AUDITORES ADMINISTRATIVOS | 77 | 71,873 |
| AUDITOR DE FISCALIZACIÓN "A" | 245 | 65,221 |
| AUDITOR JURÍDICO "A" | 92 | 65,221 |
| AUDITOR ADMINISTRATIVO "A" | 90 | 65,221 |
| AUDITOR DE FISCALIZACIÓN "B" | 153 | 60,126 |
| AUDITOR JURÍDICO "B" | 3 | 60,126 |
| AUDITOR ADMINISTRATIVO "B" | 48 | 60,126 |
| COORDINADOR DE ANALISTAS "A" | 1 | 57,582 |
| SECRETARIA PARTICULAR "A" | 15 | 70,626 |
| OPERADOR SUPERVISOR "A" | 2 | 40,546 |
| SECRETARIA PARTICULAR "B" | 35 | 59,770 |
| OPERADOR SUPERVISOR "B" | 9 | 36,650 |
| OPERADOR SUPERVISOR "C" | 20 | 35,355 |
| SUPERVISOR DE ÁREA ADMINISTRATIVA | 91 | 34,283 |
| SUPERVISOR DE ÁREA TÉCNICA | 13 | 34,283 |
| OPERADOR SUPERVISOR "D" | 9 | 34,283 |
| VIGILANTE DE LA ASF | 16 | 34,283 |
| SECRETARIA DE DIRECTOR DE ÁREA | 1 | 32,327 |
| **PERSONAL OPERATIVO DE BASE** | | |
| TÉCNICO SUPERIOR | 37 | 33,557 |
| COORDINADOR DE PROYECTOS ESPECIALES | 7 | 33,449 |
| JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS | 7 | 33,137 |
| ANALISTA ESPECIALIZADO EN PROYECTOS | 6 | 32,545 |
| ESPECIALISTA TÉCNICO | 7 | 32,221 |
| ESPECIALISTA EN PROYECTOS TÉCNICOS | 7 | 31,874 |
| ESPECIALISTA HACENDARIO | 4 | 31,557 |
| TÉCNICO MEDIO | 12 | 31,238 |
| ANALISTA CONTABLE | 26 | 30,858 |
| TÉCNICO CONTABLE | 36 | 30,463 |
| TÉCNICO MEDIO CONTABLE | 41 | 30,071 |
| AUXILIAR TÉCNICO CONTABLE | 51 | 29,689 |

1.- Los límites de percepción extraordinaria neta anual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

**ANEXO 23.4.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)**

| AUDITOR SUPERIOR DE LA FEDERACIÓN | Remuneración recibida |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/** | **1,732,819** |
| **Impuesto sobre la renta retenido 2/** | **700,218** |
| **Percepción bruta anual** | **2,433,037** |
| **I. Percepciones ordinarias:** | **2,433,037** |
| a) Sueldos y salarios: | 1,970,051 |
| i) Sueldo base | 465,986 |
| ii) Compensación garantizada | 1,504,065 |
| b) Prestaciones: | 462,986 |
| i) Aportaciones a seguridad social | 64,994 |
| ii) Prima vacacional | 12,944 |
| iii) Aguinaldo (sueldo base) | 79,656 |
| iv) Gratificación de fin de año (compensación garantizada) | 255,658 |
| v) Prima quinquenal (antigüedad) | 3,420 |
| vi) Ayuda para despensa | 13,020 |
| vii) Seguro de vida institucional | 33,294 |
| viii) Seguro de gastos médicos mayores | 0 |
| ix) Seguro de separación individualizado | 0 |
| x) Revisión Médica | 0 |
| xi) Vales de Despensa | 0 |
| **II. Percepciones extraordinarias:** | **0** |
| a) Estímulo por Resultado de la Evaluación del Desempeño | 0 |

1/ Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

**ANEXO 23.5. SUPREMA CORTE DE JUSTICIA DE LA NACIÓN**

**ANEXO 23.5.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**

**SERVIDORES PÚBLICOS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN**

| DESCRIPCIÓN | NIVEL | Sueldos y salarios | |
|---|---|---|---|
| | | MINIMO | MAXIMO |
| MINISTRO (DE CONFORMIDAD CON EL ARTÍCULO 3RO TRANSITORIO DEL DECRETO POR EL QUE SE REFORMA EL ARTÍCULO 127 CONSTITUCIONAL) | 1 | | 205,599 |
| SECRETARIO GENERAL DE ACUERDOS, SEC. GRAL DE LA PRESIDENCIA, COORDINADOR GRAL. DE ASESORES DE LA PRESIDENCIA, OFICIAL MAYOR, CONTROLADOR | 2 | | 104,720 |
| COORDINADOR | 3 | | 104,351 |
| SUBSECRETARIO GRAL. DE ACUERDOS | 4 | | 103,825 |
| DIR. GRAL., TITULAR DE UNIDAD GRAL. SECRETARIO DE LA SECCIÓN DE TRAMITE DE CONTROVERSIA CONSTITUCIONALES Y DE ACCIONES DE INCONSTITUCIONALIDAD, SECRETARIO DE ESTUDIO Y CUENTA COORDINADOR DE PONENCIA, SECRETARIO DE ESTUDIO Y CUENTA COORDINADOR | 5 | | 103,103 |
| SRIO. DE ACUERDO DE SALA | 6 | | 103,511 |
| SRIO. DE ESTUDIO Y CUENTA (DE PONENCIA), SRIO. DE ESTUDIO Y CUENTA | 7 | 92,711 | 103,012 |
| SRIO. PARTICULAR DE MANDO SUPERIOR | 8 | 92,421 | 102,690 |

| | | | |
|---|---|---|---|
| SRIO. DE ESTUDIO Y CUENTA ADJUNTO | 9 | 91,697 | 101,885 |
| SUBDIRECTOR GRAL. | 10 | 92,122 | 102,358 |
| ASESOR DE MANDO SUPERIOR, ASESOR 1, COODINADOR ADMINISTRATIVO 1, DICTAMINADOR 1 Y SRIO. AUXILIAR 1 | 11 | 88,711 | 102,358 |
| SECRETARIO DE SEGUIMIENTO DE COMITÉS | 12 | 92,122 | 102,358 |
| INVESTIGADOR JURISPRUDENCIAL | 13 | 91,706 | 101,896 |
| SUBSRIA. DE ACUERDOS DE SALA | 14 | | 85,504 |
| SRIO. AUXILIAR DE PONENCIA | 15 | 59,086 | 79,481 |
| DIRECTOR DE ÁREA, SRIO. AUXILIAR DE SEGUIMIENTO DE COMITÉS | 16 | 43,425 | 79,481 |
| COORDINADOR ADMINISTRATIVO 2, DICTAMINADOR 2, SRIO. AUXILIAR 2 | 17 | 43,425 | 65,266 |
| SRIO. AUXILIAR DE ACUERDOS | 18 | 43,425 | 65,225 |
| ACTUARIO | 19 | 39,192 | 47,933 |
| ASISTENTE DE GESTIÓN Y SEGUIMIENTO | 20 | 32,834 | 47,493 |
| SUBDIRECTOR DE ÁREA | 21 | 43,425 | 47,493 |
| ASITENTE DE MANDO SUPERIOR | 22 | 36,847 | 38,300 |
| JEFE DE DPTTO, AYUDANTE DE COMEDOR | 23 | 0 | 40,748 |
| TAC. JUDICIAL PARLAMENTARIA | 24 | 30,035 | 39,776 |
| PROF. OPERATIVO | 25 | 26,341 | 39,776 |
| AUXILIAR DE MANDO MEDIOS | 26 | 32,248 | 35,273 |
| SECRETARIA | 27 | 16,970 | 32,390 |
| TÉCNICO EN SEGURIDAD | 28 | 19,088 | 32,387 |
| TÉCNICO OPERATIVO | 29 | 16,970 | 32,387 |
| CHOFER DE SERVICIOS | 30 | 15,897 | 32,387 |
| TÉCNICO EN PREVISIÓN SOCIAL, TECNICO EN ALIMENTOS | 31 | 15,897 | 32,387 |
| TÉCNICO ADMINISTRAVIVO | 32 | 16,970 | 30,035 |
| OFICIAL DE SERVICIOS | 33 | 14,447 | 16,970 |

**ANEXO 23.5.2. LÍMITES DE LA PERCEPCIÓNES (NETA TOTAL ANUAL) (pesos)**
**SERVIDORES PÚBLICOS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN**

| DESCRIPCIÓN | NIVEL | AGUINALDO - PRIMA VACACIONAL | | PAGO POR RIESGO | ASIGNACIONES ADICIONALES |
|---|---|---|---|---|---|
| | | MINIMO | MAXIMO | | |
| MINISTRO (DE CONFORMIDAD CON EL ARTÍCULO 3RO TRANSITORIO DEL DECRETO POR EL QUE SE REFORMA EL ARTÍCULO 127 CONSTITUCIONAL) | 1 | | 444,724 | 416,242 | |
| SECRETARIO GENERAL DE ACUERDOS, SEC. GRAL DE LA PRESIDENCIA, COORDINADOR GRAL. DE ASESORES DE LA PRESIDENCIA, OFICIAL MAYOR, CONTROLADOR | 2 | | 220,516 | | 289,845 |
| COORDINADOR | 3 | | 220,118 | | 288,669 |
| SUBSECRETARIO GRAL. DE ACUERDOS | 4 | | 218,930 | | 287,168 |
| DIR. GRAL., TITULAR DE UNIDAD GRAL. SECRETARIO DE LA SECCIÓN DE TRAMITE DE CONTROVERSIA CONSTITUCIONALES Y DE ACCIONES DE INCONSTITUCIONALIDAD, SECRETARIO DE ESTUDIO Y CUENTA COORDINADOR DE PONENCIA, SECRETARIO | 5 | | 217,763 | | 284,998 |

| | | | | | |
|---|---|---|---|---|---|
| DE ESTUDIO Y CUENTA COORDINADOR | | | | | |
| SRIO. DE ACUERDO DE SALA | 6 | | 214,785 | | 286,086 |
| SRIO. DE ESTUDIO Y CUENTA (DE PONENCIA), SRIO. DE ESTUDIO Y CUENTA | 7 | 191,971 | 213,302 | | 284,558 |
| SRIO. PARTICULAR DE MANDO SUPERIOR | 8 | 191,024 | 212,249 | | 283,468 |
| SRIO. DE ESTUDIO Y CUENTA ADJUNTO | 9 | 183,562 | 203,957 | | 277,422 |
| SUBDIRECTOR GRAL. | 10 | 186,361 | 207,067 | | 280,634 |
| ASESOR DE MANDO SUPERIOR, ASESOR 1, COODINADOR ADMINISTRATIVO 1, DICTAMINADOR 1 Y SRIO. AUXILIAR 1 | 11 | 186,361 | 207,067 | | 280,634 |
| SECRETARIO DE SEGUIMIENTO DE COMITÉS | 12 | 186,361 | 207,067 | | 280,634 |
| INVESTIGADOR JURISPRUDENCIAL | 13 | 183,374 | 203,749 | | 277,504 |
| SUBSRIA. DE ACUERDOS DE SALA | 14 | | 172,273 | | 228,690 |
| SRIO. AUXILIAR DE PONENCIA | 15 | 114,362 | 159,494 | | 211,511 |
| DIRECTOR DE ÁREA, SRIO. AUXILIAR DE SEGUIMIENTO DE COMITÉS | 16 | 79,496 | 159,494 | | 211,511 |
| COORDINADOR ADMINISTRATIVO 2, DICTAMINADOR 2, SRIO. AUXILIAR 2 | 17 | 79,496 | 127,464 | | 171,376 |
| SRIO. AUXILIAR DE ACUERDOS | 18 | 79,496 | 127,373 | | 171,261 |
| ACTUARIO | 19 | 70,071 | 89,634 | | 124,995 |
| ASISTENTE DE GESTIÓN Y SEGUIMIENTO | 20 | 56,735 | 88,860 | | 123,821 |
| SUBDIRECTOR DE ÁREA | 21 | 79,496 | 88,860 | | 123,821 |
| ASISTENTE DE MANDO SUPERIOR | 22 | 64,597 | 67,464 | | 97,536 |
| JEFE DE DPTTO, AYUDANTE DE COMEDOR | 23 | 0 | 73,555 | | 105,403 |
| TAC. JUDICIAL PARLAMENTARIA | 24 | 52,269 | 71,356 | | 101,710 |
| PROF. OPERATIVO | 25 | 43,935 | 71,356 | | 101,710 |
| AUXILIAR DE MANDO MEDIOS | 26 | 55,898 | 61,832 | | 89,966 |
| SECRETARIA | 27 | 26,033 | 56,892 | | 82,862 |
| TÉCNICO EN SEGURIDAD | 28 | 30,227 | 56,873 | | 82,856 |
| TÉCNICO OPERATIVO | 29 | 26,033 | 56,873 | | 82,856 |
| CHOFER DE SERVICIOS | 30 | 23,456 | 56,873 | | 82,856 |
| TÉCNICO EN PREVISIÓN SOCIAL, TÉCNICO EN ALIMENTOS | 31 | 23,456 | 56,873 | | 82,856 |
| TÉCNICO ADMINISTRATIVO | 32 | 26,033 | 52,269 | | 76,994 |
| OFICIAL DE SERVICIOS | 33 | 20,667 | 26,033 | | 44,241 |

**ANEXO 23.5.3. REMUNERACIÓN NOMINAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN**

**(3RO TRANSITORIO) (pesos)**

**REMUNERACIÓN NOMINAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN DE CONFORMIDAD CON EL ARTÍCULO 3º TRANSITORIO DEL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS**

| | **MINISTRO (De conformidad con el artículo 3 transitorio del decreto por el que se reforma el artículo 127 constitucional)** |
|---|---|
| **REMUNERACIÓN NOMINAL ANUAL NETA** | **3,414,328** |

| | |
|---|---|
| IMPUESTOS SOBRE LA RENTA RETENIDO | 1,591,809 |
| **REMUNERACIÓN NOMINAL ANUAL BRUTA** | **5,006,137** |
| **A) SUELDOS Y SALARIOS** | **3,568,845** |
| I) SUELDO BASE | 651,241 |
| II) COMPENSACIÓN GARANTIZADA | 2,785,845 |
| III) PRESTACIONES DE PREVISIÓN SOCIAL E INHERENTES AL CARGO | 131,759 |
| ***B) PRESTACIONES*** | ***797,375*** |
| I) APORTACIONES DE SEGURIDAD SOCIAL | |
| II) AHORRO SOLIDARIO (ART. 100 LEY DEL ISSSTE) | |
| III) PRIMA VACACIONAL | 95,475 |
| IV) AGUINALDO (SUELDO BASE). COMPENSACIÓN GARANTIZADA | 585,613 |
| V) GRATIFICACIÓN DEL FIN DE AÑO (COMP. GARANTIZADA) | |
| VI) PRIMA QUINQUENAL (ANTIGÜEDAD) | |
| VII) AYUDA PARA DESPENSA | |
| VIII) SEGURO DE VIDA INSTITUCIONAL | 30,246 |
| IX) SEGURO COLECTIVO DE RETIRO | |
| X) SEGURO DE GASTOS MEDICOS MAYORES | 36,906 |
| XI) SEGURO DE SEPARACIÓN INDIVIDUALIZADO | |
| XII) APOYO ECONOMICO PARA ADQUISICIÓN DE VEHICULO | |
| XIII) ESTIMULO POR ANTIGÜEDAD | 49,135 |
| XIV) AYUDA DE ANTEOJOS | |
| XV) ESTIMULO DEL DIA DE LA MADRE/PADRE | |
| **C) PAGO POR RIESGO** | **639,917** |
| N/A: No Aplicable. | |

**ANEXO 23.6. CONSEJO DE LA JUDICATURA FEDERAL**

**ANEXO 23.6.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA (NETOS MENSUALES) (pesos)**

**SERVIDORES PÚBLICOS DEL CONSEJO DE LA JUDICATURA FEDERAL**

| DESCRIPCIÓN | NIVEL | SUELDOS Y SALARIOS | |
|---|---|---|---|
| | | MINIMO | MAXIMO |
| CONSEJERO | 2 | | 205,599 |
| TITULAR DE ORGANO AUXILIAR | 3 | | 103,860 |
| VISITADOR JUDICIAL A | 5 | | 103,589 |
| MAGISTRADO DE CIRCUITO | 6 | | 150,989 |
| TITULAR DE UNIDAD | 6A | | 103,923 |
| VOCAL, SRIO. EJECUTIVO, COORDINADOR DE ASESORES, SRIO. GRAL. DE LA PRESIDENCIA DEL CJF | 6B | | 104,098 |
| COORDINADOR ACADEMICO, COORDINADOR DE SEGURIDAD | 7A | | 104,294 |
| JUEZ DE DISTRITO | 7 | | 137,668 |
| SRIO. TÉCNICO, COORDINADOR DE PONENCIA DE CONSEJERO. | 8A | | 104,513 |
| DIRECTOR GRAL. COORDINADOR DE ADMINISTRACIÓN REGIONAL, COORDINADOR GRAL. | 8 | | 104,889 |
| SECRETARIO TÉCNICO DE PONENCIA DE CONSEJERO | 9B | 105,206 | 116,896 |
| SRIO. TÉCNICO AA DE COMISIÓN PERMANENTE | 9C | 100,855 | 112,061 |
| TITULAR DE UNIDAD ADMINISTRATIVA | 9 | | 103,422 |
| VISITADOR JUDICIAL B | 10 | | 102,697 |

| | | | |
|---|---|---|---|
| SRIO. TÉCNICO A, REPRESENTANTE DEL CJF ANTE LA COMISION SUBSTANCIADORA, REPRESENTANTE DE STPJF ANTE LA COMISIÓN SUBSTANCIADORA | 11 | 90,925 | 101,028 |
| COORDINADOR DE ÁREAS, ADMINISTRADOR REGIONAL A, ADMINISTRADOR DE CENTRO DE JUSTICIA PENAL FEDERAL | 12 | 80,713 | 92,250 |
| RESPONSABLE DE ARCHIVOS JUDICIALES | 12A | | 79,841 |
| DELEGADO, SRIO. TRIBUNAL, ASISTENTE DE CONSTANCIAS Y REGISTRO DE TRIBUNAL DE ALZADA, DELEGADO, SECRETARIO PROYECTISTA DE TRIBUNAL | 13A | | 77,483 |
| EVALUADOR | 13B | | 75,035 |
| ASISTENTE DE CONSTANCIAS Y REGISTRO DE JUEZ DE CONTROL O JUEZ DE INJUICIAMIENTO, SRIO. DE JUZGADO, SECRETARIO PROYECTISTA DE JUZGADO | 13C | | 71,611 |
| SUPERVISOR, DIRECTOR DE ÁREA, SRIO. DE APOYO B | 13 | | 68,996 |
| ADMINISTRADOR REGIONAL | 14 | | 68,996 |
| SRIO. DE LA COMISIÓN SUBSTANCIADORA UNICA PJF, ASESOR ESPECIALIZADO, COORDINADOR ESPECIALIZADO | 15 | | 66,275 |
| SRIO. PARTICULAR CORDINADOR DE GESTION | 16 | | 65,809 |
| DEFENSOR PÚBLICO, ASESOR JURIDICO | 16A | | 63,227 |
| ASESOR, COORDINADOR ESPECIALIZADO DE PROYECTOS, LIDER DE PROYECTO, COORDINADOR TÉCNICO, DIRECTOR DE CENDI | 20 | 48,332 | 55,982 |
| DELEGADO ADMINISTRATIVO | 20A | | 48,332 |
| COORDINADOR DE ADMINISTRACIÓN Y RESGUARDADO DE ARCHIVOS JUDICIALES | 21B | | 47,838 |
| SUBDIRECTOR DE ÁREA, JEFE DE OFICINA DE CORRESPONDENCIA COMUN A, COORDINADOR TÉCNICO A, ACTUARIO JUDICIAL | 21 | 38,243 | 46,174 |
| SRIO. PARTICULAR DE MAGISTRADO DE CIRCUITO, SRIO. PARTICULAR DE JUEZ DE DISTRITO | 21A | | 36,756 |
| COORDINADOR DE ORGANIZACIÓN DE ARCHIVOS JUDICIALES, COORDINADOR DE PROTECCIÓN CIVIL Y COORDINADOR DE MTTO DEL CENTRO ARCHIVÍSTICO JUDICIAL | 21C | 31,033 | 36,368 |
| JEFE DE DEPARTAMENTO, JEFE DE SEGURIDAD REGIONAL, JEFE DE OFICINA DE CORRESPONDENCIA COMÚN B, AUDITOR, DICTAMINADOR, COORDINADOR TÉCNICO B, COORDINADOR DE AYUDA Y SEGURIDAD | 24 | 30,916 | 32,641 |
| COORDINADOR TÉCNICO ADMINISTRATIVO | 24A | | 31,945 |
| PROFESIONAL OPERATIVO | 25A M1 | | 30,026 |
| PROFESIONAL OPERATIVO | 25A M2 | 26,864 | - |
| PROFESIONAL OPERATIVO | 25A | | 26,332 |
| SECRETARIA | 25B | 23,562 | 30,026 |
| TAQUIGRAFÍA JUDICIAL PARLAMENTARIA, TÉCNICO DE ENLACE ADMINISTRATIVO OCC,ASISTENTE ADMINISTRATIVO, TÉCNICO DE ENLACE, JEFE DE GRUPO DE SEGURIDAD, OFICIAL JUDICIAL A. | 25 | | 28,926 |
| AUXILIAR DE ACTUARIO, AUXILIAR DE SALA, OFICIAL JUDICIAL B | 26 | | 27,413 |
| TÉCNICO EN PROTECCIÓN CIVIL, OFICIAL JUDICIAL D. | 27A | | 26,332 |
| OFICIAL ADMINISTRATIVO,OFICIAL DE PARTES, ENFERMERA ESPECIALIZADA, EDUCADORA, ANALISTA ESPECIALIZADO, TÉCNICO DE VIDEOGRABACIÓN, OFICIAL JUDICIAL C. | 27 | | 25,844 |
| TÉNICO EN SEGURIDAD | 28A | 19,080 | 23,513 |
| NIÑERA, COCINERA CENDI, SECRETARIA EJECUTIVA A, CHOFER DE FUNCIONARIO, OFICIAL DE SEGURIDAD,CHOFER DE SERVICIOS, TÉCNICO DE SERVICIO A. | 28 | | 23,103 |
| TÉCNICO OPERATIVO | 28B | 16,938 | 21,304 |
| ANALISTA A | 29A | | 19,064 |

| | | | |
|---|---|---|---|
| SECRETARIA A, ANALISTA | 29 | | 18,681 |
| TÉCNICO ESPECIALIZADO, TÉCNICO ADMINISTRATIVO, OFICIAL JUDICIAL E. | 30 | | 18,109 |
| ANALISTA ADMINISTRATIVO | 31 | | 17,493 |
| AUXILIAR DE SERVICIOS GENERALES, COCINERA, OFICIAL DE SERVICIOS Y MANTENIMIENTO, Y TÉCNICO DE SERVICIO B. | 32 | | 16,601 |
| CHOFER | 33A | | 15,897 |
| OFICIAL DE SERVICIOS | 33B | | 14,849 |

**ANEXO 23.6.2. LÍMITES DE LA PERCEPCIÓN TOTAL (NETO ANUAL) (pesos)**

**SERVIDORES PÚBLICOS DEL CONSEJO DE LA JUDICATURA FEDERAL**

| DESCRIPCIÓN | | AGUINALDO Y PRIMA VACACIONAL | | PAGO POR RIESGO | ASIGNACIONES ADICIONALES |
|---|---|---|---|---|---|
| | NIVEL | MINIMO | MAXIMO | | |
| CONSEJERO | 2 | | 444,724 | 416,242 | |
| TITULAR DE ÓRGANO AUXILIAR | 3 | | 220,486 | | 300,190 |
| VISITADOR JUDICIAL A | 5 | | 221,538 | | 299,399 |
| MAGISTRADO DE CIRCUITO | 6 | | 291,303 | 473,044 | |
| TITULAR DE UNIDAD | 6A | | 215,599 | | 298,321 |
| VOCAL, SECRETARIO EJECUTIVO, COORDINADOR DE ASESORES, SECRETARIO GENERAL DE LA PRESIDENCIA DEL CJF | 6B | | 211,406 | | 297,421 |
| COORDINADOR ACADÉMICO, COORDINADOR DE SEGURIDAD | 7A | | 207,113 | | 296,358 |
| JUEZ DE DISTRITO | 7 | | 261,576 | 423,007 | |
| SECRETARIO TÉCNICO COORDINADOR DE PONENCIA DE CONSEJERO | 8A | | 201,998 | | 295,841 |
| DIRECTOR GENERAL, COORDINADOR DE ADMINISTRACIÓN REGIONAL, COORDINADOR GENERAL | 8 | | 195,779 | | 294,548 |
| SECRETARIO TÉCNICO DE PONENCIA DE CONSEJERO | 9B | 191,719 | 213,021 | | 298,914 |
| SECRETARIO TÉCNICO DE AA DE COMISIÓN PERMANENTE | 9C | 188,404 | 209,338 | | 296,951 |
| TITULAR DE UNIDAD ADMINISTRATIVA | 9 | | 190,666 | | 296,271 |
| VISITADOR JUDICIAL B | 10 | | 203,819 | | 279,817 |
| SECRETARIO TÉCNICO A, REPRESENTANTE DEL CJF ANTE LA COMISIÓN SUBSTANCIADORA, REPRESENTANTE DEL STPJF ANTE LA COMISIÓN SUBTANCIADORA, | 11 | 175,734 | 195,260 | | 272,401 |
| COORDINADOR DE ÁREAS, ADMINISTRADOR REGIONAL A, ADMINISTRADOR DE CENTRO JUSTICIA PENAL FEDERAL | 12 | 156,665 | 180,516 | | 248,297 |
| RESPONSABLE DE ARCHIVOS JUDICIALES | 12A | | 159,601 | | 211,576 |
| SECRETARIO DE TRIBUNAL, ASISTENTE DE CONSTANCIAS DE TRIBUNAL DE ALZADA, DELEGADO, SECRETARIO PROYECTISTA DE TRIBUNAL | 13A | | 150,493 | | 204,921 |
| EVALUADOR | 13B | | 146,034 | | 198,007 |

| | | | | | |
|---|---|---|---|---|---|
| ASISTENTE DE CONSTANCIAS Y REGISTRO DE JUEZ DE CONTROL O JUEZ DE ENJUICIAMIENTO, SECRETARIO DE JUZGADO, SECRETARIO PROYECTISTA DE JUZGADO | 13C | | 138,388 | | 188,341 |
| DIRECTOR DE ÁREA, SUPERVISOR, SECRETARIO DE APOYO B | 13 | | 131,144 | | 180,957 |
| ADMINISTRADOR REGIONAL | 14 | | 131,144 | | 180,957 |
| SECRETARIO DE LA COMISIÓN SUBSTANCIADORA UNICA PJF, ASESOR ESPECIALIZADO, COORDINADOR ESPECIALIZADO | 15 | | 125,083 | | 173,274 |
| SECRETARIO PARTICULAR, COORDINADOR DE GESTIÓN | 16 | | 124,054 | | 171,959 |
| DEFENSOR PÚBLICO, ASESOR JURIDICO | 16A | | 113,390 | | 164,849 |
| ASESOR, LÍDER DE PROYECTO, COORDINADOR TÉCNICO, DIRECTOR DE CENDI | 20 | 87,249 | 103,808 | | 145,599 |
| DELEGADO ADMINISTRATIVO | 20A | | 87,249 | | 125,272 |
| COORDINADOR DE ADMINISTRACIÓN Y RESGUARDO Y ARCHIVOS JUDICIALES | 21B | | 83,661 | | 123,959 |
| SUBDIRECTOR DE ÁREA, JEFE DE OFICINA DE CORRESPONDENCIA COMÚN A, COORDINADOR TÉCNICO A, ACTUARIO JUDICIAL | 21 | 65,279 | 82,447 | | 119,537 |
| SECRETARIO PARTICULAR DE MAGISTRADO DE CIRCUITO, SECRETARIO PARTICULAR DE JUEZ DE DISTRITO | 21A | | 62,125 | | 93,439 |
| COORDINADOR DE ORGANIZACIÓN DE ARCHIVOS JUDICIALES, COORDINADOR DE PROTECCIÓN CIVIL, COORDINADOR DE MANTENIMIENTO DEL CENTRO ARCHIVÍSTICO JUDICIAL | 21C | 54,670 | 63,826 | | 92,533 |
| JEFE DE DEPARTAMENTO, JEFE DE SEGURIDAD REGIONAL, JEFE DE OFICINA DE CORRRESPONDENCIA COMÚN B, AUDITOR, DICTAMINADOR, COORDINADOR TÉCNICO B, COORDINADOR DE AYUDA Y SEGURIDAD | 24 | 52,378 | 55,572 | | 83,501 |
| COORDINADOR TÉCNICO ADMINISTRATIVO | 24A | | 54,128 | | 81,768 |
| PROFESIONAL OPERATIVO | 25A | | 52,274 | | 78,987 |
| PROFESIONAL OPERATIVO | 25A M1 | | 44,072 | | 69,108 |
| PROFESIONAL OPERATIVO | 25A M2 | 43,935 | | | 67,784 |
| SECRETARIA | 25B | 38,858 | 52,274 | | 76,987 |
| TAQUÍGRAFA JUDICIAL PARLAMENTARIA, TÉCNICO DE ENLACE ADMINISTRATIVO OCC, ASISTENTE ADMINISTRATIVO, TÉCNICO DE ENLACE, JEFE DE GRUPO DE SEGURIDAD, OFICIAL JUDICIAL A. | 25 | | 49,067 | | 74,253 |
| AUXILIAR DE ACTUARIO, AUXILIAR DE SALA, OFICIAL JUDICIAL B. | 26 | | 42,637 | | 70,477 |
| TÉCNICO EN PROTECCIÓN CIVIL , OFICIAL JUDICIAL D | 27A | | 43,935 | | 67,784 |
| OFICIAL ADTVO., ENFERMERA ESPECIALIZADA, EDUCADORA, OFICIAL | 27 | | 42,837 | | 68,567 |

| | | | | | |
|---|---|---|---|---|---|
| DE PARTES, ANALISTA ESPECIALIZADO, TÉCNICO DE VIDEOGRABACIÓN,EDUCADORA, OFICIAL JUDICIAL C | | | | | |
| TÉCNICO EN SEGURIDAD | 28A | 30,227 | 38,579 | | 61,037 |
| NIÑERA, COCINERA CENDI, SECRETARIA EJECUTIVA A, CHOFER DE FUNCIONARIO, OFICIAL DE SEGURIDAD, TÉCNICO DE SERVICIO A. | 28 | | 37,513 | | 60,076 |
| TÉCNICO OPERATIVO | 28B | 26,033 | 34,416 | | 55,866 |
| ANALISTA A | 29A | | 30,102 | | 50,260 |
| SECRETARIA A, ANALISTA | 29 | | 29,091 | | 49,173 |
| TÉCNICO ESPECIALIZADO, TÉCNICO ADTVO., OFICIAL JUDICIAL E | 30 | | 27,955 | | 47,552 |
| ANALISTA ADTVO. | 31 | | 26,733 | | 45,806 |
| AUXILIAR DE SERVICIOS GENERALES, COCINERA, OFICIAL DE SERVICIOS Y MANTENIMIENTO,TÉCNICO DE SERVICIO B | 32 | | 24,627 | | 42,787 |
| CHOFER | 33A | | 23,307 | | 40,847 |
| OFICIAL DE SERVICIOS | 33B | | 21,040 | | 37,744 |

**ANEXO 23.6.3. REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (pesos)**

| | CONSEJERO |
|---|---|
| **REMUNERACIÓN NOMINAL ANUAL NETA 2021** | **3,439,360** |
| IMPUESTO SOBRE LA RENTA | 1,567,539 |
| REMUNERACIÓN NOMINAL ANUAL BRUTA 2020 | 5,006,899 |
| A) SUELDOS Y SALARIOS: | 3,525,393 |
| I) SUELDO BASE | 620,230 |
| II) COMPENSACIÓN GARANTIZADA | 2,816,856 |
| III) PRESTACIONES NOMINALES | 88,307 |
| B) PRESTACIONES | 841,589 |
| I) APORTACIONES A SEGURIDAD SOCIAL | 64,995 |
| II) AHORRO SOLIDARIO (ART. 100 DE LEY DEL ISSSTE) | 20,971 |
| III) PRIMA VACACIONAL | 95,475 |
| IV) AGUINALDO (SUELDO BASE Y COMPENSACIÓN GARANTIZADA) | 584,531 |
| V) GRATIFICACIÓN DE FIN DE AÑO (COMP. GARANTIZADA) | N/A |
| VI) PRIMA QUINQUENAL | 18,360 |
| VII) AYUDA PARA DESPENSA | N/A |
| VIII) SEGURO DE VIDA INSTITUCIONAL | 30,246 |
| IX) SEGURO DE VIDA COLECTIVO | 146 |
| X) SEGURO DE GASTOS MEDICOS MAYORES | 18,936 |
| XI) SEGURO DE SEPARACIÓN INDIVIDUALIZADO | |
| XII) AYUDA ECONÓMICA PARA PROTECCIÓN Y SEGURIDAD EN EL TRASLADO DE TITULARES DE ÓRGANOS JURISDICCIONALES | |
| XIII) ESTIMULO POR ANTIGÜEDAD | 7,929 |
| XIV) ESTIMULO DEL DIA DE LA MADRE / PADRE | |
| C) PAGO POR RIESGO | 639,917 |

**ANEXO 23.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN**
**ANEXO 23.7.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**
**SERVIDORES PÚBLICOS DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN**

| DESCRIPCIÓN | | SUELDOS Y SALARIOS | |
|---|---|---|---|
| | NIVEL | MINIMO | MAXIMO |
| MAGISTRADO DE SALA SUPERIOR | 1 | | 203,793 |
| MAGISTRADO DE SALA REGIONAL | 3 | | 154,088 |
| SRIO. GRAL. DE ACUERDOS, SRIO. ADTVO., COORDINADOR GRAL. DE ASESORES DE LA PRESIDENCIA | 4 | | 126,487 |
| SRIO. INSTRUCTOR, SUBSECRETARIO GRAL. DE ACUERDOS | 5 | | 124,918 |
| SECRETARIO TÉCNICO DE LA PRESIDENCIA, DIRECTOR GENERAL, TITULAR DE LA DEFENSORÍA PÚBLICA ELECTORAL PARA PUEBLOS Y COMUNIDADES INDÍGENAS, VISITADOR, CONTRALOR INTERNO DEL T.E.P.J.F. Y DIRECTOR DE LA ESCUELA JUDICIAL ELECTORAL Y SECRETARIO TÉCNICO DE ESTUDIOS CONSTITUCIONALES ELECTORALES | 6 | | 123,413 |
| SECRETARIO DE ESTUDIO Y CUENTA | 7 | 103,621 | 115,134 |
| SECRETARIO DE TESIS | 8 | | 103,965 |
| JEFE DE UNIDAD, SECRETARIO TÉCNICO DE COMISIONADO Y SECRETARIO TÉCNICO DEL SECRETARIO ADTVO. | 9 | 93,569 | 103,965 |
| SECRETARIO PARTICULAR DE MAGISTRADO DE SALA SUPERIOR | 10 | | 102,389 |
| SECRETARIO TÉCNICO DE MANDO SUPERIOR,Y PROFESOR INVESTIGADOR Y DICTAMINADOR | 11 | 81,234 | 90,842 |
| SECRETARIO DE ACUERDOS DE SALA REGIONAL, SECRETARIO DE ESTUDIO Y CUENTA REGIONAL COORDINADOR, SECRETARIO DE ESTUDIO Y CUENTA REGIONAL, TITULAR DE ARCHIVO JURISDICCIONAL, TITULAR DE OFICIALÍA DE PARTES Y TITULAR DE OFICINA DE ACTUARIOS. | 12 | 72,428 | 92,719 |
| SECRETARIO EJECUTIVO REGIONAL, DIRECTOR DE ÁREA, TITULAR DE LA UNIDAD ESPECIALIZADA EN INTEGRACIÓN DE EXPEDIENTES Y DEFENSOR Y DELEGADO ADMINISTRATIVO | 13 | 56,396 | 75,801 |
| PROFESOR INVESTIGADOR II | 14 | | 62,353 |
| SRIO. DE APOYO, CAPACITADOR, PEDAGOGO, ESPECILISTA TICS, COMUNICÓLOGO, TITULAR DEL SRIO. TÉCNICO, TITULAR DEL SECRETARIADO TÉCNICO REGIONAL, SRIO. TÉCNICO DE MAGISTRADO REGIONAL, SRIO. AUXILIAR DE PLENO DE LA SALA REGIONAL, INVESTIGADOR, AUDITOR ESPECIALIZADO, COORDINADOR ADTVO. I | 15 | 41,675 | 59,596 |
| SRIO. AUXILIAR | 16 | | 46,575 |
| ACTUARIO | 17 | | 45,928 |
| SUBDIRECTOR DE ÁREA, TITULAR DE ARCHIVO, JURISDICCIONAL REGIONAL, TITULAR DE OFICIALÍA DE PARTES REGIONAL Y TITULAR DE OFICINA DE ACTUARIOS REGIONAL, COORDINADOR ADTVO. II | 18 | 37,639 | 45,454 |
| ACTUARIO REGIONAL Y SRIO. DE APOYO JURÍDICO REGIONAL | 19 | | 41,534 |
| AUXILIAR JURÍDICO. JEFE DE DEPTO., SRIA. DE OFICINA DE MAGISTRADO, AUDITOR ADTVO., COORDINADOR ADTVO. III | 20 | 31,080 | 36,138 |
| AUXILIAR DE MANDOS MEDIOS, DISEÑADOR WEB Y ASISTENTE DE MANDO SUPERIOR | 21 | 31,080 | 34,165 |
| PROFESIONAL OPERATIVO | 22 | 25,854 | 34,119 |
| SRIA. DE MAGISTRADO REGIONAL Y SRIA. DE PONENCIA | 23 | 28,813 | 33,331 |
| SECRETARÍA | 24 | 19,523 | 29,127 |
| TÉCNICO OPERATIVO, AUXILIAR DE AUDITOR Y OFICIAL DE PARTES REGIONAL | 25 | 18,258 | 29,111 |
| TÉCNICO DE ALIMENTOS Y OFICIAL | 26 | 15,101 | 25,222 |
| TÉCNICO EN PREVISIÓN SOCIAL | 27 | 16,750 | 22,551 |
| OFICIAL DE APOYO Y CHOFER DE SERVICIOS | 28 | 15,101 | 22,551 |

| | | | |
|---|---|---|---|
| OFICIAL DE SERVICIOS Y OFICIAL | 29 | 14,005 | 16,142 |

**ANEXO 23.7.2. LÍMITES DE LA PERCEPCIÓN TOTAL (NETOS ANUAL) (pesos)**
**SERVIDORES PÚBLICOS DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN**

| DESCRIPCIÓN | NIVEL | AGUINALDO - PRIMA VACACIONAL | | PAGO POR RIESGO | ASIGNACIONES ADICIONALES |
|---|---|---|---|---|---|
| | | MINIMO | MAXIMO | | |
| MAGISTRADO DE SALA SUPERIOR | 1 | | 445,251 | 405,563 | |
| MAGISTRADO DE SALA REGIONAL | 3 | | 313,588 | 430,412 | |
| SRIO. GRAL. DE ACUERDOS, SRIO. ADTVO., COORDINADOR GRAL. DE ASESORES DE LA PRESIDENCIA Y SECRETARIO DE LA PRESIDENCIA | 4 | | 227,174 | | 286,667 |
| SRIO. INSTRUCTOR, SUBSECRETARIO GRAL. DE ACUERDOS Y COORDINADOR DE ESTUDIOS LEGISLATIVOS ELECTORALES | 5 | | 225,071 | | 284,091 |
| SECRETARIO TÉCNICO DEL MAGISTRADO PRESIDENTE, DIRECTOR GENERAL, TITULAR DE LA DEFENSORÍA PÚBLICA ELECTORAL PARA PUEBLOS Y COMUNIDADES INDÍGENAS, VISITADOR, CONTRALOR INTERNO DEL T.E.P.J.F. Y DIRECTOR DE LA ESCUELA JUDICIAL ELECTORAL | 6 | | 223,358 | | 282,006 |
| SECRETARIO DE ESTUDIO Y CUENTA | 7 | 190,355 | 211,505 | | 280,861 |
| SECRETARIO DE TESIS | 8 | | 206,056 | | 274,998 |
| JEFE DE UNIDAD, SECRETARIO TÉCNICO DE COMISIONADO Y SECRETARIO TÉCNICO DEL SECRETARIO ADTVO. | 9 | 185,451 | 206,056 | | 274,998 |
| SECRETARIO TÉCNICO DE MAGISTRADO DE SALA SUPERIOR | 10 | | 202,726 | | 273,020 |
| SECRETARIO TÉCNICO DE MANDO SUPERIOR Y PROFESOR INVESTIGADOR I | 11 | 161,881 | 184,515 | | 241,165 |
| SECRETARIO DE ACUERDOS DE SALA REGIONAL, SECRETARIO DE ESTUDIO Y CUENTA REGIONAL COORDINADOR, SECRETARIO DE ESTUDIO Y CUENTA REGIONAL, TITULAR DE ARCHIVO JURISDICCIONAL, TITULAR DE OFICIALÍA DE PARTES Y TITULAR DE OFICINA DE ACTUARIOS. | 12 | 143,036 | 184,879 | | 246,796 |
| SECRETARIO EJECUTIVO REGIONAL, DIRECTOR DE ÁREA, TITULAR DE LA UNIDAD ESPECIALIZADA EN INTEGRACIÓN DE EXPEDIENTES Y DEFENSOR | 13 | 107,883 | 150,571 | | 197,280 |
| PROFESOR INVESTIGADOR II Y DELEGADO ADTVO REGIONAL | 14 | | 120,194 | | 159,648 |
| SRIO. DE APOYO, CAPACITADOR, PEDAGOGO, ESPECILISTA TICS, COMUNICÓLOGO, TITULAR DEL SRIO. TÉCNICO, TITULAR DEL SECRETARIADO TÉCNICO REGIONAL, SRIO. TÉCNICO DE MAGISTRADO REGIONAL, SRIO. AUXILIAR DE PLENO DE LA SALA REGIONAL, INVESTIGADOR, AUDITOR ESPECIALIZADO, COORDINADOR ADTVO. I | 15 | 75,024 | 114,205 | | 152,320 |

| | | | | | |
|---|---|---|---|---|---|
| SRIO. AUXILIAR. | 16 | | 85,993 | | 117,725 |
| ACTUARIO | 17 | | 84,558 | | 116,006 |
| SUBDIRECTOR DE ÁREA, TITULAR DE ARCHIVO, JURISDICCIONAL REGIONAL, TITULAR DE OFICIALÍA DE PARTES REGIONAL Y TITULAR DE OFICINA DE ACTUARIOS REGIONAL, COORDINADOR ADTVO. II | 18 | 66,006 | 83,482 | | 114,744 |
| ACTUARIO REGIONAL Y SRIO. DE APOYO JURÍDICO REGIONAL | 19 | | 74,708 | | 103,989 |
| AUXILIAR JURÍDICO. JEFE DE DEPTO., SRIA. DE OFICINA DE MAGISTRADO, AUDITOR ADTVO., COORDINADOR ADTVO. III | 20 | 53,930 | 63,817 | | 89,316 |
| AUXILIAR DE MANDOS MEDIOS, DISEÑADOR WEB Y AUXILIAR DE MANDO SUPERIOR | 21 | 53,930 | 60,110 | | 84,709 |
| PROFESIONAL OPERATIVO | 22 | 43,745 | 60,058 | | 84,599 |
| SRIA. DE MAGISTRADO REGIONAL Y SRIA. DE PONENCIA | 23 | 49,366 | 58,612 | | 82,699 |
| SECRETARÍA | 24 | 31,045 | 50,543 | | 72,222 |
| TÉCNICO OPERATIVO, AUXILIAR DE AUDITOR Y OFICIAL DE PARTES REGIONAL | 25 | 28,828 | 50,511 | | 72,183 |
| TÉCNICO EN ALIMENTOS | 26 | 22,426 | 42,457 | | 62,524 |
| TÉCNICO EN PREVISIÓN SOCIAL | 27 | 25,769 | 37,186 | | 56,270 |
| OFICIAL DE APOYO | 28 | 22,426 | 37,186 | | 56,270 |
| OFICIAL DE SERVICIOS Y OFICIAL | 29 | 20,512 | 24,535 | | 39,976 |

**ANEXO 23.7.3. REMUNERACIÓN TOTAL ANUAL DE LOS MAGISTRADOS DE SALA SUPERIOR (pesos)**

| | MAGISTRADO DE SALA SUPERIOR 2021 |
|---|---|
| **REMUNERACIÓN NOMINAL ANUAL NETA** | **3,438,814** |
| IMPUESTO SOBRE LA RENTA RETENIDO | 1,561,855 |
| **REMUNERACIÓN NOMINAL ANUAL BRUTA** | **5,000,669** |
| A) SUELDOS Y SALARIOS | 3,532,888 |
| I) SUELDO BASE | 651,241 |
| II) COMPENSACIÓN GARANTIZADA | 2,785,845 |
| III) PRESTACIONES DE PREVISIÓN SOCIAL E INHERENTES AL CARGO | 95,802 |
| B) PRESTACIONES | 844,348 |
| I) APORTACIONES A SEGURIDAD SOCIAL | 64,994 |
| II) AHORRO SOLIDARIO (ART. 100 DE LA LEY DEL ISSSTE) | 20,971 |
| III) PRIMA VACACIONAL | 95,475 |
| IV) AGUINALDO (SUELDO BASE Y COMPENSACIÓN GARANTIZADA) | 577,249 |
| V) GRATIFICACIÓN DE FIN DE AÑO (COMPENSACIÓN GARANTIZADA) | |
| VI) PRIMA QUINQUENAL (ANTIGÜEDAD) | 18,360 |
| VII) AYUDA PARA DESPENSA | |
| VIII) SEGURO DE VIDA INSTITUCIONAL | 30,246 |
| IX) SEGURO COLECTIVO DE RETIRO | 146 |
| X) SEGURO DE GASTOS MEDICO MAYORES | 36,907 |
| XI) SEGURO DE SEPARACIÓN INDIVIDUALIZADO | |
| XII) APOYO ECONÓMICO PARA ADQUISICIÓN DE VEHICULO | |

| | |
|---|---|
| XIII) ESTÍMULO POR ANTIGÜEDAD | |
| XIV) AYUDA DE ANTEOJOS | |
| XV) ESTÍMULO DEL DÍA DE LA MADRE/PADRE | |
| C) PAGO POR RIESGO | 623,433 |

**ANEXO 23.8. INSTITUTO NACIONAL ELECTORAL**

**ANEXO 23.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **PERSONAL DE MANDO** | | | | | | |
| CONSEJERO PRESIDENTE/CONSEJEROS ELECTORALES 1/ | 95,802 | 106,446 | 38,257 | 42,368 | 133,933 | 144,703 |
| SECRETARIO EJECUTIVO | 95,117 | 105,685 | 37,858 | 37,877 | 132,975 | 143,562 |

1/ Miembros permanentes del Consejo General del Instituto de acuerdo a la Ley General Federal de Instituciones y Procedimientos Electorales (LEGIPE)

**ANEXO 23.8.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)**

| Tipo de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de mando:** | | | | | | |
| 1 Consejero Presidente, Consejeros Electorales, Secretario Ejecutivo. | 95,802 | 106,446 | 38,131 | 38,257 | 133,933 | 144,703 |
| 2 Titular del Órgano Interno de Control, Directores Ejecutivos, Titulares de Unidad Técnica, Titulares de Unidad (OIC) y puestos homólogos. | 94,575 | 105,083 | 38,175 | 38,479 | 132,750 | 143,562 |
| 3 Coordinadores del Registro Federal de Electores, Titulares de Unidad Técnica, Vocales Ejecutivos Locales, Directores de Área y puestos homólogos. | 94,128 | 104,586 | 38,122 | 38,476 | 132,250 | 143,062 |
| 4 Directores de Área, Coordinadores y puestos homólogos. | 71,898 | 103,566 | 20,357 | 38,990 | 92,255 | 142,556 |
| 5 Vocales Secretarios en JL, Vocales Locales, Vocales Ejecutivos y Secretarios Distritales, Subdirectores de Área y puestos homólogos | 46,146 | 70,364 | 14,741 | 30,613 | 60,887 | 100,977 |
| 6 Vocales Distritales, Jefes de Departamento y puestos homólogos. | 28,639 | 45,414 | 10,726 | 20,790 | 39,365 | 66,204 |
| **Personal operativo:** | | | | | | |
| 7 Técnico Operativo | 10,339 | 28,497 | 4,677 | 14,703 | 15,016 | 43,200 |

**ANEXO 23.8.1.C. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (BRUTOS MENSUALES) (pesos)**

| Tipo de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Personal de mando:** | | | | | | |
| 1 Consejero Presidente, Consejeros Electorales, Secretario Ejecutivo. | 150,867 | 167,630 | 35,658 | 39,620 | 186,525 | 207,250 |
| 2 Titular del Órgano Interno de Control, Directores Ejecutivos, Titulares de Unidad Técnica, Titulares de Unidad (OIC) y puestos homólogos. | 148,598 | 165,109 | 35,615 | 39,573 | 184,214 | 204,682 |
| 3 Coordinadores del Registro Federal de Electores, Titulares de Unidad Técnica, Vocales Ejecutivos Locales, Directores de Área y puestos homólogos. | 145,398 | 164,609 | 36,167 | 39,073 | 181,565 | 203,682 |
| 4 Directores de Área, Coordinadores y puestos homólogos. | 96,314 | 143,933 | 25,534 | 59,276 | 121,848 | 203,209 |
| 5 Vocales Secretarios en JL, Vocales Locales, Vocales Ejecutivos y Secretarios Distritales, Subdirectores de Área y puestos homólogos | 59,094 | 94,057 | 17,557 | 40,609 | 76,651 | 134,666 |
| 6 Vocales Distritales, Jefes de Departamento y puestos homólogos. | 34,800 | 58,048 | 11,905 | 26,215 | 46,705 | 84,263 |
| **Personal operativo:** | | | | | | |
| 7 Técnico Operativo | 11,401 | 34,614 | 4,987 | 18,207 | 16,388 | 52,821 |

### ANEXO 23.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

| Denominación | Plazas | Pago extraordinario anual unitario | |
|---|---|---|---|
| | | Mínimo | Máximo |
| **Total Puestos** | **7,168** | | |
| PLAZAS TÉCNICO OPERATIVO NIVEL GA1 AL KC4 | 7,168 | | 13,800 |

Corresponde a la prestación de vales de fin de año del ejercicio 2021 para el personal técnico operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención. Por ejemplo, el apoyo que se otorga para la adquisición de anteojos cada tres años y el apoyo a becas para estudios de licenciatura, maestría y doctorado.

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe el personal, cuando no es así.

Derivado del punto anterior, la H. Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad.

### ANEXO 23.8.3.A REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL (pesos) 1/

### CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES

| | Remuneración recibida |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA DE PERCEPCIONES ORDINARIAS** | **1,736,437** |
| **Impuesto sobre la renta retenido (35%) *_/** | **750,563** |
| **Percepción bruta anual** | **2,487,000** |
| a) Sueldos y salarios: | 2,011,559 |
| i) Sueldo base | 375,560 |
| ii) Compensación garantizada | 1,635,999 |
| b) Prestaciones: | 475,441 |
| i) Aportaciones a seguridad social | 41,483 |
| ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) | 13,385 |

| | |
|---|---|
| iii) Prima vacacional | 10,432 |
| iv) Aguinaldo ó Gratificación de fin de año | 340,174 |
| vi) Prima quinquenal (antigüedad) | 1,532 |
| vii) Ayuda para despensa | |
| viii) Seguro de vida institucional | 38,018 |
| ix) Seguro colectivo de retiro | 67 |
| x) Seguro de gastos médicos mayores | 30,350 |
| xi) Seguro de separación individualizado | |

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

**ANEXO 23.8.3.B REMUNERACIÓN TOTAL MENSUAL DEL CONSEJERO PRESIDENTE 2021**
**(Remuneraciones Tabulador 2020)**

| | Remuneración total |
|---|---|
| **REMUNERACIÓN ORDINARIA TOTAL LIQUIDA MENSUAL NETA** | **125,151** |
| **Impuesto sobre la renta retenido y deducciones personales *** | **52,882** |
| **Percepción ordinaria bruta líquida mensual** | **178,033** |
| a) Sueldos y salarios: | 167,630 |
| i) Sueldo base | 31,297 |
| ii) Compensación garantizada | 136,333 |
| b) Prestaciones: | 10,403 |
| i) Aportaciones a seguridad social | 3,457 |
| ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) | 1,115 |
| iii) Prima quinquenal (antigüedad) | 128 |
| iv) Ayuda para despensa | |
| v) Seguro de vida institucional | 3,168 |
| vi) Seguro colectivo de retiro | 6 |
| vii) Seguro de gastos médicos mayores | 2,529 |
| viii) Seguro de separación individualizado | |

*Deducciones personales de seguridad social y seguros

**ANEXO 23.8.3.C REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL (pesos) 1/**
**SECRETARIO EJECUTIVO**

| | Remuneración Total |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA DE PERCEPCIONES ORDINARIAS** | **1,722,742** |
| **Impuesto sobre la renta retenido (35%) *_/** | **733,441** |
| **Percepción bruta anual** | **2,456,183** |
| a) Sueldos y salarios: | 1,981,311 |
| i) Sueldo base | 334,502 |
| ii) Compensación garantizada | 1,646,810 |
| b) Prestaciones: | 474,872 |
| i) Aportaciones a seguridad social | 43,633 |
| ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) | 14,079 |

| | |
|---|---|
| iii) Prima vacacional | 9,292 |
| iv) Aguinaldo ó Gratificación de fin de año | 333,997 |
| vi) Prima quinquenal (antigüedad) | 1,611 |
| vii) Ayuda para despensa | 2,820 |
| viii) Seguro de vida institucional | 37,447 |
| ix) Seguro colectivo de retiro | 70 |
| x) Seguro de gastos médicos mayores | 31,923 |
| xi) Seguro de separación individualizado | |

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

**ANEXO 23.8.3.D REMUNERACIÓN TOTAL MENSUAL DEL SECRETARIO EJECUTIVO 2021**
**(Remuneraciones Tabulador 2020)**

| | Remuneración Total |
|---|---|
| **REMUNERACIÓN ORDINARIA TOTAL LIQUIDA MENSUAL NETA** | **124,308** |
| **Impuesto sobre la renta retenido y deducciones personales *** | **51,767** |
| **Percepción ordinaria bruta líquida mensual** | **176,074** |
| a) Sueldos y salarios: | 165,109 |
| i) Sueldo base | 27,875 |
| ii) Compensación garantizada | 137,234 |
| b) Prestaciones: | 10,965 |
| i) Aportaciones a seguridad social | 3,636 |
| ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) | 1,173 |
| iii) Prima vacacional | |
| iv) Aguinaldo ó Gratificación de fin de año | |
| vi) Prima quinquenal (antigüedad) | 134 |
| vii) Ayuda para despensa | 235 |
| viii) Seguro de vida institucional | 3,121 |
| ix) Seguro colectivo de retiro | 6 |
| x) Seguro de gastos médicos mayores | 2,660 |
| xi) Seguro de separación individualizado | |

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, vigente a partir del 1° de Enero del 2014.

**ANEXO 23.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS**
**ANEXO 23.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)**

| Tipos de personal | Sueldos y salarios | | Prestaciones (Efectivo y Especie) | | Percepción ordinaria total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| <u>**Personal de mando:**</u> | | | | | | |
| PRESIDENTA DE LA CNDH | | 114,377 | | 31,288 | | 145,665 |
| VISITADOR/A GENERAL, VISITADOR/A GENERAL ESPECIAL, DIRECCIÓN EJECUTIVA DEL MNPT, COORDINADOR/A GENERAL DE SRAJ, SECRETARIO/A TÉCNICO/A DEL CONSEJO CONSULTIVO | | 113,149 | | 31,020 | | 144,169 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Y SECRETARIO/A EJECUTIVO/A | | | | | | |
| OFICIAL MAYOR | | 112,387 | | 30,854 | | 143,241 |
| TITULAR DEL ÓRGANO INTERNO DE CONTROL | | 111,253 | | 31,124 | | 142,377 |
| DIRECTOR/A GENERAL Y HOMÓLOGOS/AS | 108,475 | 110,528 | 30,160 | 30,874 | 138,635 | 141,402 |
| DIRECTOR/A DE ÁREA Y HOMÓLOGOS/AS | 55,352 | 86,297 | 14,120 | 23,619 | 69,472 | 109,916 |
| VISITADOR/A ADJUNTO/A | 39,355 | 53,524 | 10,190 | 15,213 | 49,545 | 68,737 |
| SUBDIRECTOR/A DE ÁREA Y HOMÓLOGOS/AS | 39,355 | 53,524 | 10,209 | 15,213 | 49,564 | 68,737 |
| JEFE/A DE DEPARTAMENTO Y HOMÓLOGOS/AS | 30,974 | 36,968 | 8,411 | 11,195 | 39,385 | 48,163 |
| **Personal Operativo** | | | | | | |
| OPERATIVO/A | 13,767 | 27,083 | 6,198 | 10,499 | 19,965 | 37,582 |
| SUPERVISOR/A OPERATIVO/A DE LIMPIEZA | | 11,637 | | 6,760 | | 18,397 |
| OPERATIVO/A DE LIMPIEZA | | 8,103 | | 5,919 | | 14,022 |

Este anexo refleja los límites de percepciones ordinarias netas mensuales aplicables a las personas servidoras públicas durante 2022, en función del puesto que ocupen. Contemplan las cuotas de seguridad social a cargo del trabajador/a.

A fin de cumplir con el desglose de remuneraciones que establece el artículo 75 Constitucional, se presentan los límites mínimos y máximos en términos netos por concepto de sueldos y salarios y de prestaciones, diferenciados por el tipo de servidores/as públicos/as a los que aplican los límites correspondientes.

**ANEXO 23.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)**

| Denominación | Plazas | Pago extraordinario anual unitario Máximo |
|---|---|---|
| **Total Puestos** | **1,885** | |
| **Personal de mando:** | **1,066** | |
| PRESIDENTA DE LA CNDH | 1 | |
| VISITADOR/A GENERAL, VISITADOR/A GENERAL ESPECIAL, DIRECCIÓN EJECUTIVA DEL MNPT, COORDINADOR/A GENERAL DE SRAJ, SECRETARIO/A TÉCNICO/A DEL CONSEJO CONSULTIVO Y SECRETARIO/A EJECUTIVO/A | 11 | |
| OFICIAL MAYOR | 1 | |
| TITULAR DEL ÓRGANO INTERNO DE CONTROL | 1 | |
| DIRECTOR/A GENERAL Y HOMÓLOGOS/AS | 29 | |
| DIRECTOR/A DE ÁREA Y HOMÓLOGOS/AS | 126 | 20,483 |
| VISITADOR/A ADJUNTO/A | 523 | 15,881 |
| SUBDIRECTOR/A DE ÁREA Y HOMÓLOGOS/AS | 189 | 15,881 |
| JEFE/A DE DEPARTAMENTO Y HOMÓLOGOS/AS | 185 | 13,945 |
| **Personal Operativo** | **819** | |
| OPERATIVO/A | 722 | 19,672 |
| SUPERVISOR/A OPERATIVO/A DE LIMPIEZA | 8 | 17,466 |
| OPERATIVO/A DE LIMPIEZA | 89 | 16,549 |

**ANEXO 23.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS 2022 (pesos)**

| | |
|---|---|

| | |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA (RTA)** | **1,782,258** |
| **Impuesto sobre la renta retenido** | **704,606** |
| **Percepción bruta anual** | **2,486,864** |
| **I. Percepciones ordinarias:** | **2,486,864** |
| a) Sueldos y salarios: | 1,975,699 |
| Sueldo base | 372,558 |
| Compensación Garantizada | 1,603,141 |
| b) Prestaciones: | 511,165 |
| i) Aportaciones a seguridad social | 64,994 |
| ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) | 20,971 |
| iii) Prima vacacional | 54,881 |
| iv) Gratificación de fin de año | 334,647 |
| v) Prima quinquenal | 3,420 |
| vi) Ayuda para despensa | 3,600 |
| vii) Seguro de vida | 28,652 |
| **II. Percepciones extraordinarias:** | |
| a) Pago extraordinario | |

**ANEXO 23.10. COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA**

**ANEXO 23.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (NETOS MENSUALES) (pesos)**

| Tipo de personal | Sueldos y salarios | | Prestaciones (En efectivo y en especie) | | Percepción Ordinaria Total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| Comisionada Presidenta de la Comisión | | 118,053 | | 28,483 | | 146,537 |
| Comisionado | | 117,187 | | 28,302 | | 145,489 |
| Jefe de Unidad | | 115,706 | | 29,294 | | 145,000 |
| Director General / Titular del Órgano Interno de Control | | 112,928 | | 29,322 | | 142,250 |
| Director Ejecutivo | 75,713 | 110,392 | 22,137 | 29,514 | 97,850 | 139,906 |
| Coordinador General | 47,410 | 79,626 | 15,021 | 22,656 | 62,430 | 102,282 |
| Subcoordinador General | 33,380 | 44,875 | 11,852 | 14,121 | 45,232 | 58,996 |
| Coordinador de Área | | 29,758 | | 11,165 | | 40,923 |
| Jefe de Área | 21,626 | 28,682 | 9,454 | 10,804 | 31,080 | 39,486 |
| Personal de Enlace | 12,904 | 19,182 | 7,603 | 8,860 | 20,508 | 28,042 |
| Personal Operativo | 8,133 | 9,799 | 9,412 | 9,755 | 17,546 | 19,553 |

**ANEXO 23.10.2. REMUNERACIÓN TOTAL ANUAL DE LA COMISIONADA PRESIDENTE DE LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (pesos)**

| | Remuneración Total |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA DE PERCEPCIONES ORDINARIAS** | **1,758,443** |
| **Impuesto sobre la renta retenido** | **728,557** |
| **Percepción ordinaria bruta anual** | **2,487,000** |
| a) Sueldos y salarios: | 2,025,158 |

| | |
|---|---|
| i) Sueldo base | 239,305 |
| ii) Compensación garantizada | 1,785,853 |
| b) Prestaciones: | 461,842 |
| i) Aportaciones a seguridad social | 48,208 |
| ii) Ahorro solidario | 15,555 |
| iii) Prima vacacional | 6,648 |
| iv) Aguinaldo (sueldo base) | 39,005 |
| v) Gratificación de fin de año (compensación garantizada) | 289,705 |
| vi) Prima quinquenal (antigüedad) | 1,569 |
| vii) Ayuda para despensa | 7,699 |
| viii) Vales de despensa | 23,537 |
| ix) Seguro de vida institucional | 29,567 |
| x) Seguro colectivo de retiro | 347 |

**ANEXO 23.10.3. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)**

| Denominación | Plazas | Pago extraordinario anual unitario | |
|---|---|---|---|
| | | Mínimo | Máximo |
| **Total Puestos** | | | |
| PLAZAS OPERATIVO NIVEL OP1D-OP1A /1 | 15 | | 205,500 |
| PLAZAS OPERATIVO NIVEL OP1D-OP1A /2 | 15 | | 55,425 |

1/ Corresponde a la prestación denominada medidas de fin de año (vales de despensa)

2/ Corresponde a la prestación denominada ayuda para útiles escolares (efectivo)

**ANEXO 23.11. INSTITUTO FEDERAL DE TELECOMUNICACIONES**

**ANEXO 23.11.1.A. LÍMITES MÍNIMOS Y MÁXIMOS DE LAS PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE TELECOMUNICACIONES (NETOS MENSUALES) (pesos)**

| Tipo de personal | Banda Salarial (Nivel) | | Sueldos y salarios | | Prestaciones (En efectivo y en especie) | | Percepción Ordinaria Total | |
|---|---|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| Presidente | | 27 | | 111,071 | | 36,512 | | 147,583 |
| Comisionado | | 26 | | 110,262 | | 36,043 | | 146,305 |
| Coordinador Ejecutivo | | 25 | | 109,460 | | 35,545 | | 145,005 |
| Titular de Unidad | | 25 | | 108,709 | | 35,403 | | 144,112 |
| Secretario Técnico del Pleno | | 25 | | 108,709 | | 35,403 | | 144,112 |
| Coordinador General | | 25 | | 107,921 | | 35,227 | | 143,148 |
| Director General | 23 | 23 | 96,637 | 106,778 | 33,105 | 35,012 | 129,742 | 141,790 |
| Director General Adjunto | 21 | 22 | 64,274 | 83,666 | 28,809 | 32,384 | 93,083 | 116,050 |
| Investigador | 21 | 22 | 64,274 | 83,666 | 28,809 | 32,384 | 93,083 | 116,050 |
| Director de Área | 18 | 21 | 34,214 | 71,150 | 21,383 | 28,767 | 55,597 | 99,917 |
| Subdirector de Área | 16 | 18 | 20,930 | 42,315 | 17,351 | 21,339 | 38,281 | 63,654 |
| Jefe de Departamento | 14 | 16 | 14,889 | 29,575 | 13,919 | 16,871 | 28,808 | 46,446 |
| Técnico | 10 | 17 | 6,426 | 34,359 | 10,686 | 20,415 | 17,112 | 54,774 |
| Enlace | 11 | 13 | 8,076 | 16,526 | 11,080 | 12,824 | 19,156 | 29,350 |

- La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos del Instituto Federal de

Telecomunicaciones por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas.

- No se incluyen prestaciones en las que el personal puede o no ser acreedor a éstas y ejercer su derecho, tales como: ayuda para anteojos, apoyo de guardería o preescolar y apoyos institucionales para que realicen estudios que les permitan incrementar o concluir su formación académica, o especializarse en temas relacionados con sus funciones.

[1] Salvo en cumplimiento de los efectos de las suspensiones concedidas al Instituto en los recursos de reclamación 14/2019-CA y 18/2020-CA, dentro de los incidentes de suspensión en las Controversias Constitucionales 7/2019 y 1/2020, y diversos juicios de amparo, respectivamente.

**ANEXO 23.11.1.B. LÍMITES MÍNIMOS Y MÁXIMOS DE LAS PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE TELECOMUNICACIONES (BRUTOS MENSUALES) (pesos)**

| Tipo de personal | Banda Salarial (Nivel) | | Sueldos y salarios | | Prestaciones (En efectivo y en especie) | | Percepción Ordinaria Total | |
|---|---|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| Presidente | | 27 | | 159,655 | | 47,383 | | 207,038 |
| Comisionado | | 26 | | 158,428 | | 46,672 | | 205,100 |
| Coordinador Ejecutivo | | 25 | | 157,213 | | 45,962 | | 203,175 |
| Titular de Unidad | | 25 | | 156,076 | | 45,766 | | 201,842 |
| Secretario Técnico del Pleno | | 25 | | 156,076 | | 45,766 | | 201,842 |
| Coordinador General | | 25 | | 154,882 | | 45,532 | | 200,414 |
| Director General | 23 | 23 | 137,785 | 153,150 | 42,585 | 45,233 | 180,370 | 198,383 |
| Director General Adjunto | 21 | 22 | 89,324 | 118,132 | 36,260 | 41,225 | 125,584 | 159,357 |
| Investigador | 21 | 22 | 89,324 | 118,132 | 36,260 | 41,225 | 125,584 | 159,357 |
| Director de Área | 18 | 21 | 45,481 | 99,169 | 26,417 | 36,388 | 71,898 | 135,557 |
| Subdirector de Área | 16 | 18 | 27,446 | 56,689 | 20,016 | 25,056 | 47,462 | 81,745 |
| Jefe de Departamento | 14 | 16 | 19,062 | 38,249 | 15,838 | 19,409 | 34,900 | 57,658 |
| Técnico | 10 | 17 | 7,773 | 45,766 | 11,830 | 22,508 | 19,603 | 68,274 |
| Enlace | 11 | 13 | 9,858 | 20,552 | 12,200 | 14,197 | 22,058 | 34,749 |

- La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos del Instituto Federal de Telecomunicaciones por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas.

- No se incluyen prestaciones en las que el personal puede o no ser acreedor a éstas y ejercer su derecho, tales como: ayuda para anteojos, apoyo de guardería o preescolar y apoyos institucionales para que realicen estudios que les permitan incrementar o concluir su formación académica, o especializarse en temas relacionados con sus funciones.

[1] Salvo en cumplimiento de los efectos de las suspensiones concedidas al Instituto en los recursos de reclamación 14/2019-CA y 18/2020-CA, dentro de los incidentes de suspensión en las Controversias Constitucionales 7/2019 y 1/2020, y diversos juicios de amparo, respectivamente.

**ANEXO 23.11.2. LÍMITES DE PERCEPCIONES EXTRAORDINARIAS NETAS TOTALES (pesos)**

| Nivel | Banda Salarial Nivel | | Pago Extraordinario Anual Unitario* | |
|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo |
| Presidente | | 27 | | |
| Comisionado | | 26 | | |
| Coordinador Ejecutivo | | 25 | | 65,676 |
| Titular de Unidad | | 25 | | 65,225 |
| Secretario Técnico del Pleno | | 25 | | 65,225 |

| | | | | |
|---|---|---|---|---|
| Coordinador General | | 25 | | 64,753 |
| Director General | 23 | 23 | 57,982 | 64,067 |
| Director General Adjunto | 21 | 22 | 38,564 | 50,200 |
| Investigador | 21 | 22 | 38,564 | 50,200 |
| Director de Área | 18 | 21 | 20,528 | 42,690 |
| Subdirector de Área | 16 | 18 | 87,906 | 177,723 |
| Jefe de Departamento | 14 | 16 | 62,534 | 124,215 |
| Técnico | 10 | 17 | 26,989 | 144,308 |
| Enlace | 11 | 13 | 33,919 | 69,409 |

El pago de la percepción extraordinaria incluye:

- El importe correspondiente al estímulo al desempeño sobresaliente, contenida en el artículo 34, inciso c), de las Disposiciones por las que se establece el Sistema de Servicio Profesional del Instituto Federal de Telecomunicaciones y;

- El importe correspondiente al pago extraordinario por riesgo, que el Instituto podrá otorgar al personal con nivel de enlace; técnico; jefe de departamento y subdirector, que realice labores en campo, cuyo desempeño ponga en riesgo su seguridad.

Podrá autorizarse y realizarse el pago de la percepción extraordinaria únicamente en un monto que, sumado a la percepción ordinaria, no supere los límites dispuestos por el artículo 127, párrafo segundo, fracciones II y III, de la Constitución Política de los Estados Unidos Mexicanos.

**ANEXO 23.11.3. REMUNERACIÓN TOTAL ANUAL DEL COMISIONADO PRESIDENTE DEL INSTITUTO FEDERAL DE TELECOMUNICACIONES (pesos)**

| **Nivel Jerárquico : Comisionado (Grado 27)** | **Remuneración Total** |
|---|---|
| **REMUNERACION ANUAL TOTAL NETA (RTA)** | **1,770,997** |
| **Impuesto sobre la renta retenido 1** | **713,457** |
| **Percepción bruta anual** | **2,484,454** |
| I. Percepciones ordinarias: | 2,484,454 |
| a) Sueldos y salarios: | 1,915,860 |
| i) sueldo base | 550,103 |
| ii) Compensación garantizada | 1,365,757 |
| b) Prestaciones: | 568,594 |
| i) Aportaciones de seguridad social | 64,994 |
| ii) Ahorro Solidario | 20,971 |
| iii) Prima Vacacional | 26,609 |
| iv) Aguinaldo (sueldo base) | 79,459 |
| v) Gratificación de fin de año (compensación garantizada) | 197,276 |
| vi) Prima quinquenal (antigüedad) | 2,820 |
| vii) Ayuda para despensa | 13,020 |
| viii) Vales de despensa | 108,000 |
| ix) Seguro de vida institucional | 26,822 |
| x) Seguro Colectivo de Retiro | 425 |
| xi) Seguro de Gastos Médicos Mayores | 28,198 |
| **II. Percepciones extraordinarias:** | |
| a) Componente salarial variable asociado a la gestión del desempeño | |

1/ El cálculo se efectuó de conformidad con las disposiciones fiscales vigentes para el ejercicio fiscal 2021.

Que, desde su creación, el IFT ha sido respetuoso de lo dispuesto por el artículo 127 de la Constitución, por lo que en ningún momento[1] la Remuneración Total Anual (RTA), de sus Comisionados —incluyendo el Comisionado Presidente— ha rebasado la establecida para el Presidente de la República. Asimismo, el IFT ha cuidado que en todo momento las remuneraciones (ordinarias y extraordinarias) de su personal se determinen y mantengan bajo los principios de austeridad y disciplina presupuestaria.

Por tanto, para la elaboración del Anteproyecto de Presupuesto del Instituto para el Ejercicio Fiscal 2022, se atendió lo establecido

en la Ley de Remuneraciones impugnada, en sus artículos 7 y 9 que establecen:

Artículo 7.- Para la determinación de la remuneración de los servidores públicos indicados en esta fracción, sin perjuicio de la naturaleza y atribuciones que correspondan a los entes públicos respectivos, a falta de superior jerárquico, se considerará como máximo el equivalente al Presidente de la República;

Artículo 9.- Ningún servidor público obligado por la presente Ley recibirá una remuneración o retribución por el desempeño de su función, empleo, cargo o comisión igual o mayor a la Remuneración Anual Máxima que tenga derecho a recibir el Presidente de la República por concepto de percepciones ordinarias, sin considerar las prestaciones de seguridad social a las cuales tenga derecho conforme a la legislación en la materia.

Lo anterior, sin que implique consentimiento expreso, tácito o reconocimiento alguno del IFT sobre la validez legal o constitucional, respecto del alcance y contenido de los artículos señalados, en virtud de que se considera que se están transgrediendo facultades establecidas en la Constitución y vulnerando la autonomía del Instituto Federal de Telecomunicaciones como órgano constitucional autónomo.

[1] Salvo en cumplimiento de los efectos de las suspensiones concedidas al Instituto en los recursos de reclamación 14/2019-CA y 18/2020-CA, dentro de los incidentes de suspensión en las Controversias Constitucionales 7/2019 y 1/2020, y diversos juicios de amparo, respectivamente.

## ANEXO 23.12. INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES

### ANEXO 23.12.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES (NETOS MENSUALES) (pesos)

| Tipo de personal | Nivel | | Sueldos y salarios | | Prestaciones (En efectivo y en especie) | | Percepción Ordinaria Total | |
|---|---|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| **Personal de Mando y Enlace / Homólogos** | | | | | | | | |
| Comisionado Presidente/Comisionados | | HB1 | | 106,072 | | 29,691 | | 135,763 |
| Secretario | | KB2 | | 99,152 | | 26,135 | | 125,287 |
| Director General/Jefe de Ponencia/Contralor | | KA4 | | 93,003 | | 24,725 | | 117,728 |
| Secretario de Ponencia | MD1 | MD5 | 71,246 | 87,553 | 19,770 | 23,617 | 91,016 | 111,170 |
| Director de Área | MC2 | MC5 | 59,944 | 75,452 | 16,852 | 20,580 | 76,796 | 96,032 |
| Subdirector de Área | NC2 | MB2 | 38,362 | 53,751 | 11,960 | 15,274 | 50,322 | 69,026 |
| Jefe de Departamento/Consultor/Auditor | OC3 | NB2 | 24,182 | 33,155 | 9,284 | 10,941 | 33,466 | 44,097 |
| Enlace/Proyectista/Asesor | PC1 | OB6 | 14,903 | 22,047 | 7,454 | 8,920 | 22,357 | 30,967 |
| Secretaria | PC3 | OD3 | 16,972 | 24,545 | 7,834 | 9,426 | 24,806 | 33,971 |
| Chofer | OB1 | OB5 | 13,526 | 21,059 | 7,323 | 8,677 | 20,849 | 29,736 |
| Auxiliar Administrativo | PA1 | PA6 | 11,919 | 16,525 | 6,750 | 7,631 | 18,669 | 24,155 |

1/La percepción ordinaria neta mensual corresponde a la cantidad que perciben los servidores públicos del Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2021

### ANEXO 23.12.2. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES COMISIONADO PRESIDENTE / COMISIONADOS 2022 (pesos)

| | Remuneración total |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA DE PERCEPIONES ORDINARIAS** | **1,658,141** |
| **Impuesto sobre la renta retenido*** | **626,564** |
| **Percepción ordinaria bruta anual** | **2,284,705** |

| | |
|---|---:|
| **a) Sueldos y salarios:** | **1,818,477** |
| i) Sueldo base | 284,006 |
| ii) Compensación garantizada | 1,534,471 |
| **b) Prestaciones:** | **466,228** |
| i) Aportaciones a seguridad social | 62,040 |
| ii) Ahorro solidario | 18,456 |
| iii) Prima vacacional | 101,026 |
| iv) Aguinaldo (sueldo base) | 35,501 |
| v) Gratificación de fin de año (compensación garantizada) | 191,809 |
| vi) Prima quinquenal (antigüedad) | 3,420 |
| vii) Ayuda para despensa y comedor | 26,280 |
| viii) Seguro de vida institucional | 27,276 |
| ix) Seguro colectivo de retiro | 420 |

*El cálculo se efectuó de conformidad con las disposiciones fiscales vigentes para el ejercicio fiscal 2021.

**ANEXO 23.12.3. REMUNERACIÓN ORDINARIA LÍQUIDA MENSUAL NETA DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES COMISIONADO PRESIDENTE / COMISIONADOS 2022 (pesos)**

| | Remuneración total |
|---|---:|
| **REMUNERACIÓN ORDINARIA TOTAL LÍQUIDA MENSUAL NETA** | **108,471** |
| **Impuesto sobre la renta retenido*** | **45,579** |
| **Percepción ordinaria bruta anual** | **154,050** |
| **a) Sueldos y salarios:** | **151,540** |
| i) Sueldo base | 23,667 |
| ii) Compensación garantizada | 127,873 |
| **b) Prestaciones:** | **2,510** |
| i) Prima quinquenal (antigüedad) | 285 |
| ii) Ayuda para despensa y comedor | 2,190 |
| iii) Seguro colectivo de retiro | 35 |

* Deducciones personales de seguridad social y seguros

**ANEXO 23.13. FISCALÍA GENERAL DE LA REPÚBLICA**

**ANEXO 23.13.1. A. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA FISCALÍA GENERAL DE LA REPÚBLICA (NETOS MENSUALES) (pesos)**

| Tipo de personal | Sueldos y salarios | | Prestaciones (En efectivo y en especie) | | Percepción Ordinaria Total | |
|---|---:|---:|---:|---:|---:|---:|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| Fiscales | 36,185 | 113,806 | 10,546 | 35,922 | 46,731 | 149,728 |
| Policía de Investigación | 28,716 | 51,489 | 7,997 | 19,495 | 36,713 | 70,985 |
| Analistas | 12,869 | 48,443 | 4,380 | 14,851 | 17,249 | 63,294 |
| Auxiliares | 14,366 | 27,377 | 4,895 | 11,207 | 19,261 | 38,584 |
| Peritos | 31,077 | 51,024 | 8,725 | 20,526 | 39,802 | 71,549 |
| Personal Profesional | | | | | | |
| Mando Sustantivo | 18,121 | 112,970 | 5,929 | 47,717 | 24,049 | 160,687 |
| Pilotos al Mando | 60,893 | 78,726 | 17,706 | 31,323 | 78,599 | 110,050 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Pilotos | 30,843 | 40,106 | 9,952 | 17,148 | 40,795 | 57,254 |
| Apoyo Aéreo | 14,763 | 33,184 | 5,088 | 13,013 | 19,851 | 46,197 |
| Protección a Personas | 35,838 | 56,005 | 9,762 | 20,692 | 45,600 | 76,697 |
| Apoyo a la Investigación | 50,552 | 58,283 | 14,340 | 23,750 | 64,892 | 82,033 |
| Apoyo al Proceso Sustantivo | 45,021 | 45,021 | 12,150 | 12,832 | 57,171 | 57,854 |
| Personal Técnico | | | | | | |
| De Protección a Instalaciones Estratégicas | 14,442 | 30,811 | 4,652 | 10,285 | 19,093 | 41,096 |
| Personal Administrativo | | | | | | |
| Mando Administrativo | 18,121 | 112,970 | 5,929 | 36,975 | 24,049 | 149,945 |
| Administradores | 18,179 | 68,055 | 5,147 | 19,718 | 23,326 | 87,773 |
| Técnicos Especializados | 9,891 | 17,903 | 4,832 | 6,280 | 14,724 | 24,183 |
| Operativo Confianza | 8,762 | 11,132 | 8,916 | 10,095 | 17,678 | 21,227 |
| Operativo Base | 8,858 | 10,241 | 8,951 | 9,843 | 17,809 | 20,084 |

**ANEXO 23.13.1. B. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA FISCALÍA GENERAL DE LA REPÚBLICA (BRUTOS MENSUALES) (pesos)**

| Tipo de personal | Sueldos y salarios | | Prestaciones (En efectivo y en especie) | | Percepción Ordinaria Total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| Fiscales | 44,890 | 159,536 | 10,672 | 45,795 | 55,563 | 205,331 |
| Policía de Investigación | 34,914 | 66,745 | 8,077 | 19,617 | 42,991 | 86,362 |
| Analistas | 14,554 | 62,394 | 4,443 | 14,971 | 18,998 | 77,365 |
| Auxiliares | 16,455 | 33,164 | 4,960 | 11,293 | 21,414 | 44,457 |
| Peritos | 37,999 | 66,080 | 8,812 | 20,682 | 46,811 | 86,762 |
| Personal Profesional | | | | | | |
| Mando Sustantivo | 21,299 | 158,270 | 6,135 | 48,295 | 27,434 | 206,565 |
| Pilotos al Mando | 80,176 | 106,371 | 17,873 | 31,536 | 98,049 | 137,907 |
| Pilotos | 37,694 | 50,488 | 10,045 | 17,277 | 47,738 | 67,766 |
| Apoyo Aéreo | 16,959 | 40,754 | 5,158 | 13,100 | 22,117 | 53,855 |
| Protección a Personas | 44,395 | 73,195 | 9,859 | 20,801 | 54,254 | 93,996 |
| Apoyo a la Investigación | 65,406 | 76,448 | 14,475 | 23,932 | 79,882 | 100,380 |
| Apoyo al Proceso Sustantivo | 57,508 | 57,508 | 12,276 | 12,958 | 69,783 | 70,466 |
| Personal Técnico | | | | | | |
| De Protección a Instalaciones Estratégicas | 16,551 | 37,652 | 4,716 | 10,378 | 21,267 | 48,031 |
| Personal Administrativo | | | | | | |
| Mando Administrativo | 21,299 | 158,270 | 6,135 | 37,553 | 27,434 | 195,823 |
| Administradores | 21,299 | 90,681 | 5,218 | 19,868 | 26,517 | 110,548 |
| Técnicos Especializados | 10,964 | 21,023 | 4,972 | 6,487 | 15,935 | 27,510 |
| Operativo Confianza | 9,953 | 12,864 | 9,607 | 10,873 | 19,560 | 23,737 |
| Operativo Base | 10,070 | 11,765 | 9,646 | 10,592 | 19,716 | 22,357 |

**ANEXO 23.13.2. REMUNERACIÓN TOTAL ANUAL DEL FISCAL GENERAL DE LA REPÚBLICA (pesos)**

| | Remuneración total |
|---|---|

| | |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA DE PERCEPCIONES ORDINARIAS** | **1,759,589** |
| **Impuesto sobre la renta retenido** | **666,365** |
| **Percepción ordinaria bruta anual** | **2,425,953** |
| **a) Sueldos y salarios:** | **1,914,432** |
| i) Sueldo base | 433,656 |
| ii) Compensaciones adicionales por servicios especiales | 1,480,776 |
| **b) Prestaciones:** | **511,521** |
| i) Aportaciones a seguridad social | 58,542 |
| ii) Ahorro Solidario | |
| iii) Prima vacacional | 12,046 |
| iv) Aguinaldo (sueldo base) | 71,621 |
| v) Aguinaldo (Compensaciones adicionales por servicios especiales) | 251,739 |
| vi) Prima quinquenal (antigüedad) | |
| vii) Ayuda para despensa | 13,020 |
| viii) Seguro de vida institucional | 103,954 |
| ix) Seguro colectivo de retiro | 600 |

**ANEXO 23.13.3. REMUNERACIÓN LÍQUIDA MENSUAL FISCAL GENERAL DE LA REPÚBLICA (pesos)**

| | **Remuneración total** |
|---|---|
| **REMUNERACIÓN ORDINARIA TOTAL LÍQUIDA MENSUAL NETA** | **111,759** |
| **Impuesto sobre la renta retenido y deducciones personales *** | **48,912** |
| **Percepción ordinaria bruta líquida mensual** | **160,671** |
| **a) Sueldos y salarios:** | **159,536** |
| i) Sueldo base | 36,138 |
| ii) Compensaciones adicionales por servicios especiales | 123,398 |
| **b) Prestaciones:** | **1,135** |
| i) Prima quinquenal (antigüedad) | |
| ii) Ayuda para despensa | 1,085 |
| iii) Seguro colectivo de retiro | 50 |

* Deducciones personales de seguridad social y seguros 2,871

**ANEXO 23.14. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA**

**ANEXO 23.14.1.A. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES) (pesos)**

| Tipo de personal | Sueldos y salarios | | Prestaciones (En efectivo y en especie) | | Percepción Ordinaria Total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| Presidencia del Instituto | | 113,723 | | 13,502 | | 127,225 |
| Vicepresidencia | | 113,723 | | 13,502 | | 127,225 |
| Dirección General | | 111,003 | | 13,080 | | 124,083 |
| Coordinación General / Dirección General Adjunta / Dirección Regional | 89,587 | 108,305 | 10,625 | 12,672 | 100,212 | 120,977 |
| Dirección de Área | 50,932 | 88,930 | 6,479 | 10,511 | 57,411 | 99,441 |
| Subdirección de Área | 31,303 | 47,515 | 4,484 | 6,028 | 35,787 | 53,543 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Jefatura de Departamento | 21,805 | 31,070 | 3,578 | 4,450 | 25,383 | 35,520 |
| Personal de Enlace | 14,887 | 19,410 | 2,939 | 3,356 | 17,826 | 22,766 |
| Personal Operativo | 8,761 | 11,932 | 5,498 | 5,544 | 14,259 | 17,476 |

Las percepciones ordinarias netas incluyen los ingresos que reciben los servidores públicos independientemente de su periodicidad o fecha de pago. Así mismo contempla la aplicación de las disposiciones fiscales y de seguridad social.

**ANEXO 23.14.1.B. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (BRUTOS MENSUALES) (pesos)**

| Tipo de personal | Sueldos y salarios | | Prestaciones (En efectivo y en especie) | | Percepción Ordinaria Total | |
|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| Presidencia del Instituto | | 163,651 | | 20,365 | | 184,016 |
| Vicepresidencia | | 163,651 | | 20,365 | | 184,016 |
| Dirección General | | 159,064 | | 19,710 | | 178,774 |
| Coordinación General / Dirección General Adjunta / Dirección Regional | 125,984 | 154,344 | 15,926 | 19,077 | 141,910 | 173,421 |
| Dirección de Área | 68,442 | 124,769 | 9,435 | 15,753 | 77,877 | 140,522 |
| Subdirección de Área | 40,003 | 62,991 | 6,159 | 8,724 | 46,162 | 71,715 |
| Jefatura de Departamento | 27,441 | 39,631 | 4,734 | 6,104 | 32,175 | 45,735 |
| Personal de Enlace | 18,428 | 24,231 | 3,691 | 4,346 | 22,119 | 28,577 |
| Personal Operativo | 10,509 | 14,604 | 6,758 | 6,970 | 17,267 | 21,574 |

Las percepciones ordinarias brutas incluyen los ingresos que reciben los servidores públicos independientemente de su periodicidad o fecha de pago.

**ANEXO 23.14.2 LÍMITES DE PERCEPCIÓN EXTRAORDINARIA NETA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)**

| Tipo de personal | Pago Extraordinario Anual Unitario Máximo |
|---|---|
| Presidencia del Instituto | |
| Vicepresidencia | |
| Dirección General | 32,529 |
| Coordinación General / Dirección General Adjunta / Dirección Regional | 33,146 |
| Dirección de Área | 35,057 |
| Subdirección de Área | 65,638 |
| Jefatura de Departamento | 67,430 |
| Personal de Enlace | 101,884 |
| Personal Operativo | 213,193 |

Las percepciones extraordinarias se otorgan al personal que se hace acreedor a las mismas, siempre y cuando se cumplan los requisitos establecidos en el marco normativo aplicable.

Las percepciones extraordinarias netas incluyen la aplicación de las disposiciones fiscales.

**ANEXO 23.14.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)**

| NIVEL JERÁRQUICO: HC3 | Remuneración Total |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA (RTA)** | **1,680,481** |

| | |
|---|---|
| Impuesto sobre la renta | 647,211 |
| Percepción bruta anual | 2,327,692 |
| **I. Percepciones ordinarias:** | **2,327,692** |
| a) Sueldos y salarios: | 1,963,812 |
| I) Sueldo base | 350,748 |
| II) Compensación garantizada | 1,613,064 |
| b) Prestaciones: | 363,880 |
| I) Aportaciones de seguridad social | 70,607 |
| II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) | 20,971 |
| III) Prima vacacional | 9,743 |
| IV) Aguinaldo (sueldo base) | 38,972 |
| V) Gratificación de fin de año (Compensación garantizada) | 179,229 |
| VI) Prima quinquenal (antigüedad) | 3,420 |
| VII) Ayuda para despensa | 13,020 |
| VIII) Seguro de vida institucional | 27,493 |
| IX) Seguro colectivo de retiro | 425 |
| X) Seguro de gastos médicos mayores | 0 |
| XI) Seguro de separación individualizado | 0 |
| XII) Apoyo económico para adquisición de vehículo | 0 |
| **II. Percepciones extraordinarias** | **0** |
| a) Potenciación de seguro de vida institucional y pago extraordinario por riesgo | 0 |

El impuesto se determinó conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.
Se consideró la estimación de 5 quinquenios.

**ANEXO 23.14.4. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)**

| NIVEL JERÁRQUICO: HA1 | Remuneración Total |
|---|---|
| **REMUNERACIÓN TOTAL ANUAL NETA (RTA)** | **1,680,481** |
| Impuesto sobre la renta | 647,211 |
| Percepción bruta anual | 2,327,692 |
| **I. Percepciones ordinarias:** | **2,327,692** |
| **a) Sueldos y salarios:** | **1,963,812** |
| I) Sueldo base | 350,748 |
| II) Compensación garantizada | 1,613,064 |
| **b) Prestaciones:** | **363,880** |
| I) Aportaciones de seguridad social | 70,607 |
| II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) | 20,971 |
| III) Prima vacacional | 9,743 |
| IV) Aguinaldo (sueldo base) | 38,972 |
| V) Gratificación de fin de año (Compensación garantizada) | 179,229 |
| VI) Prima quinquenal (antigüedad) | 3,420 |
| VII) Ayuda para despensa | 13,020 |
| VIII) Seguro de vida institucional | 27,493 |
| IX) Seguro colectivo de retiro | 425 |
| X) Seguro de gastos médicos mayores | 0 |

| | |
|---|---|
| XI) Seguro de separación individualizado | 0 |
| XII) Apoyo económico para adquisición de vehículo | 0 |
| **II. Percepciones extraordinarias** | **0** |
| a) Potenciación de seguro de vida institucional y pago extraordinario por riesgo | 0 |

El impuesto se determinó conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta.

Se consideró la estimación de 5 quinquenios.

### ANEXO 23.15. TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA

### ANEXO 23.15.1. REMUNERACIÓN TOTAL ANUAL MAGISTRADO PRESIDENTE DEL TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA (pesos)

| | **Remuneración Total** |
|---|---|
| **Remuneraciones Totales Anuales Netas** | **1,693,791** |
| **Impuesto sobre la renta retenido** | **793,209** |
| **Percepción Ordinaria Bruta Anual** | **2,487,000** |
| Sueldos, Salarios, y Compensación | 1,998,773 |
| Sueldo Base | 404,569 |
| Compensación Garantizada | 1,594,204 |
| Prestaciones económicas | 91,355 |
| Prima Vacacional | 11,238 |
| Prima Quinquenal | 2,568 |
| Ayuda de Depensa | 9,777 |
| SECORE | 451 |
| Aportaciones Patronales de Seguridad Social | 52,055 |
| Ahorro Solidario | 15,266 |
| Aguinaldo | 67,101 |
| Gratificación | 283,414 |
| Prestaciones Especie | 46,357 |
| Seguro de Vida Institucional | 27,934 |
| Seguro de Gastos Médicos Mayores | 18,423 |

**Notas:**

1) En términos del artículo 5 del DECRETO por el que se abroga la Ley Federal de Remuneraciones de los Servidores Públicos, Reglamentaria de los artículos 75 y 127 de la Constitución Política de los Estados Unidos Mexicanos, publicada en el Diario Oficial de la Federación el 5 de noviembre de 2018, y se expide la Ley Federal de Remuneraciones de los Servidores Públicos, no se incluyen los recursos percibidos, en su caso, por concepto de pensiones o haberes de retiro, así como por servicios de seguridad.

### ANEXO 23.15.2. REMUNERACIÓN ORDINARIA TOTAL LÍQUIDA MENSUAL NETA DEL MAGISTRADO PRESIDENTE DEL TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA (pesos)

| | **Remuneración Total** |
|---|---|
| **Remuneración Ordinaria Total Líquida Mensual Neta** | **113,989** |
| Impuesto Sobre la Renta Retenido, y deducciones de Seguridad Social | 53,642 |
| **Percepción Ordinaria Bruta Liquida Mensual** | 167,631 |
| a) Sueldos y Salarios | 166,564 |
| i) Sueldo Base | 33,714 |
| ii) Compensación Garantizada | 132,850 |
| b) Prestaciones | 1,066 |

| | |
|---|---|
| i) Prima Quinquenal | 214 |
| ii) Ayuda para Despensa | 815 |
| iii) Seguro Colectivo de Retiro | 38 |

Notas:

1) En términos del artículo 5 del DECRETO por el que se abroga la Ley Federal de Remuneraciones de los Servidores Públicos, Reglamentaria de los artículos 75 y 127 de la Constitución Política de los Estados Unidos Mexicanos, publicada en el Diario Oficial de la Federación el 5 de noviembre de 2018, y se expide la Ley Federal de Remuneraciones de los Servidores Públicos, no se incluyen los recursos percibidos, en su caso, por concepto de pensiones o haberes de retiro, así como por servicios de seguridad.

**ANEXO 23.15.3. LÍMITES MÍNIMOS Y MÁXIMOS DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA (pesos)**

| Grupo | Sueldos y salarios [1] | | Prestaciones (En efectivo y en especie) [2] | | Percepción Ordinaria Total | | Percepción Ordinaria Total Neta | |
|---|---|---|---|---|---|---|---|---|
| | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo | Mínimo | Máximo |
| Magistrado Presidente | | 166,564 | | 40,685 | | 207,250 | | 141,149 |
| Magistrado Presidente de Sección | | 166,564 | | 36,496 | | 203,060 | | 138,296 |
| Magistrado de Sala Superior y Junta de Gobierno | | 166,564 | | 36,496 | | 203,060 | | 138,296 |
| Magistrado de Sala Regional | | 165,814 | | 36,246 | | 202,060 | | 137,966 |
| Titular | | 163,387 | | 37,673 | | 201,060 | | 137,636 |
| Jefe de Unidad u Homólogo | | 149,953 | | 41,399 | | 191,352 | | 130,119 |
| Director General o Coordinador Funcional | 108,512 | 141,575 | 31,205 | 39,498 | 139,717 | 181,073 | 170,921 | 123,130 |
| Director General Jurisdiccional | | 118,382.000 | | 33,076.405 | | 151,458.405 | | 102,991.715 |
| Secretario de Acuerdos | 58,030.000 | 99,512.000 | 17,812.127 | 26,171.073 | 75,842.127 | 125,683.073 | 93,654.255 | 85,464.489 |
| Titular de Unidad Funcional | 58,030.000 | 94,382.000 | 17,812.127 | 25,109.269 | 75,842.127 | 119,491.269 | 93,654.255 | 81,254.063 |
| Coordinador Jurisdiccional | 66,428.000 | 75,091.000 | 19,234.749 | 20,702.261 | 85,662.749 | 95,793.261 | 104,897.497 | 65,139.417 |
| Director de Área | 58,030.000 | 82,954.000 | 17,812.127 | 22,597.747 | 75,842.127 | 105,551.747 | 93,654.255 | 71,775.188 |
| Subdirector de Área | 31,348.000 | 56,984.000 | 12,292.215 | 17,634.935 | 43,640.215 | 74,618.935 | 55,932.429 | 50,740.876 |
| Coordinador Adjunto | 24,858.000 | 40,751.000 | 11,192.809 | 14,187.896 | 36,050.809 | 54,938.896 | 47,243.617 | 37,358.450 |
| Actuario | 27,830.000 | 31,348.000 | 11,696.265 | 12,292.215 | 39,526.265 | 43,640.215 | 51,222.531 | 29,675.346 |
| Jefe de Departamento | 24,858.000 | 27,830.000 | 11,192.809 | 11,696.265 | 36,050.809 | 39,526.265 | 47,243.617 | 26,877.861 |
| Oficial Jurisdiccional | 27,530.000 | 27,830.000 | 11,645.445 | 11,696.265 | 39,175.445 | 39,526.265 | 50,820.891 | 26,877.861 |
| Operador de Servicios | | 24,858.000 | | 11,192.809 | | 36,050.809 | | 24,514.550 |
| Oficial de Partes | 18,446.000 | 20,205.000 | 10,106.616 | 10,404.590 | 28,552.616 | 30,609.590 | 38,659.232 | 20,814.522 |
| Enlace * | 14,706.000 | 20,205.000 | 9,473.060 | 10,404.590 | 24,179.060 | 30,609.590 | 33,652.120 | 20,814.522 |
| Operativo ** | 10,530.000 | 12,864.000 | 12,218.000 | 12,577.000 | 22,748.000 | 25,441.000 | 34,966.000 | 17,299.880 |

*Se consideran puestos de enlace en la categoría jurisdiccional: Secretaria o Secretario de Magistrado, Secretaria o Secretario Parlamentario, Oficial de Actuaría, Oficial de Partes, Archivista, Técnico Jurisdiccional. Asimismo, se consideran puestos de enlace en la categoría funcional: Profesional Administrativo, Secretaria o Secretario de Titular de Área, Analista Administrativo, Técnico en Administración, Técnico en Informática.

**Son puestos operativos en la categoría jurisdiccional: Secretaria o Secretario de Secretario de Acuerdos de Sala Superior, Secretaria o Secretario de Actuario, Secretaria o Secretario de Secretario de Acuerdos de Sala Regional, Secretaria o Secretario Jurisdiccional, Auxiliar de Sala o Área. Asimismo, son puestos operativos de la categoría funcional: Apoyo de servicios Administrativos, Auxiliar de sala o área.

1) En cumplimiento a lo establecido en los artículos 127 fracción III de la Constitución Política de los Estados Unidos Mexicanos, y 1,3, 6, 9, 15, Fracción IV, 22, y 23, del DECRETO por el que se abroga la Ley Federal de Remuneraciones de los Servidores Públicos, Reglamentaria de los artículos 75 y 127 de la Constitución Política de los Estados Unidos Mexicanos, publicada en el Diario Oficial de la Federación el 5 de noviembre de 2018, y se expide la Ley Federal de Remuneraciones de los Servidores Públicos, se prevé la Remuneración del Titular del Tribunal Federal de Justicia Administrativa, con vigencia a partir del 1 de enero de 2022, con un excedente de la remuneración establecida para el Presidente de la República en el Presupuesto de Egresos de la Federación. Lo anterior, considerando que conforme al artículo 15, fracción IV de la Ley de Remuneraciones, hay trabajo de alta especialización cuando se cumplan los supuestos siguientes:

a) Se desempeña un trabajo determinado así por la acreditación de competencias o capacidades específicas o el cumplimiento de un determinado perfil, y

b) Corresponde satisfacer evaluaciones dentro de un proceso de selección o promoción.

En este sentido, el artículo 45 de la Ley Orgánica del Tribunal Federal de Justicia Administrativa, establece el cumplimiento de un perfil jurídico específico para Magistrado que, entre otras, comprende:

- Contar con buena reputación y haberse distinguido por su honorabilidad, competencia y excelencia profesional en el ejercicio de la actividad jurídica;

- Ser licenciado en derecho con título registrado, expedido cuando menos diez años antes del nombramiento, y

- Contar como mínimo con ocho años de experiencia en materia fiscal, administrativa o en materia de fiscalización, responsabilidades administrativas, hechos de corrupción o rendición de cuentas.

Adicionalmente, el artículo 43 de la Ley Orgánica del Tribunal Federal de Justicia Administrativa, establece que el nombramiento de las y los Magistrados se realiza mediante el mecanismo para su designación por el Presidente de la República, y su posterior ratificación por el voto de las dos terceras partes (en caso de Sala Superior) o por mayoría (en los demás casos) de los miembros presentes del Senado de la República. Aunado a la justificación de la idoneidad de las propuestas, dónde se hace constar la trayectoria profesional y académica de la persona propuesta.

2) En términos del artículo 5 del DECRETO por el que se abroga la Ley Federal de Remuneraciones de los Servidores Públicos, Reglamentaria de los artículos 75 y 127 de la Constitución Política de los Estados Unidos Mexicanos, publicada en el Diario Oficial de la Federación el 5 de noviembre de 2018, y se expide la Ley Federal de Remuneraciones de los Servidores Públicos, no se incluyen los recursos percibidos, en su caso, por concepto de pensiones o haberes de retiro, así como por servicios de seguridad.

**ANEXO 24. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)**

| | | Incremento a las percepciones | Creación de plazas | Otras medidas de carácter económico, laboral y contingente | Total |
|---|---|---|---|---|---|
| | | I | II | III | |
| **Ramos Generales** | | | | | |
| **25** | **Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos** | **10,171,803,674** | **650,000,000** | **5,657,237,834** | **16,479,041,508** |
| | Autoridad Educativa Federal en la Ciudad de México | 1,001,605,949 | 0 | 2,709,605,266 | 3,711,211,215 |
| | Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo | 9,037,823,427 | 650,000,000 | 2,909,522,996 | 12,597,346,423 |
| | Fondo de Aportaciones para la Educación Tecnológica y de Adultos | 132,374,298 | 0 | 38,109,572 | 170,483,870 |
| **33** | **Aportaciones Federales para Entidades Federativas y Municipios** | **1,908,997,437** | **0** | **445,827,280** | **2,354,824,717** |
| | Fondo de Aportaciones para los Servicios de | 1,908,997,437 | 0 | 445,827,280 | 2,354,824,717 |

| | | | | |
|---|---|---|---|---|
| Salud | | | | |

**ANEXO 25. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN**

| | |
|---|---|
| **08 Agricultura y Desarrollo Rural** | |
| | Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V. |
| | Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA) |
| | Sanidad e Inocuidad Agroalimentaria |
| | Precios de Garantía a Productos Alimentarios Básicos |
| | Fertilizantes |
| | Producción para el Bienestar |
| | Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura |
| **11 Educación Pública** | |
| | Programa de Becas de Educación Básica para el Bienestar Benito Juárez |
| | Programa de Becas Elisa Acuña |
| | Programa para el Desarrollo Profesional Docente |
| | Programa de Cultura Física y Deporte |
| | Programa Nacional de Inglés |
| | Programa Nacional de Reconstrucción |
| | Jóvenes Escribiendo el Futuro |
| | Fortalecimiento de los Servicios de Educación Especial (PFSEE) |
| | Atención de Planteles Federales de Educación Media Superior con estudiantes con discapacidad (PAPFEMS) |
| | Fortalecimiento a la Excelencia Educativa |
| | Beca Universal para Estudiantes de Educación Media Superior Benito Juárez |
| | La Escuela es Nuestra 1/ |
| | Expansión de la Educación Inicial 1/ |
| **12 Salud** | |
| | Programa de Atención a Personas con Discapacidad |
| | Fortalecimiento a la atención médica |
| | Programa Nacional de Reconstrucción |
| **14 Trabajo y Previsión Social** | |
| | Programa de Apoyo al Empleo (PAE) |
| | Jóvenes Construyendo el Futuro |
| **15 Desarrollo Agrario, Territorial y Urbano** | |
| | Programa de Vivienda Social |
| | Programa para Regularizar Asentamientos Humanos |
| | Programa de Mejoramiento Urbano (PMU) |
| | Programa Nacional de Reconstrucción |
| **16 Medio Ambiente y Recursos Naturales** | |
| | Programa de Conservación para el Desarrollo Sostenible |
| | Agua Potable, Drenaje y Tratamiento |
| | Programa de Apoyo a la Infraestructura Hidroagrícola |
| | Apoyos para el Desarrollo Forestal Sustentable |
| **19 Aportaciones a Seguridad Social** | |
| | Programa IMSS-BIENESTAR |
| **20 Bienestar** | |
| | Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF) |

| | |
|---|---|
| | Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras |
| | Pensión para el Bienestar de las Personas Adultas Mayores |
| | Pensión para el Bienestar de las Personas con Discapacidad Permanente |
| | Sembrando Vida |
| **38 Consejo Nacional de Ciencia y Tecnología** | |
| | Becas de posgrado y apoyos a la calidad |
| | Sistema Nacional de Investigadores |
| **47 Entidades no Sectorizadas** | |
| | Fortalecimiento a la Transversalidad de la Perspectiva de Género |
| | Programa de Apoyo a la Educación Indígena |
| | Programa para el Bienestar Integral de los Pueblos Indígenas |
| **48 Cultura** | |
| | Programas del Fondo Nacional de Fomento a las Artesanías (FONART) |
| | Programa de Apoyos a la Cultura |
| | Programa Nacional de Reconstrucción |
| | Programa Nacional de Becas Artísticas y Culturales |

1/ Programas sujetos a lo previsto en el transitorio Vigésimo Primero.

**ANEXO 26. PRINCIPALES PROGRAMAS**

| | |
|---|---|
| **04 Gobernación** | |
| | Política y servicios migratorios |
| | Promover la Protección de los Derechos Humanos y Prevenir la Discriminación |
| | Registro e Identificación de Población |
| | Determinación, ejecución y seguimiento a las acciones de búsqueda de Personas Desaparecidas y No Localizadas |
| **08 Agricultura y Desarrollo Rural** | |
| | Precios de Garantía a Productos Alimentarios Básicos |
| | Fertilizantes |
| | Producción para el Bienestar |
| | Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V. |
| | Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA) |
| | Sanidad e Inocuidad Agroalimentaria |
| | Adquisición de leche nacional |
| | Programa de Fomento a la Agricultura, Ganadería, Pesca y Acuicultura |
| **09 Infraestructura, Comunicaciones y Transportes** | |
| | Proyectos de construcción de carreteras |
| | Proyectos Ferroviarios para Transporte de Carga y Pasajeros |
| | Reconstrucción y Conservación de Carreteras |
| | Conservación de infraestructura de caminos rurales y carreteras alimentadoras |
| | Proyectos de construcción de carreteras alimentadoras y caminos rurales |
| **11 Educación Pública** | |
| | Jóvenes Escribiendo el Futuro |
| | Beca Universal para Estudiantes de Educación Media Superior Benito Juárez |
| | Universidades para el Bienestar Benito Juárez García |
| | Servicios de Educación Media Superior |
| | Servicios de Educación Superior y Posgrado |

| | |
|---|---|
| | Desarrollo Cultural |
| | Investigación científica y desarrollo tecnológico |
| | Educación Inicial y Básica Comunitaria |
| | Programa de Becas de Educación Básica para el Bienestar Benito Juárez |
| | Subsidios para organismos descentralizados estatales |
| | Programa de Cultura Física y Deporte |
| | La Escuela es Nuestra |
| **12 Salud** | |
| | Atención a la Salud y Medicamentos Gratuitos para la Población sin Seguridad Social Laboral |
| | Atención a la Salud |
| | Prevención y atención contra las adicciones |
| | Salud materna, sexual y reproductiva |
| | Fortalecimiento a la atención médica |
| | Prevención y atención de VIH/SIDA y otras ITS |
| | Programa de vacunación |
| | Programa de Atención a Personas con Discapacidad |
| **14 Trabajo y Previsión Social** | |
| | Jóvenes Construyendo el Futuro |
| **15 Desarrollo Agrario, Territorial y Urbano** | |
| | Programa Nacional de Reconstrucción |
| | Programa de Mejoramiento Urbano (PMU) |
| | Programa de Vivienda Social |
| **16 Medio Ambiente y Recursos Naturales** | |
| | Protección Forestal |
| | Programa de Conservación para el Desarrollo Sostenible |
| | Agua Potable, Drenaje y Tratamiento |
| | Infraestructura de agua potable, alcantarillado y saneamiento |
| | Infraestructura para la Protección de Centros de Población y Áreas Productivas |
| | Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado |
| | Operación y mantenimiento de infraestructura hídrica |
| **20 Bienestar** | |
| | Pensión para el Bienestar de las Personas Adultas Mayores |
| | Pensión para el Bienestar de las Personas con Discapacidad Permanente |
| | Sembrando Vida |
| | Programa de Apoyo para el Bienestar de las Niñas y Niños, Hijos de Madres Trabajadoras |
| **21 Turismo** | |
| | Fomento y promoción de la inversión en el sector turístico |
| | Proyectos de Transporte Masivo de Pasajeros |
| **36 Seguridad y Protección Ciudadana** | |
| | Administración del sistema federal penitenciario |
| | Coordinación del Sistema Nacional de Protección Civil |
| | Operación de la Guardia Nacional para la prevención, investigación y persecución de delitos |
| **38 Consejo Nacional de Ciencia y Tecnología** | |
| | Becas de posgrado y apoyos a la calidad |
| | Sistema Nacional de Investigadores |
| | Programas nacionales estratégicos de ciencia, tecnología y vinculación con el sector social, público y privado |
| **47 Entidades no Sectorizadas** | |

| | |
|---|---|
| | Corredor Interoceánico del Istmo de Tehuantepec |
| | Programas del Instituto Nacional de los Pueblos Indígenas |
| **48 Cultura** | |
| | Desarrollo Cultural |
| | Protección y conservación del Patrimonio Cultural |
| | Servicios educativos culturales y artísticos |

**ANEXO 27. PROGRAMA NACIONAL DE RECONSTRUCCIÓN (millones de pesos)**

| | |
|---|---|
| Educación | 203.8 |
| Salud | 277.8 |
| Desarrollo Agrario, Territorial y Urbano | 1,128.6 |
| Cultura | 332.8 |
| **TOTAL** | **1,943.0** |

**ANEXO 28. CONSERVACIÓN Y MANTENIMIENTO CARRETERO (pesos)**

| ESTADO | CONSERVACIÓN DE INFRAESTRUCTURA CARRETERA | CONSERVACIÓN Y ESTUDIOS Y PROYECTOS DE CAMINOS RURALES Y CARRETERAS ALIMENTADORAS |
|---|---|---|
| | | |
| Oaxaca | 0 | 3,423,200,000 |
| No Distribuible Geográficamente | 8,600,000,000 | 1,130,094,518 |
| **TOTAL** | **8,600,000,000** | **4,553,294,518** |

**ANEXO 29. SUBSIDIOS PARA ORGANISMOS DESCENTRALIZADOS ESTATALES (pesos)**

| | MONTO |
|---|---|
| **U006 Subsidios para organismos descentralizados estatales (UR 511)** | **67,474,322,363** |
| Aguascalientes | 937,952,068 |
| Baja California | 1,858,790,580 |
| Baja California Sur | 529,252,632 |
| Campeche | 1,046,662,928 |
| Chiapas | 1,505,514,830 |
| Chihuahua | 2,202,656,399 |
| Coahuila | 1,563,266,349 |
| Colima | 1,704,949,280 |
| Durango | 1,500,706,069 |
| Estado de México | 2,387,341,806 |
| Guanajuato | 1,997,879,763 |
| Guerrero | 2,173,439,839 |
| Hidalgo | 1,530,085,078 |
| Jalisco | 6,614,363,034 |
| Michoacán | 2,188,587,798 |
| Morelos | 1,371,470,685 |
| Nayarit | 1,585,930,193 |
| Nuevo León | 5,995,209,165 |

| | |
|---|---|
| Oaxaca | 1,320,276,755 |
| Puebla | 4,749,213,748 |
| Querétaro | 1,565,025,024 |
| Quintana Roo | 333,155,814 |
| San Luis Potosí | 2,205,431,689 |
| Sinaloa | 5,006,059,399 |
| Sonora | 2,295,508,125 |
| Tabasco | 1,375,993,440 |
| Tamaulipas | 2,475,646,895 |
| Tlaxcala | 720,150,819 |
| Veracruz | 2,849,662,524 |
| Yucatán | 2,190,575,228 |
| Zacatecas | 1,693,564,407 |

**ANEXO 29.1 CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (pesos)**

| | **MONTO** |
|---|---|
| **S247 Programa para el Desarrollo Profesional Docente (Universidades Interculturales)** | **90,602,223** |
| | |
| Universidad Intercultural de Chiapas | 11,428,906 |
| Universidad Intercultural del Estado de México | 15,095,249 |
| Universidad Intercultural del Estado de Tabasco | 13,808,297 |
| Universidad Intercultural del Estado de Puebla | 9,586,965 |
| Universidad Intercultural Indígena de Michoacán | 8,718,162 |
| Universidad Intercultural del Estado de Guerrero | 3,736,360 |
| Universidad Intercultural Maya de Quintana Roo | 12,685,193 |
| Universidad Intercultural Veracruzana | 1,866,341 |
| Universidad Autónoma Indígena de México 1/ | 11,603,376 |
| Universidad Autónoma Intercultural del Estado de Hidalgo | 1,036,687 |
| Universidad Autónoma Intercultural de San Luis Potosí | 1,036,687 |

1/ Para efectos comparativos, la Universidad Autónoma Indígena de México se reportó en los ejercicios fiscales anteriores como la Universidad Autónoma Intercultural de Sinaloa.

**ANEXO 30. PROGRAMA HIDRÁULICO: SUBSIDIOS PARA ACCIONES EN MATERIA DE AGUA (pesos)**

| Estado | Subsidios Administración del Agua y Agua Potable | Subsidios Hidroagricolas |
|---|---|---|
| Aguascalientes | 18,826,965 | 9,033,823 |
| Baja California | 59,319,068 | 33,624,108 |
| Baja California Sur | 33,900,017 | 10,734,551 |
| Campeche | 42,866,163 | 27,335,195 |
| Coahuila | 34,019,663 | 17,436,404 |
| Colima | 15,114,096 | 10,510,816 |
| Chiapas | 86,051,541 | 142,549,401 |
| Chihuahua | 62,926,848 | 46,015,133 |
| Ciudad de México | 76,443,712 | 13,820,431 |
| Durango | 60,640,967 | 20,380,794 |
| Guanajuato | 93,652,461 | 96,589,895 |

| | | | |
|---|---|---|---|
| Guerrero | | 120,339,669 | 109,030,127 |
| Hidalgo | | 59,694,552 | 50,968,749 |
| Jalisco | | 81,113,826 | 37,183,956 |
| Estado de México | | 179,202,691 | 35,218,048 |
| Michoacán | | 79,466,129 | 73,195,491 |
| Morelos | | 59,370,767 | 31,314,113 |
| Nayarit | | 40,929,401 | 13,745,420 |
| Nuevo León | | 64,155,719 | 16,978,104 |
| Oaxaca | | 86,825,621 | 58,260,460 |
| Puebla | | 97,127,495 | 77,656,546 |
| Querétaro | | 47,872,756 | 13,536,365 |
| Quintana Roo | | 39,230,112 | 47,730,307 |
| San Luis Potosí | | 73,309,810 | 52,771,955 |
| Sinaloa | | 58,184,857 | 151,748,382 |
| Sonora | | 66,364,404 | 94,532,162 |
| Tabasco | | 59,741,126 | 35,523,472 |
| Tamaulipas | | 70,984,155 | 103,787,336 |
| Tlaxcala | | 18,197,904 | 5,525,286 |
| Veracruz | | 117,049,163 | 101,577,469 |
| Yucatán | | 50,869,967 | 78,132,003 |
| Zacatecas | | 45,484,054 | 12,132,694 |
| No Distribuible Geográficamente | | 60,676,352 | 0 |
| **TOTAL** | | **2,159,952,031** | **1,628,578,996** |

**ANEXO 31. ANEXO TRANSVERSAL ANTICORRUPCIÓN (pesos)**

| Ramo / Denominación<br>Unidad Responsable | Ejes | | | | MONTO |
|---|---|---|---|---|---|
| | 1. Combatir la corrupción y la impunidad | 2. Combatir la arbitrariedad y el abuso de poder | 3. Promover la mejora de la gestión pública y de los puntos de contacto gobierno-sociedad | 4. Involucrar a la sociedad y el sector privado | |
| **Total** | **2,659,525,983** | **737,842,707** | **47,572,299** | **87,097,950** | **3,532,038,939** |
| **03 Poder Judicial** | **986,364,217** | **546,997,178** | | **43,538,784** | **1,576,900,179** |
| Consejo de la Judicatura Federal | 986,364,217 | 546,997,178 | | 43,538,784 | 1,576,900,179 |
| **06 Hacienda y Crédito Público** | **327,570,853** | | | | **327,570,853** |
| Unidad de Inteligencia Financiera | 157,712,373 | | | | 157,712,373 |
| Subprocuraduría Fiscal Federal de Investigaciones | 79,331,415 | | | | 79,331,415 |
| Comisión Nacional Bancaria y de Valores | 8,468,457 | | | | 8,468,457 |
| Servicio de Administración Tributaria | 82,058,608 | | | | 82,058,608 |
| **27 Función Pública** | **909,033,123** | **173,548,203** | **28,832,949** | **36,199,990** | **1,147,614,264** |
| **32 Tribunal Federal de Justicia Administrativa** | **135,219,510** | | | | **135,219,510** |
| **44 Instituto Nacional de Transparencia, Acceso a la Información y Protección** | **7,186,642** | **13,853,711** | **18,345,089** | **7,359,176** | **46,744,618** |

| | | | | | |
|---|---|---|---|---|---|
| **de Datos Personales** | | | | | |
| **47 Entidades no Sectorizadas** | **119,359,302** | **3,443,616** | **394,261** | | **123,197,179** |
| Secretaría Ejecutiva del Sistema Nacional Anticorrupción | 119,359,302 | 3,443,616 | 394,261 | | 123,197,179 |
| **49 Fiscalía General de la República** | **174,792,336** | | | | **174,792,336** |
| Fiscalía Especializada en Combate a la Corrupción | 174,792,336 | | | | 174,792,336 |

ANEXO 32. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

| | | PROYECTO PEF | REDUCCIONES | AMPLIACIONES | REASIGNACIONES | PEF APROBADO |
|---|---|---|---|---|---|---|
| **A: RAMOS AUTÓNOMOS** | | **139,232,606,644** | **8,038,000,000** | **125,000,000** | **-7,913,000,000** | **131,319,606,644** |
| **Gasto Programable** | | | | | | |
| 01 | Poder Legislativo | 15,012,582,403 | 125,000,000 | 125,000,000 | 0 | 15,012,582,403 |
| | Cámara de Senadores | 4,313,382,346 | 0 | 125,000,000 | 125,000,000 | 4,438,382,346 |
| | Cámara de Diputados | 8,170,988,978 | 125,000,000 | 0 | -125,000,000 | 8,045,988,978 |
| | Auditoría Superior de la Federación | 2,528,211,079 | 0 | 0 | 0 | 2,528,211,079 |
| 03 | Poder Judicial | 76,723,020,424 | 3,000,000,000 | 0 | -3,000,000,000 | 73,723,020,424 |
| | Suprema Corte de Justicia de la Nación | 5,349,902,847 | 65,000,000 | 0 | -65,000,000 | 5,284,902,847 |
| | Consejo de la Judicatura Federal | 68,575,979,577 | 2,935,000,000 | 0 | -2,935,000,000 | 65,640,979,577 |
| | Tribunal Electoral del Poder Judicial de la Federación | 2,797,138,000 | 0 | 0 | 0 | 2,797,138,000 |
| 22 | Instituto Nacional Electoral | 24,649,593,972 | 4,913,000,000 | 0 | -4,913,000,000 | 19,736,593,972 |
| 35 | Comisión Nacional de los Derechos Humanos | 1,722,324,772 | 0 | 0 | 0 | 1,722,324,772 |
| 41 | Comisión Federal de Competencia Económica | 616,125,143 | 0 | 0 | 0 | 616,125,143 |
| 43 | Instituto Federal de Telecomunicaciones | 1,560,000,000 | 0 | 0 | 0 | 1,560,000,000 |
| 44 | Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales | 982,905,153 | 0 | 0 | 0 | 982,905,153 |
| 49 | Fiscalía General de la República | 17,966,054,777 | 0 | 0 | 0 | 17,966,054,777 |
| **RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA** | | **11,115,300,004** | **0** | **0** | **0** | **11,115,300,004** |
| | Instituto Nacional de Estadística y Geografía | 11,115,300,004 | 0 | 0 | 0 | 11,115,300,004 |
| **RAMO: 32 Tribunal Federal de Justicia Administrativa** | | **2,986,075,575** | **0** | **0** | **0** | **2,986,075,575** |
| | Tribunal Federal de Justicia Administrativa | 2,986,075,575 | 0 | 0 | 0 | 2,986,075,575 |

| | | | | | | |
|---|---|---|---|---|---|---|
| **B: RAMOS ADMINISTRATIVOS** | | **1,506,190,418,934** | **0** | **7,913,000,000** | **7,913,000,000** | **1,514,103,418,934** |
| **Gasto Programable** | | | | | | |
| 02 | Oficina de la Presidencia de la República | 833,863,400 | 0 | 0 | 0 | 833,863,400 |
| 04 | Gobernación | 6,218,678,962 | 0 | 0 | 0 | 6,218,678,962 |
| 05 | Relaciones Exteriores | 8,508,931,721 | 0 | 560,000,000 | 560,000,000 | 9,068,931,721 |
| 06 | Hacienda y Crédito Público | 21,370,912,383 | 0 | 0 | 0 | 21,370,912,383 |
| 07 | Defensa Nacional | 104,107,905,551 | 0 | 0 | 0 | 104,107,905,551 |
| 08 | Agricultura y Desarrollo Rural | 53,088,965,938 | 0 | 2,700,000,000 | 2,700,000,000 | 55,788,965,938 |
| 09 | Infraestructura, Comunicaciones y Transportes | 65,553,589,581 | 0 | 0 | 0 | 65,553,589,581 |
| 10 | Economía | 3,586,716,123 | 0 | 0 | 0 | 3,586,716,123 |
| 11 | Educación Pública | 364,484,046,855 | 0 | 116,000,000 | 116,000,000 | 364,600,046,855 |
| 12 | Salud | 192,368,336,401 | 0 | 1,580,000,000 | 1,580,000,000 | 193,948,336,401 |
| 13 | Marina | 37,750,191,112 | 0 | 0 | 0 | 37,750,191,112 |
| 14 | Trabajo y Previsión Social | 24,884,375,970 | 0 | 500,000,000 | 500,000,000 | 25,384,375,970 |
| 15 | Desarrollo Agrario, Territorial y Urbano | 12,868,470,195 | 0 | 0 | 0 | 12,868,470,195 |
| 16 | Medio Ambiente y Recursos Naturales | 40,795,855,575 | 0 | 0 | 0 | 40,795,855,575 |
| 18 | Energía | 47,057,724,667 | 0 | 0 | 0 | 47,057,724,667 |
| 20 | Bienestar | 296,858,515,989 | 0 | 2,457,000,000 | 2,457,000,000 | 299,315,515,989 |
| 21 | Turismo | 65,670,998,944 | 0 | 0 | 0 | 65,670,998,944 |
| 27 | Función Pública | 1,446,265,154 | 0 | 0 | 0 | 1,446,265,154 |
| 31 | Tribunales Agrarios | 841,831,136 | 0 | 0 | 0 | 841,831,136 |
| 36 | Seguridad y Protección Ciudadana | 93,379,484,115 | 0 | 0 | 0 | 93,379,484,115 |
| 37 | Consejería Jurídica del Ejecutivo Federal | 147,283,767 | 0 | 0 | 0 | 147,283,767 |
| 38 | Consejo Nacional de Ciencia y Tecnología | 29,564,150,670 | 0 | 0 | 0 | 29,564,150,670 |
| 45 | Comisión Reguladora de Energía | 256,509,841 | 0 | 0 | 0 | 256,509,841 |
| 46 | Comisión Nacional de Hidrocarburos | 222,860,839 | 0 | 0 | 0 | 222,860,839 |
| 47 | Entidades no Sectorizadas | 19,295,464,028 | 0 | 0 | 0 | 19,295,464,028 |
| 48 | Cultura | 15,028,490,017 | 0 | 0 | 0 | 15,028,490,017 |
| **C: RAMOS GENERALES** | | **3,785,991,340,661** | **0** | **0** | **0** | **3,785,991,340,661** |
| **Gasto Programable** | | | | | | |
| 19 | Aportaciones a Seguridad Social | 1,092,011,751,628 | 0 | 0 | 0 | 1,092,011,751,628 |
| 23 | Provisiones Salariales y | 134,623,035,206 | 0 | 0 | 0 | 134,623,035,206 |

| | | | | | |
|---|---|---|---|---|---|
| | Económicas | | | | |
| 25 | Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos | 60,244,832,605 | 0 | 0 | 0 | 60,244,832,605 |
| | Previsiones para servicios personales para los servicios de educación básica en la Ciudad de México, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos | 16,479,041,508 | 0 | 0 | 0 | 16,479,041,508 |
| | Aportaciones para los servicios de educación básica y normal en la Ciudad de México | 43,765,791,097 | 0 | 0 | 0 | 43,765,791,097 |
| 33 | Aportaciones Federales para Entidades Federativas y Municipios | 830,299,613,382 | 0 | 0 | 0 | 830,299,613,382 |
| | Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE): | 424,326,249,225 | 0 | 0 | 0 | 424,326,249,225 |
| | Servicios Personales | 386,413,926,577 | 0 | 0 | 0 | 386,413,926,577 |
| | Otros de Gasto Corriente | 10,749,607,402 | 0 | 0 | 0 | 10,749,607,402 |
| | Gasto de Operación | 15,796,806,110 | 0 | 0 | 0 | 15,796,806,110 |
| | Fondo de Compensación | 11,365,909,136 | 0 | 0 | 0 | 11,365,909,136 |
| | Fondo de Aportaciones para los Servicios de Salud | 117,537,248,258 | 0 | 0 | 0 | 117,537,248,258 |
| | Fondo de Aportaciones para la Infraestructura Social, que se distribuye en: | 94,321,009,825 | 0 | 0 | 0 | 94,321,009,825 |
| | Entidades | 11,433,075,675 | 0 | 0 | 0 | 11,433,075,675 |
| | Municipal y de las Demarcaciones Territoriales del Distrito Federal | 82,887,934,150 | 0 | 0 | 0 | 82,887,934,150 |
| | Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal | 95,547,846,713 | 0 | 0 | 0 | 95,547,846,713 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de: | 30,353,958,250 | 0 | 0 | 0 | 30,353,958,250 |
| | Asistencia Social | 13,962,820,795 | 0 | 0 | 0 | 13,962,820,795 |
| | Infraestructura Educativa | 16,391,137,455 | 0 | 0 | 0 | 16,391,137,455 |
| | Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de: | 8,019,426,362 | 0 | 0 | 0 | 8,019,426,362 |
| | Educación Tecnológica | 5,102,320,704 | 0 | 0 | 0 | 5,102,320,704 |
| | Educación de Adultos | 2,917,105,658 | 0 | 0 | 0 | 2,917,105,658 |
| | Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal | 7,988,049,749 | 0 | 0 | 0 | 7,988,049,749 |
| | Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas | 52,205,825,000 | 0 | 0 | 0 | 52,205,825,000 |
| **Gasto No Programable** | | | | | | |
| 24 | Deuda Pública | 580,638,169,858 | 0 | 0 | 0 | 580,638,169,858 |
| 28 | Participaciones a Entidades Federativas y Municipios | 1,019,490,037,082 | 0 | 0 | 0 | 1,019,490,037,082 |
| 29 | Erogaciones para las Operaciones y Programas de Saneamiento Financiero | 0 | 0 | 0 | 0 | 0 |
| 30 | Adeudos de Ejercicios Fiscales Anteriores | 30,000,000,000 | 0 | 0 | 0 | 30,000,000,000 |
| 34 | Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca | 38,683,900,900 | 0 | 0 | 0 | 38,683,900,900 |
| | Obligaciones incurridas a través de los programas de apoyo a deudores | 23,268,500,900 | 0 | 0 | 0 | 23,268,500,900 |
| | Obligaciones surgidas de los programas de apoyo a ahorradores | 15,415,400,000 | 0 | 0 | 0 | 15,415,400,000 |
| **D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO** | | **1,407,789,387,103** | **0** | **0** | **0** | **1,407,789,387,103** |
| **Gasto Programable** | | | | | | |
| GYN | Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado | 396,948,621,994 | 0 | 0 | 0 | 396,948,621,994 |

| | | | | | | |
|---|---|---|---|---|---|---|
| GYR | Instituto Mexicano del Seguro Social | 1,010,840,765,109 | 0 | 0 | 0 | 1,010,840,765,109 |
| **E: EMPRESAS PRODUCTIVAS DEL ESTADO** | | **1,258,420,005,345** | **0** | **0** | **0** | **1,258,420,005,345** |
| **Gasto Programable** | | | | | | |
| TYY | Petróleos Mexicanos (Consolidado) | 636,281,092,735 | 0 | 0 | 0 | 636,281,092,735 |
| TVV | Comisión Federal de Electricidad | 449,997,165,429 | 0 | 0 | 0 | 449,997,165,429 |
| **Gasto No Programable** | | | | | | |
| | Costo Financiero, que se distribuye para erogaciones de: | 172,141,747,181 | 0 | 0 | 0 | 172,141,747,181 |
| TYY | Petróleos Mexicanos (Consolidado) | 142,556,100,004 | 0 | 0 | 0 | 142,556,100,004 |
| TVV | Comisión Federal de Electricidad | 29,585,647,177 | 0 | 0 | 0 | 29,585,647,177 |
| **Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.** | | **1,023,474,834,266** | **0** | **0** | **0** | **1,023,474,834,266** |
| **GASTO NETO TOTAL** | | **7,088,250,300,000** | **8,038,000,000** | **8,038,000,000** | **0** | **7,088,250,300,000** |

**ANEXO 33. AMPLIACIONES AL RAMO 05 RELACIONES EXTERIORES (pesos)**

| | | **MONTO** |
|---|---|---|
| **Ramo: 05 Relaciones Exteriores** | | **560,000,000** |
| P001 | Coordinación, promoción y ejecución de la cooperación internacional para el desarrollo | 560,000,000 |
| | K00 Agencia Mexicana de Cooperación Internacional para el Desarrollo | 560,000,000 |

**ANEXO 34. AMPLIACIONES AL RAMO 08 AGRICULTURA Y DESARROLLO RURAL (pesos)**

| | | **MONTO** |
|---|---|---|
| **Ramo: 08 Agricultura y Desarrollo Rural** | | **2,700,000,000** |
| S292 | Fertilizantes | 2,700,000,000 |

**ANEXO 35. AMPLIACIONES AL RAMO 11 EDUCACIÓN PÚBLICA (pesos)**

| | | **MONTO** |
|---|---|---|
| **Ramo: 11 Educación Pública** | | **116,000,000** |
| E010 | Servicios de Educación Superior y Posgrado | 116,000,000 |
| | B00 Instituto Politécnico Nacional [1_/] | 116,000,000 |

1_/ Recursos para la Unidad Profesional Interdisciplinaria de Ingenierías Campus Palenque.

**ANEXO 36. AMPLIACIONES AL RAMO 12 SALUD (pesos)**

| | **MONTO** |
|---|---|

| | | |
|---|---|---|
| **RAMO: 12 Salud** | | **1,580,000,000** |
| E036 | Programa de Vacunación | 1,580,000,000 |

**ANEXO 37. AMPLIACIONES AL RAMO 14 TRABAJO Y PREVISIÓN SOCIAL (pesos)**

| | | **MONTO** |
|---|---|---|
| **RAMO: 14 Trabajo y Previsión Social** | | **500,000,000** |
| S280 | Jóvenes Construyendo el Futuro | 500,000,000 |

**ANEXO 38. AMPLIACIONES AL RAMO 20 BIENESTAR (pesos)**

| | | **MONTO** |
|---|---|---|
| **RAMO: 20 Bienestar** | | **2,457,000,000** |
| S286 | Pensión para el Bienestar de las Personas con Discapacidad Permanente | 2,000,000,000 |
| S287 | Sembrando Vida | 457,000,000 |

# LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2022

**TEXTO VIGENTE a partir del 01-01-2022**
Nueva Ley publicada en el Diario Oficial de la Federación el 12 de noviembre de 2021

Nota de vigencia: Lo dispuesto en el **Transitorio Décimo Séptimo** de esta Ley, entró en vigor el **12 de noviembre de 2021**.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

**ANDRÉS MANUEL LÓPEZ OBRADOR**, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

**DECRETO**

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

**SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2022**

**Artículo Único.** Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022.

## LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2022

### Capítulo I
### De los Ingresos y el Endeudamiento Público

**Artículo 1o.** En el ejercicio fiscal de 2022, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas en millones de pesos que a continuación se enumeran:

| **CONCEPTO** | **Ingreso Estimado** |
|---|---|
| **TOTAL** | **7,088,250.3** |
| **1. Impuestos** | **3,944,520.6** |
| 11. Impuestos Sobre los Ingresos: | 2,073,493.5 |
| 01. Impuesto sobre la renta. | 2,073,493.5 |
| 12. Impuestos Sobre el Patrimonio. | |
| 13. Impuestos Sobre la Producción, el Consumo y las Transacciones: | 1,731,129.6 |
| 01. Impuesto al valor agregado. | 1,213,777.9 |
| 02. Impuesto especial sobre producción y servicios: | 505,238.5 |

| | | | | |
|---|---|---|---|---|
| | | 01. | Combustibles automotrices: | 318,136.2 |
| | | | 01. Artículo 2o., fracción I, inciso D). | 288,602.5 |
| | | | 02. Artículo 2o.-A. | 29,533.7 |
| | | 02. | Bebidas con contenido alcohólico y cerveza: | 62,820.2 |
| | | | 01. Bebidas alcohólicas. | 20,169.2 |
| | | | 02. Cervezas y bebidas refrescantes. | 42,651.0 |
| | | 03. | Tabacos labrados. | 46,103.1 |
| | | 04. | Juegos con apuestas y sorteos. | 2,710.7 |
| | | 05. | Redes públicas de telecomunicaciones. | 7,228.9 |
| | | 06. | Bebidas energetizantes. | 205.3 |
| | | 07. | Bebidas saborizadas. | 32,950.6 |
| | | 08. | Alimentos no básicos con alta densidad calórica. | 26,962.3 |
| | | 09. | Plaguicidas. | 1,996.6 |
| | | 10. | Combustibles fósiles. | 6,124.6 |
| | 03. | | Impuesto sobre automóviles nuevos. | 12,113.2 |
| 14. | | | Impuestos al Comercio Exterior: | 72,939.5 |
| | 01. | | Impuestos al comercio exterior: | 72,939.5 |
| | | 01. | A la importación. | 72,939.5 |
| | | 02. | A la exportación. | 0.0 |
| 15. | | | Impuestos Sobre Nóminas y Asimilables. | |
| 16. | | | Impuestos Ecológicos. | |
| 17. | | | Accesorios de impuestos: | 59,342.4 |
| | 01. | | Accesorios de impuestos. | 59,342.4 |
| 18. | | | Otros impuestos: | 7,458.8 |
| | 01. | | Impuesto por la actividad de exploración y extracción de hidrocarburos. | 7,458.8 |
| | 02. | | Impuesto sobre servicios expresamente declarados de | 0.0 |

| | | | |
|---|---|---|---|
| | | interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación. | |
| | 19. | Impuestos no comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago. | 156.8 |
| **2.** | **Cuotas y Aportaciones de Seguridad Social** | | **411,852.5** |
| | 21. | Aportaciones para Fondos de Vivienda. | 0.0 |
| | | 01. Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores. | 0.0 |
| | 22. | Cuotas para la Seguridad Social. | 411,852.5 |
| | | 01. Cuotas para el Seguro Social a cargo de patrones y trabajadores. | 411,852.5 |
| | 23. | Cuotas de Ahorro para el Retiro. | 0.0 |
| | | 01. Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones. | 0.0 |
| | 24. | Otras Cuotas y Aportaciones para la Seguridad Social: | 0.0 |
| | | 01. Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores. | 0.0 |
| | | 02. Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares. | 0.0 |
| | 25. | Accesorios de Cuotas y Aportaciones de Seguridad Social. | 0.0 |
| **3.** | **Contribuciones de Mejoras** | | **32.6** |
| | 31. | Contribuciones de Mejoras por Obras Públicas: | 32.6 |
| | | 01. Contribución de mejoras por obras públicas de infraestructura hidráulica. | 32.6 |
| | 39. | Contribuciones de Mejoras no Comprendidas en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago. | 0.0 |
| **4.** | **Derechos** | | **47,193.5** |
| | 41. | Derechos por el Uso, Goce, Aprovechamiento o Explotación de Bienes de Dominio Público: | 39,855.7 |

| | | | | |
|---|---|---|---|---|
| | 01. | Secretaría de Hacienda y Crédito Público. | | 332.7 |
| | 02. | Secretaría de la Función Pública. | | 0.0 |
| | 03. | Secretaría de Economía. | | 2,676.7 |
| | 04. | Secretaría de Infraestructura, Comunicaciones y Transportes. | | 6,971.2 |
| | 05. | Secretaría de Medio Ambiente y Recursos Naturales. | | 12,364.3 |
| | 06. | Secretaría de Agricultura y Desarrollo Rural. | | 47.6 |
| | 07. | Secretaría del Trabajo y Previsión Social. | | 0.0 |
| | 08. | Secretaría de Educación Pública. | | 0.0 |
| | 09. | Instituto Federal de Telecomunicaciones. | | 17,462.8 |
| | 10. | Secretaría de Cultura. | | 0.0 |
| | 11. | Secretaría de Salud. | | 0.0 |
| | 12. | Secretaría de Marina. | | 0.4 |
| | 13. | Secretaría de Seguridad y Protección Ciudadana. | | 0.0 |
| 43. | Derechos por Prestación de Servicios: | | | 7,337.8 |
| | 01. | Servicios que presta el Estado en funciones de derecho público: | | 7,337.8 |
| | | 01. | Secretaría de Gobernación. | 51.4 |
| | | 02. | Secretaría de Relaciones Exteriores. | 4,425.1 |
| | | 03. | Secretaría de la Defensa Nacional. | 155.8 |
| | | 04. | Secretaría de Marina. | 205.4 |
| | | 05. | Secretaría de Hacienda y Crédito Público. | 331.6 |
| | | 06. | Secretaría de la Función Pública. | 0.0 |
| | | 07. | Secretaría de Energía. | 0.2 |
| | | 08. | Secretaría de Economía. | 15.5 |
| | | 09. | Secretaría de Agricultura y Desarrollo Rural. | 40.8 |
| | | 10. | Secretaría de Comunicaciones y Transportes. | 859.8 |

| | | | | |
|---|---|---|---|---|
| | | 11. | Secretaría de Medio Ambiente y Recursos Naturales. | 86.5 |
| | | | 01. Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos. | 0.0 |
| | | | 02. Otros. | 86.5 |
| | | 12. | Secretaría de Educación Pública. | 979.2 |
| | | 13. | Secretaría de Salud. | 0.1 |
| | | 14. | Secretaría del Trabajo y Previsión Social. | 3.3 |
| | | 15. | Secretaría de Desarrollo Agrario, Territorial y Urbano. | 24.9 |
| | | 16. | Secretaría de Turismo. | 0.0 |
| | | 17. | Instituto Federal de Telecomunicaciones. | 45.3 |
| | | 18. | Comisión Nacional de Hidrocarburos. | 0.0 |
| | | 19. | Comisión Reguladora de Energía. | 0.1 |
| | | 20. | Comisión Federal de Competencia Económica. | 0.0 |
| | | 21. | Secretaría de Cultura. | 42.5 |
| | | 22. | Secretaría de Seguridad y Protección Ciudadana. | 70.3 |
| | | 23. | Secretaría del Bienestar. | 0.0 |
| | 44. | | Otros Derechos. | 0.0 |
| | 45. | | Accesorios de Derechos. | 0.0 |
| | 49. | | Derechos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago. | 0.0 |
| **5.** | **Productos** | | | **7,918.8** |
| | 51. | | Productos. | 7,918.8 |
| | | 01. | Por los servicios que no correspondan a funciones de derecho público. | 9.8 |
| | | 02. | Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público: | 7,909.0 |
| | | | 01. Explotación de tierras y aguas. | 0.0 |

| | | | | |
|---|---|---|---|---|
| | | 02. | Arrendamiento de tierras, locales y construcciones. | 0.3 |
| | | 03. | Enajenación de bienes: | 2,021.1 |
| | | | 01. Muebles. | 1,940.7 |
| | | | 02. Inmuebles. | 80.4 |
| | | 04. | Intereses de valores, créditos y bonos. | 5,347.5 |
| | | 05. | Utilidades: | 540.0 |
| | | | 01. De organismos descentralizados y empresas de participación estatal. | 0.0 |
| | | | 02. De la Lotería Nacional. | 540.0 |
| | | | 03. Otras. | 0.0 |
| | | 06. | Otros. | 0.1 |
| | 59. | | Productos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago. | 0.0 |
| **6.** | **Aprovechamientos** | | | **184,864.7** |
| | 61. | | Aprovechamientos: | 184,825.3 |
| | | 01. | Multas. | 2,438.2 |
| | | 02. | Indemnizaciones. | 1,321.0 |
| | | 03. | Reintegros: | 185.3 |
| | | | 01. Sostenimiento de las escuelas artículo 123. | 0.0 |
| | | | 02. Servicio de vigilancia forestal. | 0.1 |
| | | | 03. Otros. | 185.2 |
| | | 04. | Provenientes de obras públicas de infraestructura hidráulica. | 101.8 |
| | | 05. | Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación. | 0.0 |
| | | 06. | Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación. | 0.0 |

| | | |
|---|---|---|
| 07. | Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado. | 0.0 |
| 08. | Cooperación de la Ciudad de México por servicios públicos locales prestados por la Federación. | 0.0 |
| 09. | Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas. | 0.0 |
| 10. | 5 por ciento de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud. | 0.0 |
| 11. | Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica. | 623.3 |
| 12. | Participaciones señaladas por la Ley Federal de Juegos y Sorteos. | 659.1 |
| 13. | Regalías provenientes de fondos y explotación minera. | 0.0 |
| 14. | Aportaciones de contratistas de obras públicas. | 8.4 |
| 15. | Destinados al Fondo para el Desarrollo Forestal: | 0.6 |
| | 01. Aportaciones que efectúen los Gobiernos de la Ciudad de México, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares. | 0.0 |
| | 02. De las reservas nacionales forestales. | 0.0 |
| | 03. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias. | 0.0 |
| | 04. Otros conceptos. | 0.6 |
| 16. | Cuotas Compensatorias. | 158.5 |
| 17. | Hospitales Militares. | 0.0 |
| 18. | Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor. | 0.0 |
| 19. | Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal. | 0.0 |
| 20. | Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades | 0.0 |

| | | | | |
|---|---|---|---|---|
| | | | aduaneras. | |
| | | 21. | No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios. | 0.0 |
| | | 22. | Otros: | 179,329.1 |
| | | | 01. Remanente de operación del Banco de México. | 0.0 |
| | | | 02. Utilidades por Recompra de Deuda. | 0.0 |
| | | | 03. Rendimiento mínimo garantizado. | 0.0 |
| | | | 04. Otros. | 179,329.1 |
| | | 23. | Provenientes de servicios en materia energética: | 0.0 |
| | | | 01. Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos. | 0.0 |
| | | | 02. Comisión Nacional de Hidrocarburos. | 0.0 |
| | | | 03. Comisión Reguladora de Energía. | 0.0 |
| | 62. | | Aprovechamientos Patrimoniales. | 39.4 |
| | | 01. | Recuperaciones de capital: | 39.4 |
| | | | 01. Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas. | 30.7 |
| | | | 02. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares. | 8.7 |
| | | | 03. Inversiones en obras de agua potable y alcantarillado. | 0.0 |
| | | | 04. Desincorporaciones. | 0.0 |
| | | | 05. Otros. | 0.0 |
| | 63. | | Accesorios de Aprovechamientos. | 0.0 |
| | 69. | | Aprovechamientos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago. | 0.0 |
| **7.** | **Ingresos por Ventas de Bienes, Prestación de Servicios y Otros Ingresos** | | | **1,205,324.3** |
| | 71. | | Ingresos por Venta de Bienes y Prestación de Servicios de | 82,654.3 |

| | | | |
|---|---|---|---|
| | Instituciones Públicas de Seguridad Social: | | |
| | 01. | Instituto Mexicano del Seguro Social. | 31,433.2 |
| | 02. | Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado. | 51,221.1 |
| 72. | Ingresos por Ventas de Bienes y Prestación de Servicios de Empresas Productivas del Estado: | | 1,122,670.0 |
| | 01. | Petróleos Mexicanos. | 716,087.2 |
| | 02. | Comisión Federal de Electricidad. | 406,582.8 |
| 73. | Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales y Fideicomisos No Empresariales y No Financieros. | | |
| 74. | Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales No Financieras con Participación Estatal Mayoritaria. | | |
| 75. | Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales Financieras Monetarias con Participación Estatal Mayoritaria. | | |
| 76. | Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales Financieras No Monetarias con Participación Estatal Mayoritaria. | | |
| 77. | Ingresos por Venta de Bienes y Prestación de Servicios de Fideicomisos Financieros Públicos con Participación Estatal Mayoritaria. | | |
| 78. | Ingresos por Venta de Bienes y Prestación de Servicios de los Poderes Legislativo y Judicial, y de los Órganos Autónomos. | | |
| 79. | Otros Ingresos. | | |
| **8.** | **Participaciones, Aportaciones, Convenios, Incentivos Derivados de la Colaboración Fiscal y Fondos Distintos de Aportaciones** | | |
| 81. | Participaciones. | | |
| 82. | Aportaciones. | | |
| 83. | Convenios. | | |
| 84. | Incentivos Derivados de la Colaboración Fiscal. | | |
| 85. | Fondos Distintos de Aportaciones. | | |
| **9.** | **Transferencias, Asignaciones, Subsidios y Subvenciones, y** | | **370,928.1** |

| | | |
|---|---|---|
| | **Pensiones y Jubilaciones** | |
| | 91. Transferencias y Asignaciones. | 0.0 |
| | 93. Subsidios y Subvenciones. | 0.0 |
| | 95. Pensiones y jubilaciones. | 0.0 |
| | 97. Transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo. | 370,928.1 |
| | 01. Ordinarias. | 370,928.1 |
| | 02. Extraordinarias. | 0.0 |
| **0.** | **Ingresos Derivados de Financiamientos** | **915,615.2** |
| | 01. Endeudamiento interno: | 885,852.0 |
| | 01. Endeudamiento interno del Gobierno Federal. | 845,807.3 |
| | 02. Otros financiamientos: | 40,044.7 |
| | 01. Diferimiento de pagos. | 40,044.7 |
| | 02. Otros. | 0.0 |
| | 02. Endeudamiento externo: | 0.0 |
| | 01. Endeudamiento externo del Gobierno Federal. | 0.0 |
| | 03. Financiamiento Interno. | |
| | 04. Déficit de organismos y empresas de control directo. | -32,986.8 |
| | 05. Déficit de empresas productivas del Estado. | 62,750.0 |
| *Informativo: Endeudamiento neto del Gobierno Federal (0.01.01+0.02.01)* | | 845,807.3 |

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2022, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2022, se proyecta una recaudación federal participable por 3 billones 728 mil 987.5 millones de pesos.

Para el ejercicio fiscal de 2022, el gasto de inversión del sector público presupuestario no se contabilizará para efectos del equilibrio presupuestario previsto en el artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, hasta por un monto equivalente a 3.1 por ciento del Producto Interno Bruto.

Se estima que durante el ejercicio fiscal de 2022, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 545 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2022.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo Segundo Transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho Transitorio, la Secretaría de Hacienda y Crédito Público, por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes y derechos del fideicomiso referido en el primer párrafo del artículo Segundo Transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo Segundo Transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2022 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que se instrumenten o se hayan instrumentado para potenciar los recursos de dicho fondo, en los términos dispuestos por la Secretaría de Hacienda y Crédito Público.

El gasto de inversión a que se refiere el párrafo sexto del presente artículo se reportará en los informes trimestrales que se presentan al Congreso de la Unión a que se refiere el artículo 107 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública información del origen de los ingresos generados por los aprovechamientos a que se refiere el numeral 6.61.22.04 del presente

artículo por concepto de otros aprovechamientos. Asimismo, deberá informar los destinos específicos que, en términos del artículo 19, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en su caso tengan dichos aprovechamientos.

La Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales que se presenten al Congreso de la Unión en términos del artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la evolución del precio del petróleo observado respecto del cubierto mediante la Estrategia de Coberturas Petroleras para el ejercicio fiscal de 2022, así como de la subcuenta que se haya constituido como complemento en el Fondo de Estabilización de los Ingresos Presupuestarios.

El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado podrá transferir a la Reserva Financiera y Actuarial del Seguro de Salud, el excedente de la Reserva de Operación de Contingencias y Financiamiento sobre el monto establecido en el artículo 240 de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado. El importe del gasto que realice dicho Instituto con cargo a los recursos acumulados en las Reservas a que se refieren los artículos 237 y 238 de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, deberá ser registrado en los ingresos y en los egresos del flujo de efectivo autorizado para el ejercicio fiscal que corresponda.

**Artículo 2o.** Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley Federal de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2022, por un monto de endeudamiento neto interno hasta por 850 mil millones de pesos.

Asimismo, el Ejecutivo Federal podrá contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2022, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de hasta 3 mil 800 millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2022 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley Federal de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

Las operaciones a las que se refiere el párrafo anterior no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2022.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Titular de dicha Tesorería, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a la banca de desarrollo, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores un monto conjunto de déficit por intermediación financiera, definida como el Resultado de Operación que considera la Constitución Neta de Reservas Crediticias Preventivas, de cero pesos para el ejercicio fiscal de 2022.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público.

Los montos establecidos en el artículo 1o., numeral 0 "Ingresos Derivados de Financiamientos" de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2022.

Se autoriza para Petróleos Mexicanos y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda

pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 27 mil 242 millones de pesos, y un monto de endeudamiento neto externo de hasta 1 mil 860 millones de dólares de los Estados Unidos de América; asimismo, se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

Se autoriza para la Comisión Federal de Electricidad y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 4 mil 127 millones de pesos, y un monto de endeudamiento neto externo de 794 millones de dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

El cómputo de lo establecido en los dos párrafos anteriores se realizará en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2022 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

La Secretaría de Hacienda y Crédito Público informará al Congreso de la Unión de manera trimestral sobre el avance del Programa Anual de Financiamiento, destacando el comportamiento de los diversos rubros en el cual se haga referencia al financiamiento del Gasto de Capital y Refinanciamiento.

**Artículo 3o.** Se autoriza para la Ciudad de México la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 4 mil 500 millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos de la Ciudad de México para el Ejercicio Fiscal 2022. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje, refinanciamiento o reestructura de la deuda pública de la Ciudad de México.

El ejercicio del monto de endeudamiento autorizado se sujetará a lo dispuesto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

**Artículo 4o.** En el ejercicio fiscal de 2022, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 359,159.2 millones de pesos, de los cuales 176,115.3 millones de pesos corresponden a inversión directa y 183,043.9 millones de pesos a inversión condicionada.

**Artículo 5o.** Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada de la Comisión Federal de Electricidad en los términos de los artículos 18 de la Ley Federal de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento, por un total de 26,173.1 millones de pesos que corresponde a cuatro proyectos de inversión directa.

**Artículo 6o.** El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y

las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

**Artículo 7o.** Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias deberán presentar las declaraciones, hacer los pagos y cumplir con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación, a través del esquema para la presentación de declaraciones que para tal efecto establezca el Servicio de Administración Tributaria.

La Secretaría de Hacienda y Crédito Público queda facultada para establecer y, en su caso, modificar o suspender pagos a cuenta de los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos establecidos conforme al párrafo anterior, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

En caso de que la Secretaría de Hacienda y Crédito Público haga uso de las facultades otorgadas en el segundo párrafo de este artículo, los pagos correspondientes deberán ser transferidos y concentrados en la Tesorería de la Federación por el Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, a más tardar el día siguiente de su recepción, a cuenta de la transferencia a que se refiere el artículo 16, fracción II, inciso g) de la Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

## Capítulo II
## De las Facilidades Administrativas y Beneficios Fiscales

**Artículo 8o.** En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

**I.** Al 0.98 por ciento mensual sobre los saldos insolutos.

**II.** Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

**1.** Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1.26 por ciento mensual.

**2.** Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.53 por ciento mensual.

3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.82 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

**Artículo 9o.** Se ratifican los acuerdos y disposiciones de carácter general expedidos en el Ramo de Hacienda, de las que hayan derivado beneficios otorgados en términos de la presente Ley, así como por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por los bienes que pasen a propiedad del Fisco Federal, provenientes de comercio exterior, incluidos los sujetos a un procedimiento establecido en la legislación aduanera o fiscal federal, así como los abandonados a favor del Gobierno Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

**Artículo 10.** El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2022, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

**I.** La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

**II.** Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

**III.** Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2022, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2022, los montos de los aprovechamientos que se cobren de

manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2022. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los aprovechamientos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2022, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público obtenga un aprovechamiento a cargo de las instituciones de banca de desarrollo o de las entidades paraestatales que formen parte del sistema financiero o de los fideicomisos públicos de fomento u otros fideicomisos públicos coordinados por dicha Secretaría, ya sea de los ingresos que obtengan o con motivo de la garantía soberana del Gobierno Federal, o tratándose de recuperaciones de capital o del patrimonio, según sea el caso, los recursos correspondientes se destinarán por la propia Secretaría prioritariamente a la capitalización de cualquiera de dichas entidades, incluyendo la aportación de recursos al patrimonio de cualquiera de dichos fideicomisos o a fomentar acciones que les permitan cumplir con sus respectivos mandatos, o a programas y proyectos de inversión, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Cuando la Secretaría de Hacienda y Crédito Público obtenga un aprovechamiento a cargo de cualquier otra entidad paraestatal distinta de las señaladas en el párrafo anterior, dichos ingresos serán enterados a la Tesorería de la Federación bajo dicha naturaleza, a efecto de que sean destinados a programas presupuestarios que permitan cumplir con el Plan Nacional de Desarrollo y los programas que de él deriven.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., numerales 6.61.11, 6.61.22.04 y 6.62.01.04 de esta Ley por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica, de otros aprovechamientos y de desincorporaciones distintos de entidades paraestatales, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a programas y proyectos de inversión.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2022, se aplicarán los vigentes al 31 de diciembre de 2021, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

| MES | FACTOR |
|---|---|
| Enero | 1.0603 |

| | |
|---|---|
| Febrero | 1.0513 |
| Marzo | 1.0447 |
| Abril | 1.0361 |
| Mayo | 1.0328 |
| Junio | 1.0306 |
| Julio | 1.0252 |
| Agosto | 1.0192 |
| Septiembre | 1.0154 |
| Octubre | 1.0121 |
| Noviembre | 1.0060 |
| Diciembre | 1.0006 |

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el ejercicio fiscal de 2022 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2021 hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el ejercicio fiscal de 2022.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, aquéllos a que se refieren la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, la Ley Federal de Competencia Económica, y la Ley Federal de Telecomunicaciones y Radiodifusión, así como los accesorios de los aprovechamientos no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para tales efectos se fijen, el prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

El prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación, deberá informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2022, los conceptos y montos de los ingresos que hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Los sujetos a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2022, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

**Artículo 11.** El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2022, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2022, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2022, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2022. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los productos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2022, se aplicarán los vigentes al 31 de diciembre de 2021, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

| MES | FACTOR |
|---|---|
| Enero | 1.0603 |
| Febrero | 1.0513 |
| Marzo | 1.0447 |
| Abril | 1.0361 |
| Mayo | 1.0328 |
| Junio | 1.0306 |
| Julio | 1.0252 |
| Agosto | 1.0192 |
| Septiembre | 1.0154 |
| Octubre | 1.0121 |
| Noviembre | 1.0060 |
| Diciembre | 1.0006 |

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el ejercicio fiscal de 2022 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2021 hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el ejercicio fiscal de 2022.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Instituto para Devolver al Pueblo lo Robado y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

De los ingresos provenientes de las enajenaciones realizadas por el Instituto para Devolver al Pueblo lo Robado, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Instituto para Devolver al Pueblo lo Robado deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

De los ingresos provenientes de las enajenaciones realizadas por el Instituto para Devolver al Pueblo lo Robado, respecto de los bienes que pasan a propiedad del Fisco Federal conforme a las disposiciones fiscales, que hayan sido transferidos por el Servicio de Administración Tributaria, el Instituto para Devolver al Pueblo lo Robado deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la citada entidad transferente; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en el fondo señalado en el párrafo anterior, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. Un mecanismo como el previsto en el presente párrafo, se podrá aplicar a los ingresos provenientes de las enajenaciones de bienes de comercio exterior que transfieran las autoridades aduaneras, incluso para el pago de resarcimientos de bienes procedentes de comercio exterior que, por mandato de autoridad administrativa o jurisdiccional, el Instituto para Devolver al Pueblo lo Robado deba realizar. Lo previsto en el presente párrafo se aplicará sin perjuicio de lo dispuesto en los artículos 27, 89 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Para los efectos de los dos párrafos anteriores, el Instituto para Devolver al Pueblo lo Robado remitirá de manera semestral a la Cámara de Diputados y a su Coordinadora de Sector, un informe que contenga el desglose de las operaciones efectuadas por motivo de las transferencias de bienes del Gobierno Federal de las autoridades mencionadas en los párrafos citados.

Los ingresos netos provenientes de las enajenaciones realizadas por el Instituto para Devolver al Pueblo lo Robado se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, así como para el pago de los créditos que hayan sido otorgados por la banca de desarrollo para cubrir los gastos de operación de los bienes transferidos, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo anterior no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el décimo tercer párrafo del artículo 13 de esta Ley. Lo previsto en el presente párrafo se aplicará sin perjuicio de lo dispuesto en los artículos 27, 89 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Los ingresos provenientes de la enajenación de los bienes en proceso de extinción de dominio y de aquellos sobre los que sea declarada la extinción de dominio y de sus frutos, así como su monetización en términos de la Ley Nacional de Extinción de Dominio, serán destinados a una cuenta especial en los términos que establece el artículo 239 de la Ley Nacional de Extinción de Dominio, previa deducción de los conceptos previstos en los artículos 234 y 237 de la Ley Nacional de Extinción de Dominio.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2022, los conceptos y montos de los ingresos que hayan percibido por productos, así como de la concentración efectuada a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2022 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

**Artículo 12.** Los ingresos que se recauden durante el ejercicio fiscal de 2022 se concentrarán en términos del artículo 22 de la Ley de Tesorería de la Federación, salvo en los siguientes casos:

**I.** Se concentrarán en la Tesorería de la Federación, a más tardar el día hábil siguiente al de su recepción, los derechos y aprovechamientos, por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, incluidos entre otros las sanciones, penas convencionales, cuotas compensatorias, así como los aprovechamientos por infracciones a la Ley Federal de Competencia Económica y a la Ley Federal de Telecomunicaciones y Radiodifusión;

**II.** Las entidades de control directo, los poderes Legislativo y Judicial y los órganos autónomos por disposición constitucional, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley, salvo por lo dispuesto en la fracción I de este artículo, y deberán conservar a disposición de los órganos revisores de la Cuenta Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere esta fracción, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos;

**III.** Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y se reflejen dentro de la Cuenta Pública Federal;

**IV.** Los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta Pública Federal, y

**V.** Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de posgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de

acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de la concentración en términos de la Ley de Tesorería de la Federación.

Para el ejercicio oportuno de los recursos a que se refiere esta fracción, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de posgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades o a las empresas productivas del Estado que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza. Las entidades o las empresas productivas del Estado podrán celebrar convenios de colaboración con la iniciativa privada.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos que se reintegren de un fideicomiso, mandato o contrato análogo, así como aquellos remanentes a la extinción o terminación de la vigencia de esos instrumentos jurídicos, deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de aprovechamientos, según su origen, y se podrán destinar a los fines que determine la Secretaría de Hacienda y Crédito Público, salvo aquéllos para los que esté previsto un destino distinto en el instrumento correspondiente. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el numeral 6.62.01, con excepción del numeral 6.62.01.04 del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar por la Secretaría de Hacienda y Crédito Público a gasto de inversión, así como a programas que permitan cumplir con los objetivos del Plan Nacional de Desarrollo.

**Artículo 13.** Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso

percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el séptimo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se enterarán o concentrarán, según corresponda, en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 7 por ciento, a favor del Instituto para Devolver al Pueblo lo Robado, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad, y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste. Lo previsto en el presente párrafo se aplicará sin perjuicio de lo dispuesto en los artículos 27, 89 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador, fiduciario o responsable del proceso en una subcuenta específica.

Los pasivos a cargo de organismos descentralizados en proceso de desincorporación que tengan como acreedor al Gobierno Federal, con excepción de aquéllos que tengan el carácter de crédito fiscal, quedarán extinguidos de pleno derecho sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los recursos disponibles de los convenios de cesión de derechos y obligaciones suscritos, como parte de la estrategia de conclusión de los procesos de desincorporación de entidades, entre el Instituto para Devolver al Pueblo lo Robado y las entidades cuyos procesos de desincorporación concluyeron, podrán ser utilizados por éste, para sufragar las erogaciones relacionadas al cumplimiento de su objeto, relativo a la atención de encargos bajo su administración, cuando éstos sean deficitarios. Lo anterior, estará sujeto, al cumplimiento de las directrices que se emitan para tal efecto, así como a la autorización de la Junta de Gobierno del Instituto para Devolver al Pueblo lo Robado, previa aprobación de los órganos colegiados competentes.

Los ingresos obtenidos por la venta de bienes asegurados a favor del Gobierno Federal, incluyendo numerario, así como de los que se obtengan de la conversión de divisas, cuya administración y destino hayan sido encomendados al Instituto para Devolver al Pueblo lo Robado, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, serán destinados a un fondo en los términos del artículo 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, previa deducción de los conceptos previstos en los artículos 90, 92 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público. Los recursos que se concentren en la Tesorería de la Federación se considerarán aprovechamientos y se destinarán a los fines que determine el Gabinete Social de la Presidencia de la República, en términos de las disposiciones aplicables.

Los ingresos provenientes de numerario, así como de los que se obtengan de la conversión de divisas y de la enajenación de bienes que realice el Instituto para Devolver al Pueblo lo Robado, que hayan sido declarados abandonados por parte de las instancias competentes, distintos a los señalados en el párrafo décimo sexto del presente artículo y que se concentren a la Tesorería de la Federación, se considerarán aprovechamientos y se destinarán a los fines que determine el Gabinete Social de la Presidencia de la República, en términos de las disposiciones aplicables. Lo anterior sin perjuicio de lo dispuesto en los artículos 89, 92 y 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

El numerario decomisado y los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, una vez satisfecha la reparación a la víctima, y previa deducción de los gastos indirectos de operación que correspondan, se entregarán en partes iguales, al Poder Judicial de la Federación, a la Fiscalía General de la República, a la Comisión Ejecutiva de Atención a Víctimas para el pago de las ayudas, asistencia y reparación integral a víctimas, en términos de la Ley General de Víctimas y demás disposiciones aplicables, y al financiamiento de programas sociales conforme a los objetivos establecidos en el Plan Nacional de Desarrollo, u otras políticas prioritarias, conforme lo determine el Gabinete Social de la Presidencia de la República, con excepción de lo dispuesto en el párrafo décimo primero del artículo 1o. de la presente Ley.

Los ingresos que la Federación obtenga en términos del artículo 71 de la Ley General de Víctimas, serán destinados a la Comisión Ejecutiva de Atención a Víctimas conforme a lo señalado en el párrafo anterior.

Los ingresos provenientes de la enajenación que realice el Instituto para Devolver al Pueblo lo Robado de vehículos declarados abandonados por la Secretaría de Comunicaciones y Transportes en depósito de guarda y custodia en locales permisionados por dicha dependencia, se destinarán de conformidad con lo establecido en el artículo 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público. De la cantidad restante a los permisionarios federales se les cubrirán los

adeudos generados hasta con el 30 por ciento de los remanentes de los ingresos y el resto se enterará a la Tesorería de la Federación. Lo previsto en el presente párrafo se aplicará sin perjuicio de lo dispuesto en el artículo 93 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

**Artículo 14.** Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2022, entre las que se comprende de manera enunciativa a las siguientes:

**I.** Instituto Mexicano del Seguro Social.

**II.** Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

**Artículo 15.** Durante el ejercicio fiscal de 2022, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción IV del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Cuando los contribuyentes a los que se les impongan multas por las infracciones señaladas en el párrafo anterior corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria, se notifique el oficio de observaciones a que se refiere la fracción IV del artículo 48 del Código Fiscal de la Federación o se notifique la resolución provisional a que se refiere el artículo 53-B, primer párrafo, fracción I del citado Código, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas o la resolución definitiva a que se refiere el citado artículo 53-B, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

**Artículo 16.** Durante el ejercicio fiscal de 2022, se estará a lo siguiente:

**A.** En materia de estímulos fiscales:

**I.** Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, que obtengan en el ejercicio fiscal en el que adquieran el diésel o el biodiésel y sus mezclas, ingresos totales anuales para los efectos del impuesto sobre la renta menores a 60 millones de pesos y que para determinar su utilidad puedan deducir dichos combustibles cuando los importen o adquieran para su consumo final, siempre que se utilicen exclusivamente como combustible en maquinaria en general, excepto vehículos,

consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de dichos combustibles, en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2, según corresponda al tipo de combustible, de la Ley del Impuesto Especial sobre Producción y Servicios, así como el acreditamiento del impuesto a que se refiere el numeral 1, subinciso c) o numeral 2 citados, que hayan pagado en su importación. El estímulo será aplicable únicamente cuando se cumplan con los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria. El estímulo no podrá ser aplicable por las personas morales que se consideran partes relacionadas de acuerdo con el artículo 179 de la Ley del Impuesto sobre la Renta. Para los efectos de este párrafo, no se considerarán dentro de los ingresos totales, los provenientes de la enajenación de activos fijos o activos fijos y terrenos de su propiedad que hubiesen estado afectos a su actividad.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el pedimento de importación o con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la cantidad de cada uno de los combustibles que se contenga en el caso de las mezclas y tratándose del comprobante fiscal de adquisición, deberá contar también con el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible y deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el pedimento de importación o en el comprobante fiscal de adquisición no se asienten los datos mencionados o que en este último caso no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

**II.** Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

**1.** El monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la importación o adquisición del diésel o el biodiésel y sus mezclas, por el número de litros de diésel o de biodiésel y sus mezclas importados o adquiridos.

En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

**2.** Las personas dedicadas a las actividades agropecuarias o silvícolas que se dediquen exclusivamente a estas actividades conforme al párrafo sexto del artículo 74 de la Ley del Impuesto sobre la Renta, que utilicen el diésel o el biodiésel y sus mezclas en dichas actividades, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el valor en aduana del pedimento de importación o el precio consignado en el comprobante fiscal de adquisición del diésel o del biodiésel y sus mezclas en las estaciones de servicio, incluido el impuesto al valor agregado,

por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente al artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se importe o adquiera el diésel o biodiésel y sus mezclas, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

**III.** Las personas dedicadas a las actividades agropecuarias o silvícolas que se dediquen exclusivamente a estas actividades conforme al párrafo sexto del artículo 74 de la Ley del Impuesto sobre la Renta, que importen o adquieran diésel o biodiésel y sus mezclas para su consumo final en dichas actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2021. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2021, por cada uno de los socios o asociados, sin exceder de doscientas veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2021. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos de los artículos 74 y 75 del Capítulo VIII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2022 y enero de 2023.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diésel o de biodiésel y sus mezclas, en el que asienten mensualmente la totalidad del diésel o del biodiésel y sus mezclas que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en

el que se deberá distinguir entre el diésel o el biodiésel y sus mezclas que se hubiera destinado para los fines a que se refiere dicha fracción, del diésel o del biodiésel y sus mezclas utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la importación o adquisición del diésel o del biodiésel y sus mezclas cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diésel o el biodiésel y sus mezclas en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

**IV.** Se otorga un estímulo fiscal a los contribuyentes que importen o adquieran diésel o biodiésel y sus mezclas para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, así como el turístico, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de estos combustibles en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que en su caso correspondan, así como el acreditamiento del impuesto a que se refiere el numeral 1, subinciso c) o el numeral 2 citados, que hayan pagado en su importación.

Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda según el tipo de combustible, conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la importación o adquisición del diésel o del biodiésel y sus mezclas, por el número de litros importados o adquiridos.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se importe o adquiera el diésel o biodiésel y sus mezclas, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

Para que proceda el acreditamiento a que se refiere esta fracción, el pago por la importación o adquisición de diésel o de biodiésel y sus mezclas a distribuidores o estaciones de servicio, deberá efectuarse con: monedero electrónico autorizado por el

Servicio de Administración Tributaria; tarjeta de crédito, débito o de servicios, expedida a favor del contribuyente que pretenda hacer el acreditamiento; con cheque nominativo expedido por el importador o adquirente para abono en cuenta del enajenante, o bien, transferencia electrónica de fondos desde cuentas abiertas a nombre del contribuyente en instituciones que componen el sistema financiero y las entidades que para tal efecto autorice el Banco de México.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 179 de la Ley del Impuesto sobre la Renta.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el pedimento de importación o con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la cantidad de cada uno de los combustibles que se contenga en el caso de las mezclas y tratándose del comprobante de adquisición, deberá contar también con el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible y deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el pedimento de importación o en el comprobante fiscal de adquisición no se asienten los datos mencionados o que en este último caso no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Para los efectos de la presente fracción y la fracción V de este apartado, se entiende por transporte privado de personas o de carga, aquél que realizan los contribuyentes con vehículos de su propiedad o con vehículos que tengan en arrendamiento, incluyendo el arrendamiento financiero, para transportar bienes propios o su personal, o bienes o personal, relacionados con sus actividades económicas, sin que por ello se genere un cobro.

**V.** Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje, así como el turístico, que utilizan la Red Nacional de Autopistas de Cuota, que obtengan en el ejercicio fiscal en el que hagan uso de la infraestructura carretera de cuota, ingresos totales anuales para los efectos del impuesto sobre la renta menores a 300 millones de pesos, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura mencionada hasta en un 50 por ciento del gasto total erogado por este concepto. El estímulo será aplicable únicamente cuando se cumplan con los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria. El estímulo no podrá ser aplicable por las personas morales que se consideran partes relacionadas de acuerdo con el artículo 179 de la Ley del Impuesto sobre la Renta. Para los efectos de este párrafo, no se considerarán dentro de los ingresos totales, los provenientes de la enajenación de activos fijos o activos fijos y terrenos de su propiedad que hubiesen estado afectos a su actividad.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se realicen los gastos a que se refiere la

presente fracción, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

**VI.** Se otorga un estímulo fiscal a los adquirentes que utilicen los combustibles fósiles a que se refiere el artículo 2o., fracción I, inciso H) de la Ley del Impuesto Especial sobre Producción y Servicios, en sus procesos productivos para la elaboración de otros bienes y que en su proceso productivo no se destinen a la combustión.

El estímulo fiscal señalado en esta fracción será igual al monto que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda, por la cantidad del combustible consumido en un mes, que no se haya sometido a un proceso de combustión.

El monto que resulte conforme a lo señalado en el párrafo anterior únicamente podrá ser acreditado contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se adquieran los combustibles a que se refiere la presente fracción, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de utilización del combustible no sujeto a un proceso de combustión por tipos de industria, respecto de los litros o toneladas, según corresponda al tipo de combustible de que se trate, adquiridos en un mes de calendario, así como las demás disposiciones que considere necesarias para la correcta aplicación de este estímulo fiscal.

**VII.** Se otorga un estímulo fiscal a los contribuyentes titulares de concesiones y asignaciones mineras cuyos ingresos brutos totales anuales por venta o enajenación de minerales y sustancias a que se refiere la Ley Minera, sean menores a 50 millones de pesos, consistente en permitir el acreditamiento del derecho especial sobre minería a que se refiere el artículo 268 de la Ley Federal de Derechos que hayan pagado en el ejercicio de que se trate.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tengan los concesionarios o asignatarios mineros a su cargo, correspondiente al mismo ejercicio en que se haya determinado el estímulo.

El Servicio de Administración Tributaria podrá expedir las disposiciones de carácter general necesarias para la correcta y debida aplicación de esta fracción.

**VIII.** Se otorga un estímulo fiscal a las personas físicas y morales residentes en México que enajenen libros, periódicos y revistas, cuyos ingresos totales en el ejercicio inmediato anterior no hubieran excedido de la cantidad de 6 millones de pesos, y que dichos ingresos obtenidos en el ejercicio por la enajenación de libros, periódicos y revistas represente al menos el 90 por ciento de los ingresos totales del contribuyente en el ejercicio de que se trate.

El estímulo a que se refiere el párrafo anterior consiste en una deducción adicional para los efectos del impuesto sobre la renta, por un monto equivalente al 8 por ciento del costo de los libros, periódicos y revistas que adquiera el contribuyente.

Las personas físicas y morales no acumularán el monto del estímulo fiscal a que hace referencia esta fracción, para los efectos de la Ley del Impuesto sobre la Renta.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV, V, VI y VII de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.

Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I a VII de este apartado, considerarán como ingresos acumulables para los efectos del impuesto sobre la renta los estímulos fiscales a que se refieren las fracciones mencionadas en el momento en que efectivamente los acrediten.

**B.** En materia de exenciones:

Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

**Artículo 17.** Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, en la Ley de Ingresos sobre Hidrocarburos, ordenamientos legales referentes a empresas productivas del Estado, organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias u órganos por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias u órganos, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

**Artículo 18.** Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, los órganos autónomos por disposición constitucional, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

**Artículo 19.** Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

- **I.** Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

- **II.** Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

- **III.** Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la dependencia o entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

- **IV.** Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos y de los órganos constitucionales autónomos. No se incluyen en esta fracción los aprovechamientos por infracciones a la Ley Federal de Competencia Económica y a la Ley

Federal de Telecomunicaciones y Radiodifusión ni aquéllos por concepto de derechos y aprovechamientos por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, los cuales se sujetan a lo dispuesto en el artículo 12, fracción I, de esta Ley.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2022 y durante dicho ejercicio fiscal, conforme se modifiquen.

Los ingresos a que se refiere la fracción III de este artículo se aplicarán en los términos de lo previsto en la fracción II y penúltimo párrafo del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

**Artículo 20.** Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

**Artículo 21.** Durante el ejercicio fiscal de 2022 la tasa de retención anual a que se refieren los artículos 54 y 135 de la Ley del Impuesto sobre la Renta será del 0.08 por ciento. La metodología para calcular dicha tasa es la siguiente:

**I.** Se determinó la tasa de rendimiento promedio ponderado de los valores públicos por el periodo comprendido de noviembre de 2020 a julio de 2021, conforme a lo siguiente:

**a)** Se tomaron las tasas promedio mensuales por instrumento, de los valores públicos publicados por el Banco de México.

**b)** Se determinó el factor de ponderación mensual por instrumento, dividiendo las subastas mensuales de cada instrumento entre el total de las subastas de todos los instrumentos públicos efectuadas al mes.

**c)** Para calcular la tasa ponderada mensual por instrumento, se multiplicó la tasa promedio mensual de cada instrumento por su respectivo factor de ponderación mensual, determinado conforme al inciso anterior.

**d)** Para determinar la tasa ponderada mensual de valores públicos se sumó la tasa ponderada mensual por cada instrumento.

**e)** La tasa de rendimiento promedio ponderado de valores públicos correspondiente al periodo de noviembre de 2020 a julio de 2021 se determinó con el promedio simple de las tasas ponderadas mensuales determinadas conforme al inciso anterior del mencionado periodo.

**II.** Se tomaron las tasas promedio ponderadas mensuales de valores privados por instrumento publicadas por el Banco de México y se determinó el promedio simple de dichos valores correspondiente al periodo de noviembre de 2020 a julio de 2021.

**III.** Se determinó un factor ponderado de los instrumentos públicos y privados en función al saldo promedio en circulación de los valores públicos y privados correspondientes al periodo de noviembre de 2020 a julio de 2021 publicados por el Banco de México.

**IV.** Para obtener la tasa ponderada de instrumentos públicos y privados, se multiplicaron las tasas promedio ponderadas de valores públicos y privados, determinados conforme a las fracciones I y II de este artículo, por su respectivo factor de ponderación, determinado conforme a la fracción anterior, y posteriormente se sumaron dichos valores ponderados.

**V.** Al valor obtenido conforme a la fracción anterior se disminuyó el valor promedio de la inflación mensual interanual del índice general correspondiente a cada uno de los meses del periodo de noviembre de 2020 a julio de 2021 del Índice Nacional de Precios al Consumidor, publicado por el Instituto Nacional de Estadística y Geografía.

**VI.** La tasa de retención anual es el resultado de multiplicar el valor obtenido conforme a la fracción V de este artículo por la tasa correspondiente al último tramo de la tarifa del artículo 152 de la Ley del Impuesto sobre la Renta.

**Artículo 22.** Para efectos de lo previsto en el artículo 39 de la Ley de Ingresos sobre Hidrocarburos, los Asignatarios pagarán el derecho por la utilidad compartida aplicando la tasa de 40% en sustitución de la tasa prevista en el citado artículo 39.

**Artículo 23.** Para los efectos del impuesto sobre la renta, se estará a lo siguiente:

**I.** Las personas físicas que tengan su casa habitación en las zonas afectadas por los sismos ocurridos en México los días 7 y 19 de septiembre de 2017, que tributen en los términos del Título IV de la Ley del Impuesto sobre la Renta, no considerarán como ingresos acumulables para efectos de dicha Ley, los ingresos por apoyos económicos o monetarios que reciban de personas morales o fideicomisos autorizados para recibir donativos deducibles del impuesto sobre la renta, siempre que dichos apoyos económicos o monetarios se destinen para la reconstrucción o reparación de su casa habitación.

Para los efectos del párrafo anterior, se consideran zonas afectadas los municipios de los Estados afectados por los sismos ocurridos los días 7 y 19 de septiembre de 2017, que se listen en las declaratorias de desastre natural correspondientes, publicadas en el Diario Oficial de la Federación.

**II.** Para los efectos de los artículos 82, fracción IV de la Ley del Impuesto sobre la Renta y 138 de su Reglamento, se considera que las organizaciones civiles y fideicomisos autorizados para recibir donativos deducibles en los términos de dicha Ley, cumplen con el objeto social autorizado para estos efectos, cuando otorguen donativos a organizaciones civiles o fideicomisos que no cuenten con autorización para recibir donativos de conformidad con la Ley del Impuesto sobre la Renta y cuyo objeto exclusivo sea realizar labores de rescate y reconstrucción en casos de desastres naturales, siempre que se cumpla con los siguientes requisitos:

**a)** Tratándose de las organizaciones civiles y fideicomisos autorizados para recibir donativos, se deberá cumplir con lo siguiente:

**1.** Contar con autorización vigente para recibir donativos al menos durante los 5 años previos al momento en que se realice la donación, y que durante ese periodo la autorización correspondiente no haya sido revocada o no renovada.

**2.** Haber obtenido ingresos en el ejercicio inmediato anterior cuando menos de 5 millones de pesos.

**3.** Auditar sus estados financieros.

4. Presentar un informe respecto de los donativos que se otorguen a organizaciones o fideicomisos que no tengan el carácter de donatarias autorizadas que se dediquen a realizar labores de rescate y reconstrucción ocasionados por desastres naturales.

5. No otorgar donativos a partidos políticos, sindicatos, instituciones religiosas o de gobierno.

6. Presentar un listado con el nombre, denominación o razón social y Registro Federal de Contribuyentes de las organizaciones civiles o fideicomisos que no cuenten con la autorización para recibir donativos a las cuales se les otorgó el donativo.

**b)** Tratándose de las organizaciones civiles y fideicomisos que no cuenten con autorización para recibir donativos, a que se refiere el primer párrafo de esta fracción, deberán cumplir con lo siguiente:

1. Estar inscritas en el Registro Federal de Contribuyentes.

2. Comprobar que han efectuado operaciones de atención de desastres, emergencias o contingencias por lo menos durante 3 años anteriores a la fecha de recepción del donativo.

3. No haber sido donataria autorizada a la que se le haya revocado o no renovado la autorización.

4. Ubicarse en alguno de los municipios o en las demarcaciones territoriales de la Ciudad de México, de las zonas afectadas por el desastre natural de que se trate.

5. Presentar un informe ante el Servicio de Administración Tributaria, en el que se detalle el uso y destino de los bienes o recursos recibidos, incluyendo una relación de los folios de los Comprobantes Fiscales Digitales por Internet y la documentación con la que compruebe la realización de las operaciones que amparan dichos comprobantes.

6. Devolver los remanentes de los recursos recibidos no utilizados para el fin que fueron otorgados a la donataria autorizada.

7. Hacer pública la información de los donativos recibidos en su página de Internet o, en caso de no contar con una, en la página de la donataria autorizada.

El Servicio de Administración Tributaria podrá expedir reglas de carácter general necesarias para la debida y correcta aplicación de esta fracción.

## Capítulo III
## De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

**Artículo 24.** Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2022.

**Artículo 25.** Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2023 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el documento denominado Renuncias Recaudatorias a que se refiere el apartado A del artículo 26 de esta Ley.

**Artículo 26.** La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores lo siguiente:

**A.** El documento denominado Renuncias Recaudatorias, a más tardar el 30 de junio de 2022, que comprenderá los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El documento a que se refiere el párrafo anterior, tomará como base los datos estadísticos necesarios que el Servicio de Administración Tributaria está obligado a proporcionar, conforme a lo previsto en el artículo 22, fracción III de la Ley del Servicio de Administración Tributaria, y deberá contener los montos referidos estimados para el ejercicio fiscal de 2023 en los siguientes términos:

**I.** El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

**II.** La metodología utilizada para realizar la estimación.

**III.** La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

**IV.** Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

**V.** Los beneficios sociales y económicos asociados a cada una de las renuncias recaudatorias.

La Secretaría de Hacienda y Crédito Público requerirá al Servicio de Administración Tributaria para que entregue a más tardar el 15 de abril de 2022 los datos estadísticos a que se refiere este Apartado, cumpliendo con los requisitos que le establezca dicha Secretaría.

En caso de no entregar la información en el plazo y forma señalados en el párrafo anterior, se procederá conforme a lo dispuesto por el último párrafo del artículo 22 de la Ley del Servicio de Administración Tributaria.

**B.** Un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, a más tardar el 30 de septiembre de 2022, en el que se deberá señalar, para cada una la siguiente información:

**I.** Ingresos por donativos recibidos en efectivo de nacionales.

**II.** Ingresos por donativos recibidos en efectivo de extranjeros.

**III.** Ingresos por donativos recibidos en especie de nacionales.

**IV.** Ingresos por donativos recibidos en especie de extranjeros.

**V.** Ingresos obtenidos por arrendamiento de bienes.

**VI.** Ingresos obtenidos por dividendos.

**VII.** Ingresos obtenidos por regalías.

**VIII.** Ingresos obtenidos por intereses devengados a favor y ganancia cambiaria.

**IX.** Otros ingresos.

**X.** Erogaciones efectuadas por sueldos, salarios y gastos relacionados.

**XI.** Erogaciones efectuadas por aportaciones al Sistema de Ahorro para el Retiro, al Instituto del Fondo Nacional de la Vivienda para los Trabajadores, y jubilaciones por vejez.

**XII.** Erogaciones efectuadas por cuotas al Instituto Mexicano del Seguro Social.

**XIII.** Gastos administrativos.

**XIV.** Gastos operativos.

**XV.** Monto total de percepciones netas de cada integrante del Órgano de Gobierno Interno o de directivos análogos.

El reporte deberá incluir las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 79, 82, 83 y 84 de la Ley del Impuesto sobre la Renta y en su Reglamento.

**C.** Para la generación del reporte a que se refiere el Apartado B de este artículo, la información se obtendrá de aquélla que las donatarias autorizadas estén obligadas a presentar en la declaración de las personas morales con fines no lucrativos correspondiente al ejercicio fiscal de 2021, a la que se refiere el tercer párrafo del artículo 86 de la Ley del Impuesto sobre la Renta.

La información sobre los gastos administrativos y operativos, así como de las percepciones netas de cada integrante del Órgano de Gobierno Interno o de directivos análogos a que se refiere el Apartado B de este artículo, se obtendrá de los datos reportados a más tardar el 31 de julio de 2022, en la página de Internet del Servicio de Administración Tributaria en la Sección de Transparencia de Donatarias Autorizadas correspondiente al ejercicio fiscal de 2021, a que se refiere el artículo 82, fracción VI de la Ley del Impuesto sobre la Renta. Se entenderá por gastos administrativos y operativos lo siguiente:

I. Gastos administrativos: los relacionados con las remuneraciones al personal, arrendamiento de bienes muebles e inmuebles, teléfono, electricidad, papelería, mantenimiento y conservación, los impuestos y derechos federales o locales, así como las demás contribuciones y aportaciones que en términos de las disposiciones legales respectivas deba cubrir la donataria siempre que se efectúen en relación directa con las oficinas o actividades administrativas, entre otros. No quedan comprendidos aquéllos que la donataria deba destinar directamente para cumplir con los fines propios de su objeto social.

II. Gastos operativos: aquéllos que la donataria deba destinar directamente para cumplir con los fines propios de su objeto social.

La información a que se refieren los Apartados B y C de este artículo, no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2o., fracción VII de la Ley Federal de los Derechos del Contribuyente.

**Artículo 27.** En el ejercicio fiscal de 2022, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2023, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2023 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2023 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

## Transitorios

**Primero.** La presente Ley entrará en vigor el 1 de enero de 2022, salvo lo dispuesto en el Transitorio Décimo Séptimo, que entrará en vigor el día de su publicación en el Diario Oficial de la Federación.

**Segundo.** Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo

dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2021.

**Tercero.** Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o entidad o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias o entidades cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

**Cuarto.** Durante el ejercicio fiscal de 2022 el Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios creado mediante el Quinto transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, publicada en el Diario Oficial de la Federación el 20 de noviembre de 2013 continuará destinándose en los términos del citado precepto.

**Quinto.** Durante el ejercicio fiscal de 2022 las referencias que en materia de administración, determinación, liquidación, cobro, recaudación y fiscalización de las contribuciones se hacen a la Comisión Nacional del Agua en la Ley Federal de Derechos, así como en los artículos 51 de la Ley de Coordinación Fiscal y Décimo Tercero de las Disposiciones Transitorias del Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Coordinación Fiscal y de la Ley General de Contabilidad Gubernamental, publicado en el Diario Oficial de la Federación el 9 de diciembre de 2013 y las disposiciones que emanen de dichos ordenamientos se entenderán hechas también al Servicio de Administración Tributaria.

**Sexto.** Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales la información sobre los ingresos excedentes que, en su caso, se hayan generado con respecto al calendario de ingresos derivado de la Ley de Ingresos de la Federación a que se refiere el artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En este reporte se presentará la comparación de los ingresos propios de las entidades paraestatales bajo control presupuestario directo, de las empresas productivas del Estado, así como del Gobierno Federal. En el caso de éstos últimos se presentará lo correspondiente a los ingresos provenientes de las transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

**Séptimo.** Las entidades federativas y municipios que cuenten con disponibilidades de recursos federales destinados a un fin específico previsto en ley, en reglas de operación, convenios o instrumentos jurídicos, correspondientes a ejercicios fiscales anteriores al 2022, que no hayan sido devengados y pagados en términos de las disposiciones jurídicas aplicables, deberán enterarlos a la Tesorería de la Federación, incluyendo los rendimientos financieros que hubieran generado. Los recursos correspondientes a los aprovechamientos que se obtengan, podrán destinarse por la Secretaría de Hacienda y Crédito Público, conforme a los términos establecidos en los convenios que, para tal efecto, suscriba con las entidades federativas que justifiquen un desequilibrio financiero que les imposibilite cumplir con obligaciones de pago de corto plazo del gasto de operación o, en su caso y, sujeto a la disponibilidad presupuestaria podrá destinarse para mejorar la infraestructura en las mismas. De igual manera se podrán destinar para atender desastres naturales.

Para efectos de lo anterior, los aprovechamientos provenientes de los enteros que realicen las entidades federativas y municipios en términos del presente transitorio, no se considerarán extemporáneos, por lo que no causan daño a la hacienda pública ni se cubrirán cargas financieras, siempre y cuando dichas disponibilidades hayan estado depositadas en cuentas bancarias de la entidad federativa y/o municipio.

**Octavo.** En el ejercicio fiscal de 2022, la Secretaría de Hacienda y Crédito Público a través del Servicio de Administración Tributaria deberá publicar estudios sobre la evasión fiscal en México. En la elaboración de dichos estudios deberán participar instituciones académicas de prestigio en el país, instituciones académicas extranjeras, centros de investigación, organismos o instituciones nacionales o internacionales que se dediquen a la investigación o que sean especialistas en la materia. Sus resultados deberán darse a conocer a las Comisiones de Hacienda y Crédito Público de ambas Cámaras del Congreso de la Unión, a más tardar 35 días después de terminado el ejercicio fiscal de 2022.

**Noveno.** El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, durante el ejercicio fiscal de 2022 y en ejercicio de las facultades que le confiere el artículo 22 de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, requerirá a la Secretaría de Hacienda y Crédito Público los pagos correspondientes al incumplimiento de obligaciones que tengan las dependencias o entidades de los municipios o de las entidades federativas, con cargo a las participaciones y transferencias federales de las entidades federativas y los municipios que correspondan, de conformidad con lo establecido en el último párrafo del artículo 9o. de la Ley de Coordinación Fiscal.

La Secretaría de Hacienda y Crédito Público determinará el monto de los pagos a que se refiere el párrafo anterior con cargo a las participaciones y transferencias federales, garantizando que las entidades federativas cuenten con solvencia suficiente.

El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, conforme a los modelos autorizados por su órgano de gobierno, podrá suscribir con las entidades federativas y, en su caso, los municipios, dependencias y entidades de los gobiernos locales que correspondan, los convenios para la regularización de los adeudos que tengan con dicho Instituto por concepto de cuotas, aportaciones y descuentos. El plazo máximo para cubrir los pagos derivados de dicha regularización será de 15 años. Asimismo, en adición a lo previsto en el artículo 22 de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en el marco de la celebración de los referidos convenios, dicho Instituto deberá otorgar descuentos en los accesorios generados a las contribuciones adeudadas excepto tratándose de los accesorios generados por las cuotas y aportaciones que deban ser depositadas en las cuentas individuales de los trabajadores. Para tal efecto, deberán adecuar los convenios de incorporación voluntaria al régimen obligatorio de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, para incluir en el mismo lo dispuesto en el párrafo cuarto del artículo 204 de dicha Ley.

Para los efectos del párrafo anterior, el Instituto podrá aceptar como fuente de pago bienes inmuebles que se considerarán como dación en pago para la extinción total o parcial de adeudos distintos de las cuotas y aportaciones que deban depositarse a las cuentas individuales de los trabajadores. El Instituto determinará si los bienes a los que se refiere este párrafo, resultan funcionales para el cumplimiento de su objeto, asegurándose que se encuentren libres de cualquier gravamen o proceso judicial y que el monto del adeudo no sea mayor al valor del avalúo efectuado por el Instituto de Administración y Avalúos de Bienes Nacionales. En estos casos, la entidad federativa, municipio, dependencia o entidad del gobierno local, según corresponda, deberá cubrir los gravámenes y demás costos de la operación respectiva, los cuales no computarán para el cálculo del importe del pago.

**Décimo.** Las unidades responsables de los fideicomisos, mandatos y análogos públicos, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y demás disposiciones aplicables, serán responsables en todo momento de continuar con su obligación de verificar que los recursos fideicomitidos se apliquen a los fines de dichos instrumentos y que se cumplan dichos fines, incluyendo durante su proceso de extinción o terminación.

**Décimo Primero.** Los contratos de fideicomiso y mandato públicos deberán establecer la obligación de las instituciones fiduciarias o mandatarias, de concentrar trimestralmente en la Tesorería de la

Federación bajo la naturaleza de aprovechamientos, los rendimientos financieros generados por la inversión de los recursos públicos federales que forman parte del patrimonio fideicomitido o destinado para el cumplimiento de su objeto, salvo disposición de carácter general en contrario.

Las instituciones fiduciarias o mandatarias de fideicomisos, mandatos o análogos públicos, deberán concentrar de forma trimestral en la Tesorería de la Federación los intereses generados por dichos instrumentos financieros, salvo aquéllos que impliquen el pago de gastos de operación de dichos vehículos, bajo la naturaleza de aprovechamientos, y se destinarán por la Secretaría de Hacienda y Crédito Público en términos de lo establecido en el artículo 12, último párrafo, de esta Ley, lo anterior con excepción de aquellos vehículos financieros que por disposición expresa de ley, decreto o determinación de la Secretaría de Hacienda y Crédito Público, dichos recursos deban permanecer afectos a su patrimonio o destinados al objeto correspondiente.

**Décimo Segundo.** Con el fin de promover el saneamiento de los créditos adeudados por concepto de cuotas obrero patronales, capitales constitutivos y sus accesorios, con excepción de las cuotas del seguro de retiro, cesantía en edad avanzada y vejez, por parte de entidades federativas, municipios y organismos descentralizados que estén excluidas o no comprendidas en leyes o decretos como sujetos de aseguramiento, se autoriza al Instituto Mexicano del Seguro Social durante el ejercicio fiscal de 2022 a suscribir convenios de pago en parcialidades a un plazo máximo de hasta 6 años.

Para tal efecto, las participaciones que les corresponda recibir a las entidades federativas y los municipios, podrán compensarse de conformidad con lo establecido en el último párrafo del artículo 9o. de la Ley de Coordinación Fiscal.

Para los efectos del párrafo anterior, el Instituto podrá aceptar como fuente de pago bienes inmuebles que se considerarán como dación en pago para la extinción total o parcial de adeudos. El Instituto determinará si los bienes a los que se refiere este párrafo, resultan funcionales para el cumplimiento de su objeto, asegurándose que se encuentren libres de cualquier gravamen o proceso judicial y que el monto del adeudo no sea mayor al valor del avalúo efectuado por el Instituto de Administración y Avalúos de Bienes Nacionales. En estos casos, la entidad federativa, municipio, dependencia o entidad del gobierno local, según corresponda, deberá cubrir los gravámenes y demás costos de la operación respectiva, los cuales no computarán para el cálculo del importe del pago.

**Décimo Tercero.** Los recursos que obtenga la Lotería Nacional que deban concentrarse en la Tesorería de la Federación en términos de las disposiciones aplicables, se considerarán ingresos excedentes por concepto de productos y se podrán destinar por la Secretaría de Hacienda y Crédito Público a programas para la asistencia pública y social, y para prestar los servicios de salud a la población.

**Décimo Cuarto.** El Instituto de Salud para el Bienestar, instruirá a la institución fiduciaria del Fondo de Salud para el Bienestar para que, durante el primer semestre de 2022, concentre en la Tesorería de la Federación el remanente del patrimonio de ese Fideicomiso a que se refiere el artículo 77 bis 17 de la Ley General de Salud, salvo que la Secretaría de Hacienda y Crédito Público autorice que el remanente referido permanezca para el cumplimiento de los fines de dicho fondo.

Los recursos correspondientes a los aprovechamientos que se obtengan derivado del remanente que se concentren a la Tesorería de la Federación, se destinarán prioritariamente por la Secretaría de Hacienda y Crédito Público para la adquisición de vacunas y los gastos de operación asociados; para los requerimientos derivados de la atención a la enfermedad generada por el virus SARS-CoV2, así como para el fortalecimiento de los programas y acciones en materia de salud.

**Décimo Quinto.** Durante el ejercicio fiscal de 2022, para efectos del artículo 21 Bis, fracción VIII, inciso b) de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, referente al reintegro de

recursos que las entidades federativas deben realizar al Fondo de Estabilización de los Ingresos de las Entidades Federativas, la Secretaría de Hacienda y Crédito Público compensará dicho reintegro en parcialidades contra las participaciones federales de la entidad federativa de que se trate, sin ninguna carga financiera adicional, dentro del término de seis meses contados a partir del día siguiente a aquél en el que se comunique a la entidad federativa el monto que deberá reintegrar.

**Décimo Sexto.** Con el fin de coadyuvar en la mejora de la cobertura de los servicios públicos de salud, el Instituto Mexicano del Seguro Social durante el ejercicio fiscal de 2022 podrá celebrar acuerdos de coordinación con los gobiernos de las entidades federativas, para que dicho Instituto otorgue la prestación de servicios de salud a la población sin seguridad social, a través del Programa IMSS-Bienestar.

Para efectos de lo anterior, en los acuerdos de coordinación se establecerán los montos que los gobiernos de las entidades federativas transferirán al Instituto Mexicano del Seguro Social, para su aplicación en el Programa IMSS-Bienestar, con cargo a recursos propios o de libre disposición, o bien, a los recursos del fondo de aportaciones a que se refiere el artículo 25, fracción II, de la Ley de Coordinación Fiscal.

Los recursos del fondo de aportaciones a que se refiere el artículo 25, fracción II, de la Ley de Coordinación Fiscal se entenderán administrados y ejercidos por éstas, en términos de las disposiciones jurídicas aplicables, una vez que las entidades federativas los transfieran al Instituto Mexicano del Seguro Social conforme a los referidos acuerdos.

Las entidades federativas serán responsables de llevar a cabo todos los actos necesarios a fin de que los recursos humanos, financieros y materiales, objeto de los acuerdos de coordinación, se encuentren libres de cargas, gravámenes u obligaciones pendientes de cualquier naturaleza. En ningún caso el Instituto Mexicano del Seguro Social podrá asumir el cumplimiento de obligaciones adquiridas por las entidades federativas previo a la celebración de dichos acuerdos.

**Décimo Séptimo.** Los ingresos que se obtengan en la región fronteriza norte, que para efectos del presente artículo comprende a los estados de Baja California, Sonora, Chihuahua, Coahuila, Nuevo León, Tamaulipas y Baja California Sur, por la regularización de la importación definitiva de vehículos usados, a que se refiere el Decreto por el que se regula la importación definitiva de vehículos usados, publicado en el Diario Oficial de la Federación el 1 de julio de 2011 y sus posteriores modificaciones, no se incluirán en la recaudación federal participable prevista en el artículo 2o. de la Ley de Coordinación Fiscal y tendrán el carácter de ingresos excedentes.

Los recursos a que se refiere el párrafo anterior, se destinarán por la Secretaría de Hacienda y Crédito Público para acciones de pavimentación en los municipios que correspondan, conforme a una distribución porcentual basada en el número de vehículos regularizados y registrados de acuerdo con el domicilio con el que se haya realizado el trámite respectivo, en términos de las disposiciones que emita dicha Secretaría.

Para efectos de lo anterior, las secretarías de Economía y de Seguridad y Protección Ciudadana, así como el Servicio de Administración Tributaria deberán proveer a la Secretaría de Hacienda y Crédito Público la información necesaria.

El otorgamiento de los recursos a los municipios a que se refiere el presente transitorio únicamente se podrá realizar durante el ejercicio fiscal en el que se obtengan los ingresos excedentes respectivos.

**Décimo Octavo.** Las entidades federativas y municipios, que al día 29 de septiembre de 2021, hayan mantenido recursos públicos federales correspondientes al ejercicio fiscal 2021 que deban ser reintegrados a la Federación, en depósito en una cuenta correspondiente a una institución de banca

múltiple cuya autorización para organizarse y operar como tal haya sido revocada a dicha fecha, deberán enterarlos a la Tesorería de la Federación a más tardar el 31 de diciembre de 2022, incluyendo los rendimientos financieros que hubieran generado.

Para efectos de lo anterior, los aprovechamientos provenientes de los enteros que realicen las entidades federativas y municipios en términos del presente transitorio, no se considerarán extemporáneos, por lo que no causan daño a la hacienda pública ni se cubrirán cargas financieras.

**Ciudad de México, a 26 de octubre de 2021.-** Dip. **Sergio Carlos Gutiérrez Luna**, Presidente.- Sen. **Olga Sánchez Cordero Dávila**, Presidenta.- Dip. **Jessica María Guadalupe Ortega De La Cruz**, Secretaria.- Sen. **Verónica Noemí Camino Farjat**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a 10 de noviembre de 2021.- **Andrés Manuel López Obrador**.- Rúbrica.- El Secretario de Gobernación, Lic. **Adán Augusto López Hernández**.- Rúbrica.